   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 18, 2000

                                                      REGISTRATION NO. 333-47456
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              OPTICAL ACCESS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                   3674                                  95-4810674
    (STATE OR OTHER JURISDICTION OF            (PRIMARY STANDARD INDUSTRIAL                   (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)               CLASSIFICATION NUMBER)                   IDENTIFICATION NUMBER)

                             20415 NORDHOFF STREET
                              CHATSWORTH, CA 91311
                                 (818) 407-1801
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                            CHIEF EXECUTIVE OFFICER
                                   GUY AVIDAN
                             20415 NORDHOFF STREET
                              CHATSWORTH, CA 91311
                                 (818) 407-1801
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENTS FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                 THOMAS J. POLETTI, ESQ.                                    JOHN F. DELLA GROTTA, ESQ.
                   MARK A. KLEIN, ESQ.                                        STEPHEN D. COOKE, ESQ.
                    TED WEITZMAN, ESQ.                                       KURT E. SCHEUERMAN, ESQ.
                KIRKPATRICK & LOCKHART LLP                            PAUL, HASTINGS, JANOFSKY & WALKER LLP
           9100 WILSHIRE BLVD., 8TH FLOOR EAST                          695 TOWN CENTER DRIVE, 17TH FLOOR
             BEVERLY HILLS, CALIFORNIA 90212                               COSTA MESA, CALIFORNIA 92626
                 TELEPHONE (310) 273-1870                                    TELEPHONE (714) 668-6200
                 FACSIMILE (310) 274-8293                                    FACSIMILE (714) 979-1921

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION DATED DECEMBER 18, 2000

PROSPECTUS
                                5,000,000 SHARES

                          [OPTICAL ACCESS, INC. LOGO]
                                  COMMON STOCK
                            ------------------------
This is an initial public offering of 5,000,000 shares of common stock of Optical Access, Inc. We are selling all of the shares of common stock offered under this prospectus. We anticipate that the initial public offering price will be between $11.00 and $13.00 per share.

There is currently no public market for our shares. We have applied to have our common stock approved for listing on the Nasdaq National Market under the symbol "OPXS."

SEE "RISK FACTORS" BEGINNING ON PAGE 5 TO READ ABOUT RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                                    PER
                                                                   SHARE          TOTAL
                                                                -----------    -----------
Public offering price.......................................         $         $
Underwriting discounts and commissions......................         $         $
Proceeds, before expenses, to us............................         $         $

                            ------------------------

We have granted the underwriters a 30-day option to purchase up to an additional 750,000 shares of common stock from us at the initial public offering price less the underwriting discount.

The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares in New York, New York, on
               .

                            ------------------------

BEAR, STEARNS & CO. INC.

              CIBC WORLD MARKETS
                            U.S. BANCORP PIPER JAFFRAY
                                         FIRST SECURITY VAN KASPER
             The date of this prospectus is                , 2000.

                               Inside Front Cover

The inside front cover page of the prospectus contains a drawing depicting six buildings networked by the Terescope products. The caption at the top of the page reads "Optical Access Sample Deployment."

In the center of the diagram is a picture of a tower-like building (the center building). On the rooftop of the center building are five TereScopes, a six-sided rectangular device that has one of its long sides resting on a tripod. The short side of the rectangular box faces outwards from the building and has a round hole on it covered with glass. A line extends from each glass covering on the Terescope product on the five buildings surrounding the center building (the outside buildings). The lines represent the laser connection between the TereScopes. Each of the five outside buildings has three TereScope products on the rooftop of the building. In addition to the connections between the TereScopes on center building and the outside buildings, there are also connections (depicted by a line) between the TereScopes on the outside buildings.

As a component of the TereScope on a building on the left side of the page, there is a drawing of OptiSwitch product. There is also an enlarged picture of the OptiSwitch product. A caption pointing to the product reads:
"OptiSwitch in each building enable switching and other value added services."

On the right side of the page there is an enlarged picture of the TereScope product. There is a caption on the right side of the page which points to the lines depicting a connection between center and outside building and a connection between two outside buildings which states: "Multiple optical wireless links enable redundancy in a mesh architecture."

On the bottom right hand corner there is an enlarged picture of a computer monitor, hard drive and key board which displays the MegaVision product. A caption next to this picture states: "MegaVision provides user friendly graphical interface to manage the network from a remote location."

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    5
Special Note Regarding Forward-Looking Statements...........   16
Our Relationship with MRV Communications after the
  Offering..................................................   16
Use of Proceeds.............................................   18
Dividend Policy.............................................   18
Capitalization..............................................   19
Dilution....................................................   20
Selected Financial Data.....................................   21
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   23
Business....................................................   33
Management..................................................   44
Certain Transactions........................................   50
Arrangements between Optical Access and MRV
  Communications............................................   50
Principal Stockholders......................................   59
Description of Capital Stock................................   60
Shares Eligible for Future Sale.............................   61
Underwriting................................................   63
Legal Matters...............................................   66
Experts.....................................................   66
Where You Can Find More Information about Optical Access....   66
Index to Financial Statements...............................  F-1


                            ------------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

     UNTIL             , 2000 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS THAT BUY, SELL OR TRADE OUR COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     This summary highlights selected information in this prospectus, but it may not contain all of the information that is important to you. To better understand this offering, and for a more complete description of the offering, you should read this entire prospectus carefully, including the "Risk Factors" section and the financial statements and the notes to those statements, which are included elsewhere in this prospectus.

                                 OPTICAL ACCESS


     We design, manufacture and market optical wireless products that deliver high-speed communications traffic to the portion of the communications network commonly known as the last mile, which extends from the end user to the service provider's central office. We believe our products enable a fundamental shift in the design of the last mile by allowing service providers to quickly and cost-effectively bypass traditional copper-based networks and offer high-speed communication services to business users. Our target customers include existing and emerging telecommunications carriers and service providers seeking a comprehensive last-mile solution. Our newly developed optical wireless products are designed to be deployed in a switched mesh architecture, which means that our products allow transmission of data between any two points on the network and enable full re-routing of traffic around a transmission link or equipment failure. This switched mesh configuration increases the sustained connectivity of the optical wireless transmission link.



     The volume of high-speed traffic across communications networks has grown dramatically as the public Internet and private corporate intranets have become essential for communication and e-commerce. According to Ryan, Hankin and Kent, a market research firm, Internet and other data traffic will increase over 4000% between 1999 and 2003. Although service providers are rapidly upgrading their fiber optic network infrastructure in the portion of the network connecting large cities or regions to their central offices, upgrades to the last mile have been slow and remain cost prohibitive, resulting in a bottleneck for the transmission of data traffic. To date, attempts to address this last mile bottleneck have included copper-based alternatives and wireless radio frequency alternatives which have proved only partially successful due to inherent deficiencies of these technologies. We believe optical wireless technology is the only alternative capable of meeting the growing demand for bandwidth, or transmission capacity, in a timely and cost-effective manner to address the last mile bottleneck.



     Our product offerings primarily consist of our TereScope and OptiSwitch(TM) family of products. Our TereScope products provide the optical wireless links and our OptiSwitch(TM) products aggregate and direct communications traffic. Our products allow service providers to offer numerous value-added services, including the ability to immediately alter bandwidth allocations and to prioritize streams of delay-sensitive data communication, such as the transmissions of streaming video. Our wireless devices can be installed within a few hours since installation is not dependent on obtaining rights-of-way, government licenses and other permits. In addition, our products are scalable, which permits service providers to install new equipment as new subscribers are added on a pay-as-you-grow basis without sacrificing their initial investment. We currently have over 3,000 installations of our TereScope system, most of which are direct connections between two sites, otherwise known as point-to-point connections, in Europe.


     Since beginning operations, we have incurred significant expenses as we have developed our products and strategy. We had net losses of $3.2 million for the period from April 1, 1998, the date of our inception, through December 31, 1998, $2.3 million for the year ended December 31, 1999 and $31.3 million for the nine months ended September 30, 2000. We expect to incur increasing manufacturing, research and development, sales and marketing, administrative and other expenses. As a result, we expect to operate at a loss for the foreseeable future. Furthermore, we face intense competition from a number of competitors, including TeraBeam Networks, AirFiber and Canon with respect to our TereScope products and Cisco Systems, Extreme Networks, Foundry Networks and Nortel Networks with respect to our OptiSwitch(TM) products.

                    OUR RELATIONSHIP WITH MRV COMMUNICATIONS



     We are currently a wholly-owned subsidiary of MRV Communications, Inc., a Delaware corporation. After the completion of this offering, MRV Communications will own approximately 89% of the outstanding shares of our common stock or approximately 88% if the underwriters exercise their over-allotment option in full. MRV Communications has advised us that at some time after this offering it may apply for a private letter ruling from the Internal Revenue Service and permission from the Israeli tax authority in connection with a proposed distribution to its stockholders of all of our common stock held by MRV Communications. One condition to the proposed distribution is the receipt of favorable rulings from these agencies to treat the distribution as a tax-free transaction. MRV Communications has not advised us as to the timing of the distribution and we cannot assure you as to whether or when it will occur.



     Prior to the completion of this offering, we will enter into agreements with MRV Communications that govern the separation of our business operations from MRV Communications. The agreements between MRV Communications and us also govern our various interim and ongoing relationships. All of the agreements providing for our separation from MRV Communications were made in the context of a parent-subsidiary relationship and were negotiated in the overall context of our separation from MRV Communications. The parties believe that the terms of these agreements are consistent with market-based terms. However, the terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See "Risk Factors -- Risks Related to Our Relationship with MRV Communications."


                              RECENT ACQUISITIONS


     We recently benefited from two acquisitions by MRV Communications. On May 1, 2000, MRV Communications acquired all of the outstanding capital stock of Jolt Limited, an Israeli developer and manufacturer of optical wireless products, for approximately $57.7 million in MRV Communications common stock and options to purchase MRV Communications common stock. On July 12, 2000, MRV Communications acquired all of the outstanding capital stock of AstroTerra Corporation, a San Diego-based developer and manufacturer of optical wireless products, for approximately $160.3 million in MRV Communications common stock and options to purchase MRV Communications common stock. MRV Communications is contributing the capital stock of each of these acquired corporations and all of the assets of the optical access division of MRV Communications to us as part of one overall plan to effect our separation from MRV Communications. The acquisitions of Jolt Limited and AstroTerra Corporation have brought new research and development and manufacturing facilities, our TereScope line of products and significant additions to our employee base. As a result of the acquisitions, we added three facilities and over 70 employees to our operations. For further information on these acquisitions and the contribution of the acquired stock and assets to us, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "Arrangements between Optical Access and MRV Communications" later in this prospectus.


                             CORPORATE INFORMATION


     We were incorporated in Delaware in December 1999. Our principal executive offices are located at 20415 Nordhoff Street, Chatsworth, California, 91311. Our telephone number is (818) 407-1801. Our worldwide web site address is www.opticalaccess.com. The information in the web site is not incorporated by reference into this prospectus.


     OptiSwitch(TM) is our trademark. All other names or trademarks appearing herein are the property of their holders.

                                  THE OFFERING

Common stock offered..........    5,000,000 shares

Common stock to be outstanding
after the offering............   46,667,000 shares

Use of proceeds...............   Product development, working capital and
                                 general corporate purposes. See "Use of
                                 Proceeds" on page 17.

     The number of shares of our common stock that will be outstanding after this offering is based on the number of shares of common stock outstanding on September 30, 2000. Unless otherwise indicated, the number of shares that will be outstanding after this offering excludes:

     - 4,500,000 shares of common stock available as of September 30, 2000 for future issuance under our 2000 Stock Plan; and

     - 750,000 shares of common stock issuable upon exercise of the underwriters' over-allotment option.

     All share and per share information in this prospectus gives effect to:

     - a 41,667-for-one stock split effective as of November 16, 2000; and


     - the contribution by MRV Communications to us of the capital stock of Jolt Limited and AstroTerra Corporation and all of the assets of MRV Communications' optical access division to effect our separation from MRV Communications.



     Except where the context indicates otherwise, information in this prospectus concerning the percentage ownership of MRV Communications upon completion of this offering assumes no exercise of outstanding options at or prior to that time. Unless otherwise indicated, this prospectus assumes that the underwriters have not exercised their over-allotment option.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth summary financial data for Optical Access. This information should be read in conjunction with the financial statements and the notes to those financial statements appearing elsewhere in this prospectus.

                                      PERIOD FROM
                                     APRIL 1, 1998
                                       (DATE OF
                                      INCEPTION)      YEAR ENDED DECEMBER 31,         NINE MONTHS ENDED SEPTEMBER 30,
                                        THROUGH      --------------------------   ---------------------------------------
                                     DECEMBER 31,                    PRO FORMA                                 PRO FORMA
                                         1998            1999         1999(1)        1999          2000         2000(1)
                                     -------------   ------------   -----------   -----------   -----------   -----------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net sales..........................     $    --        $ 8,473       $ 14,596       $ 4,518      $ 14,708      $ 17,676
Cost of sales(2)...................          --          4,555         15,607         2,584        11,800        13,770
                                        -------        -------       --------       -------      --------      --------
Gross profit.......................          --          3,918         (1,011)        1,934         2,908         3,906
Operating costs and expenses:
  Selling, general and
    administrative(2)..............          --          1,688         18,229           902        11,255        12,667
  Research and development(2)......       3,213          4,543         27,759         3,386        14,781        13,080
  Amortization of goodwill.........          --             --         28,241            --         8,172        21,216
                                        -------        -------       --------       -------      --------      --------
Total operating costs..............       3,213          6,231         74,229         4,288        34,208        46,963
                                        -------        -------       --------       -------      --------      --------
Operating loss.....................      (3,213)        (2,313)       (75,240)       (2,354)      (31,300)      (43,057)
                                        -------        -------       --------       -------      --------      --------
Net loss...........................     $(3,213)       $(2,313)      $(75,405)      $(2,354)     $(31,346)     $(43,267)
                                        =======        =======       ========       =======      ========      ========
Loss per share:(3)
  Basic and diluted loss per
    share..........................     $ (0.08)       $ (0.06)      $  (1.81)      $ (0.06)     $  (0.75)     $  (1.04)
  Basic and diluted weighted
    average shares.................      41,667         41,667         41,667        41,667        41,667        41,667
                                        =======        =======       ========       =======      ========      ========

                                                               AS OF SEPTEMBER 30, 2000
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(4)
                                                              --------    --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $    567       $ 54,367
Working capital.............................................     4,491         58,291
Total assets................................................   146,601        200,401
Long-term debt, net of current portion......................       715            715
Parent company investment/Stockholders' equity..............   139,448        193,248

---------------

(1) The pro forma selected statements of operations for the year ended December 31, 1999 and nine months ended September 30, 2000 and pro forma balance sheet data at September 30, 2000 were derived from the financial statements of Optical Access, Jolt Limited and AstroTerra Corporation included later in this prospectus. The Unaudited Pro Forma Condensed Consolidated Statements of Operations assumes that the Jolt Limited and AstroTerra Corporation acquisitions occurred on January 1, 1999 and consolidates our consolidated statements of operations for the year ended December 31, 1999 and nine months ended September 30, 2000 with the statements of operations for those periods of Jolt Limited and AstroTerra Corporation. See "Unaudited Pro Forma Condensed Consolidated Financial Statements" included herein.


(2) Includes amounts of deferred stock compensation relating to the acquisitions of Jolt Limited and AstroTerra Corporation of: $6.4 million, $3.5 million and $2.9 million presented in cost of sales; $13.8 million, $6.3 million and $5.4 million presented in selling, general and administrative; $22.9 million, $9.8 million and $7.0 million presented in research and development; for the pro forma presentation of the year ended December 31, 1999, the nine months ended September 30, 2000 and the pro forma presentation of the nine months ended September 30, 2000, respectively.

(3) See note 2 of notes to consolidated financial statements for an explanation of how the number of shares used in calculating this per share data was determined.
(4) The as adjusted amounts give effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $12.00 per share, less estimated underwriting discounts and commissions, estimated offering expenses and the application of the proceeds to working capital.

                                  RISK FACTORS

     This offering and an investment in our common stock involve a high degree of risk. You should consider carefully the risks described below before you decide to buy our common stock. If any of the following risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the trading price of our common stock could decline, and you could lose all or part of your investment.

                     RISKS RELATED TO OUR FINANCIAL RESULTS

     OUR FUTURE REVENUES ARE UNPREDICTABLE, OUR OPERATING RESULTS ARE LIKELY TO FLUCTUATE FROM QUARTER TO QUARTER, AND IF WE FAIL TO MEET THE EXPECTATIONS OF SECURITIES ANALYSTS OR INVESTORS, OUR STOCK PRICE COULD DECLINE SIGNIFICANTLY.

     Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate significantly in the future due to a variety of factors, some of which are outside of our control. Accordingly, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indications of future performance. Some of the factors that could cause our quarterly or annual operating results to fluctuate include market acceptance of our products, product development and production, competitive pressures and customer retention.

     We may experience a delay in generating or recognizing revenues for a number of reasons. Orders at the beginning of each quarter typically do not equal expected revenues for that quarter and are generally cancelable at any time. Failure to ship these products by the end of a quarter may adversely affect our operating results. Furthermore, our customer agreements typically provide that the customer may delay scheduled delivery dates and cancel orders within specified time frames without significant penalty. Because we base our operating expenses on anticipated revenue trends and a high percentage of our expenses are fixed in the short term, any delay in generating or recognizing forecasted revenues could significantly harm our business.

     It is likely that in some future quarters our operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock would significantly decline.

     DUE TO THE LONG SALES CYCLE FOR OUR PRODUCTS, THE TIMING OF REVENUE IS DIFFICULT TO PREDICT AND MAY CAUSE OUR OPERATING RESULTS TO FLUCTUATE UNEXPECTEDLY.

     The sales and deployment cycle for our products is lengthy and may extend for six months or more. The length of our sales cycle may cause our revenue and operating results to vary unexpectedly from quarter to quarter. A customer's decision to purchase our products involves a significant commitment of its resources and a lengthy evaluation and product qualification process. Consequently, we may incur substantial expenses and devote senior management attention to potential relationships that never materialize, in which event our investments will largely be lost and we may miss other opportunities. In addition, our lengthy sales cycle makes it difficult to predict the quarter in which we may recognize revenue from any sale.

     WE HAVE INCURRED A NET LOSS IN THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND FOR 1999 AND 1998. WE EXPECT TO CONTINUE TO INCUR NET LOSSES FOR THE FORESEEABLE FUTURE.


     We reported a net loss of $3.2 million for the period from April 1, 1998, the date of our inception, through December 31, 1998, a net loss of $2.3 million for the year ended December 31, 1999 and a net loss of $31.3 million for the nine months ended September 30, 2000. The net loss for the nine months ended September 30, 2000 was primarily due to amortization of goodwill and deferred stock compensation related to our acquisition of Jolt Limited effective May 1, 2000 and our acquisition of AstroTerra Corporation effective July 12, 2000. As a consequence of these goodwill amortization charges and compensation expenses, we do not expect to report net income in the foreseeable future.

     In connection with the acquisitions of Jolt Limited and AstroTerra Corporation, we have recorded a significant amount of goodwill, the amortization of which will significantly and adversely affect our operating results. As indicated in the consolidated balance sheet as of September 30, 2000 included elsewhere in this prospectus, goodwill equaled approximately $141.3 million, which is being amortized over a five-year period. To the extent that we cannot generate sufficient cash flow to recover the amount of the investment recorded, the investment may be considered impaired and could be subject to an immediate write-down of up to the full amount of the investment. In this event, our net loss in any given period could be greater than anticipated and the market price of our stock could be adversely affected.


                         RISKS RELATED TO OUR BUSINESS

     OUR SUCCESS IS DEPENDENT ON THE CONTINUED DEVELOPMENT OF THE OPTICAL NETWORK MARKETS.


     Widespread adoption of optical wireless networks and the adoption of optical wireless technology for network applications is critical to our future success. The markets for optical networks have only recently begun to develop and are rapidly evolving. Our optical wireless products compete with other high-speed broadband technologies such as digital subscriber lines, fiber optic cable and satellite links. Many of these alternative technologies can take advantage of existing installed infrastructure and have achieved significantly greater market acceptance and penetration than optical wireless technologies, including our technology. By comparison, we must undertake substantial marketing efforts to make prospective customers aware of our products and to persuade their engineering organizations to accept a new technological approach. As the demand for broadband access continues to grow, we expect high-speed broadband technologies, including optical wireless networks and optical wireless technology for network applications, to face increasing competitive pressures from both current and future alternative technologies. In light of these factors, many service providers may be reluctant to invest heavily in optical wireless solutions and, accordingly, the market for these solutions may fail to develop or may develop more slowly than we expect. Either outcome would limit sales opportunities, and if our optical wireless products do not achieve widespread market acceptance in these markets, our business would be significantly harmed.


     THE BENEFITS OF OUR OPTICAL WIRELESS SOLUTION ARE LIMITED BY ADVERSE WEATHER CONDITIONS AND LINE-OF-SIGHT LIMITATIONS.


     Current high-speed broadband optical wireless technology, including ours, has inherent technical limitations that may inhibit its widespread adoption in many areas, including reduced communication distance in adverse weather conditions such as fog and heavy rain and the need for wireless links to be visible to each other, otherwise known as line-of-sight. In most of our installations, line-of-sight restrictions may require our customers to install our TereScope products either on the rooftop or the side of a building or other tall structure. These customers must generally secure roof rights from the owners of each building or other structure on which they install our TereScope products.



     OUR PROFITABILITY DEPENDS IN PART ON OUR ABILITY TO SUCCESSFULLY INTEGRATE THE OPERATIONS OF JOLT LIMITED AND ASTROTERRA CORPORATION.



     Our business has grown in part because of MRV Communications' acquisitions of Jolt Limited in May 2000 and AstroTerra Corporation in July 2000 and its contribution of the capital stock of these companies to us. The acquisitions of Jolt Limited and AstroTerra Corporation have brought new research and development and manufacturing facilities, and we face significant challenges in integrating these facilities before we can realize benefits from these acquisitions. Also, our TereScope line of products was established through these acquisitions and successful integration of this product line is essential to our business. We cannot assure you that we will be able to successfully integrate the businesses, products, technologies or personnel of Jolt Limited or AstroTerra Corporation, or those of companies that we might acquire in the future, and our failure to successfully integrate these operations would harm our business.

     BECAUSE WE DO NOT HAVE LONG-TERM CONTRACTS WITH OUR CUSTOMERS, OUR CUSTOMERS MAY CEASE PURCHASING OUR PRODUCTS AT ANY TIME IF WE FAIL TO MEET OUR CUSTOMERS' NEEDS.

     We do not have long-term contracts with our customers. As a result, our agreements with our customers do not provide any assurance of future sales.
Accordingly:

     - our customers can stop purchasing our products at any time without penalty;

     - our customers are free to purchase products from our competitors; and

     - our customers are not required to make minimum purchases.

     Sales are typically made pursuant to individual purchase orders, often with extremely short lead times. If we are unable to fulfill these orders in a timely manner, we will lose sales and customers.

     OUR MARKET IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE, AND TO COMPETE EFFECTIVELY, WE MUST CONTINUALLY INTRODUCE NEW PRODUCTS THAT ACHIEVE MARKET ACCEPTANCE.


     The markets for our products are characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. We expect that new technologies will emerge as competition and the need for higher and more cost effective transmission capacity, or bandwidth, increases. Our future performance will depend on the successful development, introduction and market acceptance of new and enhanced products that address these changes as well as current and potential customer requirements. The introduction of new and enhanced products may cause our customers to defer or cancel orders for existing products. We have in the past experienced delays in product development and such delays may occur in the future. Therefore, to the extent customers defer or cancel orders in the expectation of a new product release or there is any delay in development or introduction of our new products or enhancements of our products, our operating results would suffer. We also may not be able to develop the underlying core technologies necessary to create new products and enhancements, or to license these technologies from third parties. Product development delays may result from numerous factors, including:


     - changing product specifications and customer requirements;

     - difficulties in hiring and retaining necessary technical personnel;

     - difficulties in reallocating engineering resources and overcoming resource limitations;

     - difficulties with contract manufacturers;

     - changing market or competitive product requirements; and

     - unanticipated engineering complexities.


     The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technological and market trends. In order to compete, we must be able to deliver products to a provider that are highly reliable, operate with its existing equipment, lower the provider's costs of acquisition, installation and maintenance, and provide an overall cost-effective solution. We cannot assure you that we will be able to identify, develop, manufacture, market or support new or enhanced products successfully, if at all, or on a timely basis. Further, we cannot assure you that our new products will gain market acceptance or that we will be able to respond effectively to product announcements by competitors, technological changes or emerging industry standards. Any failure to respond to technological change would significantly harm our business.


     CONTINUED COMPETITION IN OUR MARKETS MAY LEAD TO A REDUCTION IN OUR PRICES, REVENUES AND MARKET SHARE.

     Our current competitors include a number of domestic and international companies, including traditional network vendors and other optical and wireless companies, many of which have substantially greater financial, technical, marketing, distribution resources and brand name recognition than we have.

Direct competitors for our optical wireless technology include AirFiber, Canon and TeraBeam. Indirect competitors include companies that provide radio frequency wireless solutions, such as Netro, Ceragon Networks and Adaptive Broadband. In addition, we believe companies in emerging industries attempting to address the last mile bottleneck, such as those in the passive optical networking industry, could be future competitors. Direct competitors for our switching products include Cisco Systems, Extreme Networks, Foundry Networks and Nortel Networks. We expect that more companies, including some of our customers, will enter the market for optical subsystems and network performance test systems. We may not be able to compete successfully against either current or future competitors. Increased competition could result in significant price erosion, reduced revenue, lower margins or loss of market share, any of which would significantly harm our business. Furthermore, larger companies in other related industries, such as the telecommunications industry, may develop or acquire technologies and apply their significant resources, including their distribution channels and brand name recognition, to capture significant market share.

     WE DEPEND ON CONTRACT MANUFACTURERS FOR SUBSTANTIALLY ALL OF OUR ASSEMBLY REQUIREMENTS FOR OUR OPTISWITCH(TM) PRODUCTS, AND IF THESE MANUFACTURERS FAIL TO PROVIDE US WITH ADEQUATE SUPPLIES OF HIGH-QUALITY PRODUCTS, OUR COMPETITIVE POSITION, REPUTATION AND BUSINESS COULD BE HARMED.

     We currently rely on a limited number of contract manufacturers for substantially all of our assembly requirements for our OptiSwitch(TM) products, and approximately 60% of these assembly requirements were provided by one contract manufacturer for the first nine months of 2000. We do not have long-term contracts with any of these manufacturers. We have experienced delays in product shipments from contract manufacturers in the past, which in turn delayed product shipments to our customers. We may in the future experience similar delays or other problems, such as inferior quality and insufficient quantity of product, any of which could significantly harm our business. We cannot assure you that we will be able to effectively manage our contract manufacturers or that these or other manufacturers will meet our future requirements for timely delivery of products of sufficient quality and quantity. Qualifying contract manufacturers is a long process and will consume the time of technical professional personnel that may disrupt our business for a period of time. We intend to regularly introduce new products and product enhancements, which will require that we rapidly achieve volume production by coordinating our efforts with those of our suppliers and contract manufacturers. The inability of our contract manufacturers to provide us with adequate supplies of high-quality products or the loss of any of our contract manufacturers would cause a delay in our ability to fulfill orders while we obtain a replacement manufacturer and would significantly harm our business.

     WE DEPEND ON OUR OWN MANUFACTURING FACILITIES FOR OUR TERESCOPE PRODUCTS ASSEMBLY AND TESTING REQUIREMENTS, AND IF WE ARE UNABLE TO EXPAND OUR MANUFACTURING CAPACITY IN A TIMELY MANNER, WE MAY HAVE INSUFFICIENT CAPACITY AND OUR COMPETITIVE POSITION, REPUTATION AND NET SALES COULD BE HARMED.

     We currently depend on our own manufacturing facilities located in San Diego and Jerusalem for our TereScope products assembly and testing requirements, and we have devoted significant resources to expanding our manufacturing capacity at these facilities. We do not plan to rely on contract manufacturers for these assembly and testing requirements due to concerns regarding quality control. We could experience difficulties and disruptions in the assembly and testing of our products, which could prevent us from achieving timely delivery of products and could result in lost net sales. We could also face the inability to procure and install additional capital equipment, a shortage of raw materials we use in our products, a lack of availability of assembly and testing personnel to work in our facilities, difficulties in achieving adequate yields from new manufacturing lines and an inability to predict future order volumes. We may experience delays, disruptions, capacity constraints or quality control problems in our manufacturing operations and, as a result, product shipments to our customers could be delayed, which would negatively impact our net sales, competitive position and reputation. If we are unable to expand our manufacturing capacity in a timely manner, or if we do not accurately project demand, we will have insufficient capacity, which could seriously harm our results of operations.

     WE MAY LOSE SALES IF OUR SUPPLIERS FAIL TO MEET OUR NEEDS.


     We currently purchase several key components used in the manufacture of our products from single or limited sources including networking components from Intel, Galileo and AMCC. In addition, we rely on optical component suppliers including active and passive components from Luminent, a company substantially owned by MRV Communications. We depend on these sources to meet our needs. Moreover, we depend on the quality of the products supplied to us over which we have limited control. We have encountered shortages and delays in obtaining components in the past and expect to encounter shortages and delays in the future. If we cannot supply products due to a lack of components, or are unable to redesign products with other components in a timely manner, our business will be significantly harmed. We have no long-term or short-term contracts for any of our components. As a result, a supplier can discontinue supplying components to us without penalty. If a supplier discontinued supplying a component, our business may be harmed by the resulting product manufacturing and delivery delays.


     RAPID GROWTH WILL STRAIN OUR OPERATIONS AND REQUIRE US TO INCUR COSTS TO UPGRADE OUR INFRASTRUCTURE.

     We plan to continue to expand our operations significantly. This anticipated growth will place a significant strain on our management and operational resources. For example, as orders for our products grow, we may experience delays in the installation and configuration of our products in a provider's network. These interruptions would lengthen the sales cycle, causing anticipated revenue to be recognized at a later period than anticipated or could cause customers to cancel existing orders. In order to manage our growth effectively, we must implement and improve our operational systems, procedures and controls on a timely basis. If we cannot manage growth effectively, our business could be significantly harmed.

     IF WE ARE UNABLE TO EXPAND OUR DIRECT SALES OPERATION AND RESELLER DISTRIBUTION CHANNELS OR SUCCESSFULLY MANAGE OUR EXPANDED SALES ORGANIZATION, OUR ABILITY TO INCREASE OUR REVENUES WILL BE HARMED.


     Historically, we have relied primarily on a limited direct sales organization, supported by third party manufacturers' representatives and distributors, including iTouch Communications, a subsidiary of MRV Communications, to sell our products. For 1999, 28% of net sales were to iTouch Communications compared to 16% for the nine months ended September 30, 2000. Our distribution strategy focuses in part on developing and expanding our direct sales organization. We may not be able to successfully expand our direct sales organization and the cost of any expansion may exceed the revenue generated. To the extent that we are successful in expanding our direct and indirect sales organization, we cannot assure you that we will be able to compete successfully against the significantly larger and well-funded sales and marketing operations of many of our current or potential competitors. In addition, if we fail to develop relationships with significant resellers, distributors or manufacturers' representatives, of if these resellers, distributors or representatives are not successful in their sales or marketing efforts, sales of our products may decrease and our business would be significantly harmed. Our resellers, distributors and representatives may not market our products effectively or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. Our inability to effectively manage the expansion of our domestic sales and support staff or maintain existing or establish new relationships with manufacturer representatives, distributors and resellers would harm our business.



     FUTURE ACQUISITIONS MAY HAVE AN ADVERSE EFFECT ON OUR FINANCIAL RESULTS SIMILAR TO THE EFFECTS OF THE ACQUISITIONS OF JOLT LIMITED AND ASTROTERRA CORPORATION.


     We may acquire complementary technology businesses. Future acquisitions involve numerous risks that could adversely affect our business, including:

     - problems integrating the acquired operations, technologies or products;

     - unanticipated costs, capital expenditures or liabilities or charges;

     - diversion of management's attention from our core business;

     - harm to our existing business relationships with suppliers and customers;

     - risks associated with entering markets in which we have no or limited prior experience; and

     - potential loss of key employees, particularly those of the acquired organizations.

     In the event we make future acquisitions, we could:


     - issue stock that would dilute our current stockholders' percentage ownership, like the dilution MRV Communications' stockholders incurred when MRV Communications issued an aggregate of approximately 4.3 million shares of its common stock, on a fully converted basis, in connection with the acquisitions of Jolt Limited and AstroTerra Corporation;



     - incur debt such as the $1.1 million of consolidated debt incurred in connection with the acquisitions of Jolt Limited and AstroTerra Corporation;



     - incur additional liabilities such as the $3.8 million of additional consolidated liabilities incurred in connection with the acquisitions of Jolt Limited and AstroTerra Corporation; or



     - incur expenses related to the amortization of goodwill and other intangible assets and deferred compensation, like the expenses related to goodwill and other intangible assets aggregating $141.3 million and deferred compensation charges aggregating $75.0 million incurred in connection with the acquisitions of Jolt Limited and AstroTerra Corporation.


     WE MAY BE REQUIRED TO BRING LITIGATION TO ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY RESULT IN SUBSTANTIAL EXPENSE.

     We rely on a combination of patents, trademarks, copyrights, trade secrets, and contractual provisions to protect our intellectual property rights in the United States and internationally. We currently own six issued United States patents, five issued foreign patents, and thirteen patents pending in the United States on our technological systems and methods. The strength of this protection, however, is uncertain. The process of seeking patent protection and trademark registrations can be long and expensive, and we cannot assure you that our current patents are or any new patents that may be issued will be of sufficient scope or strength to provide any meaningful protection or any competitive advantage to us. In particular, it is uncertain that:

     - our patents and pending patent applications disclose technology that we invented first;

     - we were the first to file patent applications for our inventions;

     - others will not independently develop similar or alternative technologies or duplicate our technologies;

     - any of our pending patent applications will result in issued patents;

     - our already-granted patents may be reexamined, reissued or invalidated;
       and

     - any patents issued to us will provide a basis for commercially viable products, will provide us with any competitive advantages or will not face third party challenges or be the subject of further proceedings limiting their scope.

     We may become involved in interference proceedings in the U.S. Patent and Trademark Office to determine the priority of our inventions. In addition, costly litigation could be necessary to protect our patent, trade secret and trademark position. We may not prevail in any lawsuit or, if we do prevail, we may not receive commercially valuable remedies. Similarly, disputes may arise concerning the ownership of intellectual property. There is no guarantee that such disputes will be resolved in our favor. Failure to protect our intellectual property rights could harm us.

     Intellectual property law and practice differs in foreign jurisdictions, and it may prove difficult or impossible for us to protect our rights in foreign countries. We could become involved in opposition proceedings in foreign countries challenging the validity of our patents. If we are unable to protect our intellectual property adequately in foreign jurisdictions, we could face increased competition in the market for our products and technologies, which could harm our business and commercial prospects.

     EVEN IF WE ARE ABLE TO OBTAIN INTELLECTUAL PROPERTY PROTECTION, OUR PRODUCTS COULD NONETHELESS INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS. THIS MAY CAUSE US TO ENGAGE IN COSTLY LITIGATION AND, IF WE ARE NOT SUCCESSFUL, COULD CAUSE US TO PAY SUBSTANTIAL DAMAGES AND PROHIBIT US FROM SELLING OUR PRODUCTS.

     Even if we are able to obtain strong intellectual property rights protecting our technology and products, these rights may not necessarily serve as a defense against third parties possessing superior intellectual property rights. If third parties own patent, trademark, copyright or other intellectual property rights which cover our technology or products, the third parties may assert intellectual property claims against us. We may be required to pay substantial damages, including but not limited to treble damages, for past infringement if it is ultimately determined that our products infringe rights of a third party.


     We expect we will increasingly be subject to license offers and infringement claims as the number of products and competitors in our market grows and the functioning of products overlaps. In this regard in July 2000, representatives of Nbase-Xyplex, an affiliate of MRV Communications, received a written notice from Nortel Networks, Inc., in which Nortel claimed to have patent rights in technology related to our OptiSwitch(TM) products which were transferred to us in October 2000. Representatives of MRV Communications met with Nortel in late October 2000 to discuss this claim. In November 2000, Nortel more formally memorialized its assertions. We are presently seeking to determine whether we may have violated the patents and the extent of our usage of, and related revenues derived from, technology covered by Nortel's patents. Based on our evaluation to date, we have concluded that Nortel's claim relates to an aspect of our OptiSwitch(TM) products. The parties have discussed terms pursuant to which Nortel's patents could be licensed to MRV Communications and Optical Access. Net sales of our OptiSwitch(TM) products accounted for 100% of our net sales for 1999 and 88% of our net sales for the nine months ended September 30, 2000.


     Our OptiSwitch(TM) and other of our products may ultimately be determined to infringe the Nortel patent, or those of other companies. Nortel or other companies may pursue litigation with respect to their or other claims. The results of any litigation are inherently uncertain. In the event of an adverse result in any litigation with respect to intellectual property rights relevant to our products that could arise in the future, we could be required to obtain licenses to the infringement technology, to pay substantial damages under applicable law, to cease the manufacture, use and sale of infringing products or to expend significant resources to develop non-infringing technology. Licenses may not be available from third parties, including Nortel, either on commercially reasonable terms or at all. In addition, litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail. Accordingly, any infringement claim or litigation against us could significantly harm our business, operating results and financial condition.

     NECESSARY LICENSES OF THIRD-PARTY TECHNOLOGY MAY NOT BE AVAILABLE TO US OR MAY BE VERY EXPENSIVE, WHICH COULD ADVERSELY AFFECT OUR ABILITY TO MANUFACTURE AND SELL OUR PRODUCTS.

     From time to time we may be required to license technology from third parties to develop new products or products enhancements or to resolve infringement claims with respect to intellectual property rights in our existing products. We cannot assure you that third-party licenses such as from Nortel will be available to us on commercially reasonable terms, if at all. The inability to obtain any third-party license required to develop new products and product enhancements or to resolve infringement claims on our existing products could require us to obtain substitute technology of lower quality or performance standards or at greater cost, either of which could seriously harm our ability to manufacture and sell our products.

     IF WE ARE UNABLE TO USE THE NAME OPTICAL ACCESS IN OUR MARKETS, OUR OPERATIONS COULD BE ADVERSELY AFFECTED.

     We are aware of entities that may offer services that compete with ours using the name "Optical Access," some of which may have begun using that name as a mark in commerce prior to our first use of Optical Access. Some of these entities offer telecommunication products or services. Any of these parties could challenge our continuing right to use Optical Access in their market or require us to obtain a license to use it in their market.


     BECAUSE SOME OUR TARGET CUSTOMERS ARE NEW COMPANIES WITH LIMITED FINANCIAL RESOURCES, WE ARE EXPOSED TO THE RISKS RELATED TO SUCH CUSTOMERS' ABILITY TO PAY FOR OUR PRODUCTS, UNCERTAIN PROSPECTS FOR PROFITABILITY OF SUCH CUSTOMERS AND THE RISK THAT THESE COMPANIES MAY NOT SUCCEED IN AN EVOLVING DEREGULATED TELECOMMUNICATIONS MARKET.



     Many of our target customers are new service providers known as competitive local exchange carriers who generally have access to limited financial resources, do not have sustained operating histories and are conducting their businesses in a rapidly changing and competitive telecommunications market which is experiencing worldwide deregulation.



     We face credit risks including slow payments or nonpayment from these target customers. Many of these competitive local exchange carriers may not be able to obtain financing for significant networking infrastructure deployments. Since we provide customer financing for our products including the extension of credit in the ordinary course of our business, we are exposed to greater credit risks related to slow payment or nonpayment because we are putting more of our capital at risk over a longer period of time.



     Some of these carriers may operate and/or deploy our products in third world developing countries, such as portions of Eastern Europe or South America or in parts of the world which have had a history of political unrest, such as the Middle East. In these instances, we may face additional credit risk because traditional financing may not be available to these carriers to purchase our products and the overall economic conditions in those areas in which these carriers operate may adversely affect the growth and profitability of these new service providers. At September 30, 2000, we provided financing of approximately $906,000 to one customer located in Brazil.



     Our prospects for growth will be due, in part, to the successful implementation of the business models of these carriers and our ability to monitor and manage the related credit risks. To the extent that these businesses do not achieve their financial goals and/or we are not able to effectively manage the credit risks associated with these companies and their projects, our business, operating results and financial results may be adversely affected or may fluctuate unpredictably.


     OUR INTERNATIONAL OPERATIONS MAY BE HARMED BY POLITICAL UNREST AND ECONOMIC UNCERTAINTIES SUCH AS EXCHANGE RATE FLUCTUATIONS, HIGHER TAX RATES AND ADVERSE GOVERNMENTAL REGULATIONS.

     Some of our offices and manufacturing and research and development facilities are located in Israel. We could be adversely affected by any major hostilities or political unrest involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel. Restrictive laws or policies directed towards Israel or Israeli businesses could adversely affect us.

     Our international operations are subject to additional risks including:

     - Exchange rate fluctuations which could result in increased operating expenses and reduced revenue;

     - Difficulty in collecting accounts receivables;

     - Difficulty in enforcing or adequately protecting our intellectual property; and

     - Foreign taxes and regulations.

     We cannot assure you that the additional risks associated with our international operations will not materially affect our business, financial condition and our operations.

           RISKS RELATED TO OUR RELATIONSHIP WITH MRV COMMUNICATIONS



     WE WILL BE CONTROLLED BY MRV COMMUNICATIONS SO LONG AS IT OWNS A MAJORITY OF OUR COMMON STOCK AND OUR OTHER STOCKHOLDERS WILL BE UNABLE TO AFFECT THE OUTCOME OF STOCKHOLDER VOTING DURING SUCH TIME.



     After the completion of this offering, MRV Communications will own approximately 89% of our outstanding common stock. As long as MRV Communications owns a majority of our outstanding common stock, MRV Communications will continue to be able to elect our entire Board of Directors and to remove any director, with or without cause, without calling a special meeting, and control the outcome of any stockholder vote. As a result, MRV Communications will control all matters affecting us, including:


     - The composition or our Board of Directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;


     - The allocation of business opportunities that may be suitable for us and MRV Communications;


     - A determination with respect to mergers or other business combinations;

     - Our acquisition or disposition of assets;

     - Our financing;


     - Changes to the agreements providing for our separation from MRV Communications;


     - The payment of dividends on our common stock; and

     - Determinations with respect to our tax returns.


     MRV Communications has advised us that at some time after this offering it may apply for a private letter ruling from the Internal Revenue Service and permission from the Israeli tax authority in connection with a proposed distribution to its stockholders of all of our common stock held by it. One condition to the proposed distribution is the receipt of favorable rulings from these agencies to treat the distribution as a tax-free transaction. MRV Communications has not advised us as to the timing of the distribution and we cannot assure you as to whether or when it will occur. Until this distribution occurs, if ever, the risks discussed above relating to MRV Communications control of us and the potential business conflicts of interest between MRV Communications and us will continue to be relevant to our stockholders.



     MRV COMMUNICATIONS COULD SELL A CONTROLLING INTEREST IN US TO A THIRD PARTY PREVENTING THE PLANNED DISTRIBUTION OF OUR COMMON STOCK.



     MRV Communications has agreed with the underwriters not to offer or sell any shares of our common stock for a period of 180 days after the date of this prospectus, without the prior written consent of the underwriters. After the 180-day period, however, MRV Communications is not prohibited from selling a controlling interest in us to a third party. A sale of a controlling interest in us by MRV Communications would prevent the distribution of our shares to MRV Communications' shareholders as currently planned and could have a depressive effect of the market price of our common stock. Moreover, because MRV Communications can dispose of all or a portion of its ownership of our common stock at some future date, it may transfer a controlling interest in us without allowing you to participate or realize a premium.



     IF MRV COMMUNICATIONS OWNS MORE THAN 90% OF OUR OUTSTANDING CAPITAL STOCK, IT MAY MERGE US INTO MRV COMMUNICATIONS AT ANY TIME.



     Under Delaware law, a parent corporation that owns at least 90% of the outstanding capital stock of a subsidiary corporation may merge the subsidiary into the parent without the vote of the subsidiary's stockholders. After completion of the offering, MRV Communications will own approximately 89% of the outstanding shares of our common stock or approximately 88% if the underwriters exercise their over-allotment option in full. However, if MRV Communications at some time in the future after the offering owns 90% or more of our outstanding capital stock, it may merge us into itself without the vote of our stockholders. In such event, our outstanding shares of common stock would be converted into shares of common stock of MRV Communications at an exchange ratio to be determined at the time of the transaction. Our stockholders would be entitled to appraisal rights under Delaware law, but these rights may not entitle our stockholders to receive consideration equivalent to the price they paid for our common stock.


     WE MAY HAVE POTENTIAL BUSINESS CONFLICTS OF INTEREST WITH MRV COMMUNICATIONS WITH RESPECT TO PAST AND ONGOING RELATIONSHIPS THAT COULD HARM OUR BUSINESS OPERATIONS.



     Conflicts of interest may arise between MRV Communications and us in a number of areas relating to our past and ongoing relationships, including:



     - labor, tax, employee benefit, indemnification and other matters arising from our separation from MRV Communications;


     - intellectual property matters;

     - employee retention and recruiting;

     - major business combinations involving us;


     - sales or distributions by MRV Communications of all or any portion of its ownership interest in us;



     - the nature, quality and pricing of transitional services MRV Communications has agreed to provide us; and



     - business opportunities that may be attractive to both MRV Communications and us.



     In addition to the conflicts of interests relating to the separation of our operations from MRV Communications as described above, we also may face business conflicts of interest with MRV Communications because divisions and subsidiaries of MRV Communications purchase substantial quantities of our products. These customers accounted for sales of $3.8 million for the year ended December 31, 1999 and $6.3 million during the nine months ended September 30, 2000. Like other customers, we do not have long-term contracts with MRV Communications for the purchase of our components. Because MRV Communications controls all matters relating to us, MRV Communications may be able to require us to enter into a customer relationship with it or one of its subsidiaries on terms that are less favorable to us than those we could negotiate with an unrelated customer, however, we believe terms of such agreements would be consistent with market-based terms. Nothing restricts MRV Communications from competing with us.



     The terms of any arrangement or agreement outside of the ordinary course of business between us and MRV Communications or any of its affiliates requires the approval of a committee consisting of our independent board members. However, we may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party. The agreements we have entered into with MRV Communications may be amended upon agreement between the parties. While we are controlled by MRV Communications, MRV Communications may be able to require us to agree to amendments to these agreements that may be less favorable to us than the current terms of the agreement. However, we believe terms of such agreements would be consistent with market-based terms.



     WE WILL NOT BE ABLE TO RELY ON MRV COMMUNICATIONS TO FUND OUR FUTURE CAPITAL REQUIREMENTS, AND FINANCINGS FROM OTHER SOURCES MAY NOT BE AVAILABLE ON FAVORABLE TERMS OR AT ALL.



     In the past, our capital needs have been satisfied by MRV Communications and will continue to be satisfied by MRV Communications for a minimum of the next 12 months or until this offering is completed, if earlier. However, following this offering, MRV Communications does not intend to continue to provide funds to finance our working capital or other cash requirements. We cannot assure you that financing from other sources, if needed, will be available on favorable terms or at all.


     We believe our capital requirements will vary greatly from quarter to quarter, depending on, among other things, capital expenditures, fluctuations in our operating results, financing activities, acquisitions and investments, and inventory and receivables management. We believe that the net proceeds from this offering, along with our future cash flow from operations, will be sufficient to satisfy our working capital, capital expenditure and research and development requirements for at least the next 12 months. However, we may require or choose to obtain additional debt or equity financing in order to finance acquisitions or other investments in our business, or otherwise. Future equity financings would be dilutive to the existing holders of our common stock. Future debt financings could involve restrictive covenants. We will likely not be able to obtain financing with interest rates as favorable as those that MRV Communications could obtain.



     SOME OF OUR DIRECTORS AND EXECUTIVE OFFICERS MAY HAVE CONFLICTS OF INTEREST BECAUSE THEY HAVE A SUBSTANTIAL AMOUNT OF THEIR PERSONAL FINANCIAL PORTFOLIOS IN MRV COMMUNICATIONS COMMON STOCK AND STOCK OPTIONS.



     Some of our directors, officers and other employees have a substantial amount of their personal financial portfolios in MRV Communications common stock and options to purchase MRV Communications common stock. Ownership of MRV Communications common stock by our directors and officers after our separation from MRV Communications could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for MRV Communications and us.



     BECAUSE WE HAVE BEEN CARVED OUT OF THE OPERATIONS OF MRV COMMUNICATIONS, OUR HISTORICAL FINANCIAL INFORMATION MAY NOT BE REPRESENTATIVE OF OUR RESULTS AS A SEPARATE, STAND-ALONE COMPANY.



     The historical financial information we have included in this prospectus has been carved out from MRV Communications consolidated financial statements and does not reflect what our financial position, results of operations and cash flows might have been had we been a separate, stand-alone entity for the periods presented. In addition, the historical information is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. We have not made adjustments to reflect many significant changes that will occur in our cost structure, funding and operations as a result of our separation from MRV Communications including changes in our employee base, changes in our tax structure, increased costs associated with reduced economies of scale, increased marketing expenses related to establish a new brand identity and increased costs associated with being a public, stand-alone company.



     IF WE ARE UNABLE TO NEGOTIATE FAVORABLE SERVICE AGREEMENTS WITH THIRD PARTIES AFTER OUR TRANSITIONAL PERIOD WITH MRV COMMUNICATIONS, OUR FINANCIAL RESULTS COULD BE HARMED.



     We have entered into various agreements related to interim and ongoing relationships with MRV Communications. These agreements generally provide for reciprocal transitional services and support for a period of up to one year from the date of our separation from MRV Communications. These services include accounting, financial management, tax, payroll, stockholder and public relations, legal, procurement, and other administrative functions. We cannot assure you that these fees provided for in the agreements necessarily reflect the costs of obtaining the services from unrelated third parties or of our providing these services internally. Upon the expiration of these transitional agreements, we must either negotiate an extension with MRV Communications, negotiate new or revised agreements with various third parties as a separate, stand-alone entity or make appropriate provisions to provide the services ourselves. We cannot assure you that the terms we will be able to negotiate will be as favorable as those that we enjoyed as part of MRV Communications. In addition, as part of MRV Communications, we benefited from various economies of scale including shared global administrative functions, facilities and volume purchase discounts. We expect our costs will increase as a result of the loss or renegotiation of these arrangements which could adversely affect our financial results.


                         RISKS RELATED TO THIS OFFERING

     THERE HAS BEEN NO PRIOR MARKET FOR OUR COMMON STOCK, AND A PUBLIC MARKET FOR OUR SECURITIES MAY NOT DEVELOP OR BE SUSTAINED, WHICH COULD CAUSE OUR STOCK PRICE TO FALL BELOW THE INITIAL PUBLIC OFFERING PRICE.

     Prior to this offering, you could not buy or sell our common stock publicly. An active public market in our common stock may not develop or be sustained after this offering, and the market price might fall below the initial public offering price. The initial public offering price may bear no relationship to the price which the common stock will trade upon completion of this offering. The initial public offering price will be determined based on negotiations between the representatives of the underwriters and us, based on factors that may not be indicative of future market performance.

     SUBSTANTIAL NUMBERS OF SHARES OF OUR COMMON STOCK WILL BECOME AVAILABLE FOR SALE IN THE PUBLIC MARKET SIMULTANEOUSLY, WHICH COULD CAUSE THE MARKET PRICE OF OUR STOCK TO DECLINE.


     Sales of substantial amounts of our common stock in the public market following this offering, or the appearance that a large number of shares is available for sale, could cause the market price of our common stock to decline. The number of shares of common stock available for sale in the public market will be limited by lock-up agreements under which MRV Communications and all of our officers and directors will agree not to sell or otherwise dispose of any of their shares for 180 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc. As of September 30, 2000, MRV Communications owned 41,667,000 shares of our common stock.


     Bear, Stearns & Co. Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. In addition to the adverse effect a price decline could have on holders of common stock, that decline would likely impede our ability to raise capital through the issuance of additional shares of common stock or other equity securities.

     OUR STOCK PRICE MAY BE VOLATILE AND YOU MAY BE UNABLE TO RESELL YOUR SHARES AT OR ABOVE THE OFFERING PRICE.

     The stock market in general, and the Nasdaq National Market and stocks of technology companies in particular, have experienced extreme price and volume fluctuations. This volatility is often unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been initiated against these companies. This litigation, if initiated, could result in substantial costs and a diversion of management's attention and resources, which would significantly harm our business.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms by other comparable terminology.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.


          OUR RELATIONSHIP WITH MRV COMMUNICATIONS AFTER THE OFFERING


OVERVIEW


     We are currently a wholly-owned subsidiary of MRV Communications. After the completion of this offering, MRV Communications will own approximately 89% of our outstanding common stock or approximately 88% if the underwriters exercise their over-allotment option in full. Until MRV

Communications holds less than a majority of the voting power of our outstanding common stock, MRV Communications will be able to control the vote on all matters submitted to stockholders, including the election of directors and the approval of extraordinary corporate transactions.


ANTICIPATED BENEFITS OF THE SEPARATION


     We believe that we will realize a number of benefits from our anticipated separation from MRV Communications, including the following:


          Greater Strategic Focus. We expect to have a sharper focus on Optical Access' business and strategic opportunities as a result of our Board of Directors and management team focusing only on our businesses. We will also have greater ability to modify business processes to better fit the needs of our customers, business units and employees.

          Direct Access to Capital Markets. As a separate company, we will be able to directly access the capital markets to issue debt or equity securities, and we will be able to more readily grow through acquisitions.


          Increased Speed and Responsiveness. As a separate company, we expect to be able to make decisions more quickly, deploy resources more rapidly and efficiently and operate with more agility than when we were a part of MRV Communications. In addition, we expect to enhance our responsiveness to customers and partners.



          Facilitate Customer Relationships and Future Partnerships. MRV Communications competes with several of our customers in supplying optical networking products. As a separate company, we believe we can expand our business with existing and potential customers which may be unwilling to do business with us due to our relationship with MRV Communications. In addition, we believe we will have a greater ability to partner with other companies. In particular, some companies that compete with MRV Communications directly in the sale of products not currently developed or sold by us may be more willing to enter into arrangements with us as a separate company.


          Better Incentives for Employees and Greater Accountability. We expect the motivation of our employees and the focus of our management will be strengthened by incentive compensation programs tied to the market performance of our common stock. The separation will enable us to offer our employees compensation directly linked to the performance of Optical Access' business, which we expect to enhance our ability to attract and retain qualified personnel.

SEPARATION AND TRANSITIONAL ARRANGEMENTS


     Prior to completion of this offering, we will enter into agreements with MRV Communications that govern the separation of our business operations from MRV Communications. These agreements generally provide for, among other things:



     - the transfer from MRV Communications to us of assets and the assumption by us of liabilities relating to our business;



     - the allocation of intellectual property between MRV Communications and us; and



     - various interim and ongoing relationships between MRV Communications and us.



     All of the agreements providing for our separation from MRV Communications were made in the context of a parent-subsidiary relationship and were negotiated in the overall context of our separation from MRV Communications. We believe the terms of these arrangements are consistent with market-based terms. However, the terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties.

POTENTIAL DISTRIBUTION BY MRV COMMUNICATIONS OF OUR COMMON STOCK



     MRV Communications has advised us that at some time after this offering it may apply for a private letter filing from the Internal Revenue Service and permission from the Israeli tax authority in connection with a proposed distribution to its stockholders of all of our common stock held by it. One condition to the proposed distribution is the receipt of favorable rulings from these agencies to treat the distribution as a tax-free transaction. MRV Communications has not advised us as to the timing of the distribution and we cannot assure you as to whether or when it will occur. We have no current plans to issue any securities in connection with this distribution.


AFFILIATE COMMITTEE


     A committee of our Board of Directors, consisting of outside independent board members, shall approve the terms of any arrangement or agreement outside of the ordinary course of business (as defined by such independent committee) between us and MRV Communications or any of its affiliates.


                                USE OF PROCEEDS

     We estimate that our net proceeds from the sale of the shares of common stock we are offering will be approximately $53.8 million, or $62.2 million if the underwriters exercise their over-allotment option in full, based on an assumed initial public offering price of $12.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses. The primary purposes of this offering are to obtain additional equity capital, create a public market for our common stock and facilitate future access to public markets.

     We intend to use the net proceeds we receive from this offering for product development, working capital and general corporate purposes. We have no capital commitments and have not determined the amount of net proceeds that we will use for each of these purposes. Accordingly, we will have broad discretion to use the proceeds as we see fit. Although we may use a portion of the net proceeds to acquire technology or businesses that are complementary to our business, we have no current plans to do so. Pending their use, we plan to invest the net proceeds of the offering in interest-bearing, investment grade securities.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. We currently intend to retain future earnings, if any, to finance the expansion of our business, and we do not expect to pay any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of September 30, 2000:


     - on an actual basis (after giving effect to the acquisition of Jolt Limited on May 1, 2000, the acquisition of AstroTerra Corporation on July 12, 2000, the amendment of our restated certificate of incorporation to split the outstanding shares, increase our authorized capital stock and authorize a class of preferred stock on November 16, 2000 and the transfer of the net assets of MRV Communications' optical access division to Optical Access;


     - on an as adjusted basis to reflect our receipt of the net proceeds from the sale of the shares of common stock in this offering at an assumed initial public offering price of $12.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses.

     You should read this table with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Capital Stock" and the financial statements and the related notes.

                                                               AS OF SEPTEMBER 30, 2000
                                                              --------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              ----------    ------------
                                                              (IN THOUSANDS EXCEPT SHARE
                                                                        DATA)
Long-term debt, net of current portion......................  $     715       $    715
                                                              ---------       --------
Stockholder's equity:
  Preferred stock, $0.001 par value, (20,000,000 shares
     authorized, none issued actual and as adjusted)........         --             --
  Common stock, $0.001 par value, (200,000,000 shares
     authorized, 41,667,000 shares issued actual, 46,667,000
     issued as adjusted)....................................         42             47
  Additional paid-in capital................................    194,807        248,602
  Deferred stock compensation...............................    (55,401)       (55,401)
                                                              ---------       --------
Total stockholder's equity..................................    139,448        193,248
                                                              ---------       --------
Total capitalization........................................  $ 140,163       $193,963
                                                              =========       ========

     The total number of outstanding shares of our common stock as of September 30, 2000 was 41,667,000, excluding


     - 4,500,000 shares of common stock available as of September 30, 2000 for future issuance under our 2000 Stock Plan;



     - 5,000,000 shares of common stock to be issued in this offering; and


     - 750,000 shares of common stock issuable upon exercise of the underwriters' over-allotment option.

                                    DILUTION


     Our net tangible book value at September 30, 2000, was $5.9 million, or $0.14 per share, based on 41,667,000 shares of our common stock outstanding.



     Dilution per share to new investors represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to the sale of the shares of common stock by us at the assumed initial public offering price of $12.00 per share, less the underwriting discounts and commissions and our estimated offering expenses, our pro forma net tangible book value at September 30, 2000, would be $59.7 million, or $1.28 per share. This represents an immediate increase in the pro forma net tangible book value of $1.12 per share to existing stockholders and an immediate dilution of $10.57 per share to new investors purchasing shares at the assumed initial public offering price of $12.00 per share. The following table illustrates this per share dilution:



Assumed initial public offering price per share.............             $12.00
  Pro forma net tangible book value per share at September
     30, 2000...............................................    $0.14
  Increase per share attributable to new investors..........     1.14
                                                                -----
Pro forma net tangible book value per share after this
  offering..................................................             $ 1.28
                                                                         ------
Dilution per share to new investors in this offering........              10.72
                                                                         ======



     If the underwriters' over-allotment option were exercised in full, the pro forma net tangible book value per share after the offering would be $1.44 per share, the increase in net tangible book value per share attributable to new investors would be $1.30 per share and the dilution per share to new investors in this offering would be $10.56 per share.



     The following table sets forth, at September 30, 2000 on a pro forma basis, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by the existing stockholder and by new investors purchasing common stock in this offering:


                                                                TOTAL CONSIDERATION
                                        SHARES ISSUED              (IN THOUSANDS)
                                   ------------------------    ----------------------    AVERAGE PRICE
                                     NUMBER      PERCENTAGE     AMOUNT     PERCENTAGE      PER SHARE
                                   ----------    ----------    --------    ----------    -------------
Existing stockholder.............  41,667,000         89%      $194,849         76%         $ 4.68
New investors....................   5,000,000         11         60,000         24          $12.00
                                   ----------      -----       --------      -----
Total............................  46,667,000      100.0%       254,849      100.0%
                                   ==========      =====       ========      =====

     The above information is based on pro forma shares outstanding as of September 30, 2000. It excludes an aggregate of 4,500,000 shares available for issuance under our 2000 Stock Plan.


     Our sale of additional shares of common stock upon exercise in full of the underwriters' over-allotment option would reduce the percentage of common stock held by our existing stockholder to 88% of the total number of shares of common stock to be outstanding upon completion of this offering and will increase the number of shares of common stock held by new investors to 5,750,000 shares or 12% of the total number of shares of common stock to be outstanding upon completion of this offering.

                            SELECTED FINANCIAL DATA

     The following selected statement of operations data for the period from April 1, 1998, the date of our inception, through December 31, 1998 and the year ended December 31, 1999 and the balance sheet data as of December 31, 1998 and 1999 were derived from our consolidated financial statements and notes thereto included later in this prospectus which have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report included with such financial statements. The unaudited pro forma selected statement of operations data for the year ended December 31, 1999 and the nine months ended September 30, 2000 were derived from the unaudited pro forma financial statements of Optical Access, which are included later in this prospectus. The selected statement of operations data for the nine months ended September 30, 1999 and 2000 and the balance sheet data at September 30, 2000 were derived from our unaudited consolidated financial statements, which are included later in this prospectus. In our opinion, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the financial position and results of operations for each of the periods presented in our unaudited financial statements. Historical results are not necessarily indicative of results that may be expected for any future period. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and the Unaudited Pro Forma Condensed Consolidated Financial Statements of Optical Access, including the related footnotes.

                                                      PERIOD FROM
                                                     APRIL 1, 1998
                                                       (DATE OF           YEAR ENDED              NINE MONTHS ENDED
                                                      INCEPTION)         DECEMBER 31,               SEPTEMBER 30,
                                                        THROUGH      --------------------   ------------------------------
                                                     DECEMBER 31,               PRO FORMA                        PRO FORMA
                                                         1998          1999      1999(1)     1999       2000      2000(1)
                                                     -------------   --------   ---------   -------   --------   ---------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales..........................................    $     --      $  8,473   $ 14,596    $ 4,518   $ 14,708   $ 17,676
Cost of sales(2)...................................          --         4,555     15,607      2,584     11,800     13,770
                                                       --------      --------   --------    -------   --------   --------
Gross profit.......................................          --         3,918     (1,011)     1,934      2,908      3,906
Operating costs and expenses:
  Selling, general and administrative(2)...........          --         1,688     18,229        902     11,255     12,667
  Research and development(2)......................       3,213         4,543     27,759      3,386     14,781     13,080
  Amortization of goodwill.........................          --            --     28,241         --      8,172     21,216
                                                       --------      --------   --------    -------   --------   --------
Total operating costs..............................       3,213         6,231     74,229      4,288     34,208     46,963
                                                       --------      --------   --------    -------   --------   --------
Operating loss.....................................      (3,213)       (2,313)   (75,240)    (2,354)   (31,300)   (43,057)
  Other expense, net...............................          --            --       (134)        --        (46)      (210)
                                                       --------      --------   --------    -------   --------   --------
Loss before taxes..................................      (3,213)       (2,313)   (75,374)    (2,354)   (31,346)   (43,267)
                                                       --------      --------   --------    -------   --------   --------
Provision for income taxes.........................          --            --         31         --         --         --
                                                       --------      --------   --------    -------   --------   --------
Net loss...........................................    $ (3,213)     $ (2,313)  $(75,405)   $(2,354)  $(31,346)  $(43,267)
                                                       ========      ========   ========    =======   ========   ========
Loss per share:(3)
  Basic and diluted loss per share.................    $  (0.08)     $  (0.06)  $  (1.81)   $ (0.06)  $  (0.75)  $  (1.04)
  Basic and diluted weighted average shares........      41,667        41,667     41,667     41,667     41,667     41,667
                                                       ========      ========   ========    =======   ========   ========

                                                                DECEMBER 31,
                                                              ----------------    SEPTEMBER 30,
                                                               1998      1999         2000
                                                              ------    ------    -------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $   --    $  141      $    567
Working capital.............................................     832     3,301         4,491
Total assets................................................   1,989     6,235       146,601
Long-term debt, net of current portion......................      --        --           715
Parent company investment...................................   1,379     4,612       139,448

---------------

(1) The pro forma selected statements of operations for the year ended December 31, 1999 and nine months ended September 30, 2000 were derived from the financial statements of Optical Access, Jolt Limited and AstroTerra Corporation included later in this prospectus. The unaudited pro forma condensed consolidated statements of operations assume that the Jolt Limited and AstroTerra Corporation acquisitions occurred on January 1, 1999 and consolidates our consolidated statements of operations for the year ended December 31, 1999 and nine months ended September 30, 2000 with the statements of operations for those periods of Jolt Limited and AstroTerra Corporation. See "Unaudited Pro Forma Condensed Consolidated Financial Statements" included herein.



(2) Includes amounts of deferred stock compensation relating to the acquisitions of Jolt Limited and AstroTerra Corporation of: $6.4 million, $3.5 million and $2.9 million presented in cost of sales; $13.8 million, $6.3 million and $5.4 million presented in selling, general and administrative; $22.9 million, $9.8 million and $7.0 million presented in research and development; for the pro forma presentation of the year ended December 31, 1999, the nine months ended September 30, 2000 and the pro forma presentation of the nine months ended September 30, 2000, respectively.


(3) See note 2 of notes to consolidated financial statements for an explanation of how the number of shares used in calculating this per share data was determined.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis of our financial condition and results of operations together with "Selected Financial Data" and our consolidated financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of several factors, including, but not limited to, those presented under "Risk Factors" on page 5 and elsewhere in this prospectus.

                                    OVERVIEW


     We design, manufacture and market optical wireless products. From inception in April 1998 until our separation from MRV Communications in October 2000, we have operated as part of a wholly-owned subsidiary of MRV Communications and have conducted business using MRV Communications' trade names. In July 2000, we began doing business under the Optical Access trade name. After the completion of this offering, MRV will own approximately 89% of the outstanding shares of our common stock, or approximately 88% if the underwriters exercise their over-allotment option in full.



     Our principal net assets consist of net assets contributed to us by MRV Communications. The effective date of MRV Communications' contribution and transfer to us of our business was October 31, 2000. These net assets consist of the outstanding capital stock of Jolt Limited and AstroTerra Corporation and substantially all of the net assets of MRV Communications' optical access division which primarily resided in the MRV Communications subsidiary NBase-Communications, Ltd. NBase-Communications was incorporated by MRV Communications in Israel in 1995 as a data communications entity. In October 1998, MRV Communications acquired Xyplex Inc., a company engaged in routing and out of band management activities, and consolidated the activities of Xyplex with NBase-Communications. NBase-Communications continues to operate as a wholly-owned subsidiary of MRV Communications primarily engaged in carrier-class networking products.



     On May 1, 2000, MRV Communications acquired all of the outstanding capital stock of Jolt Limited, an Israeli developer and manufacturer of optical wireless solutions. The purchase price paid was approximately $57.7 million in common stock of MRV Communications and options to purchase common stock of MRV Communications. The acquisition was accounted for using the purchase method. For purposes of the presentations set forth herein, we have assumed that the outstanding capital stock of Jolt Limited purchased by MRV Communications has been contributed to us as of the date of acquisition. Therefore, the results of operations of Jolt Limited have been included in our consolidated financial statements from May 1, 2000. On July 12, 2000, MRV Communications acquired all of the outstanding capital stock of AstroTerra Corporation, a San Diego, California developer and manufacturer of optical wireless communication systems. The purchase price paid was approximately $160.3 million in common stock of MRV Communications and options to purchase common stock of MRV Communications. For purposes of the presentations set forth herein, we have assumed that the acquisition of AstroTerra Corporation was also contributed to us by MRV Communications effective as of the date of its acquisition. The acquisition was accounted for using the purchase method. The results of operations of AstroTerra Corporation have been included in our consolidated financial statements from July 12, 2000. Both of the acquisitions were made to expand our product offerings and enhance our technology expertise. These acquisitions have brought new research and development manufacturing facilities, our TereScope line of products and significant additions to our employee base. As a result of these acquisitions, we added three facilities and over 70 employees to our operations. Historically, substantially all of our operations were located in Israel. In connection with the acquisition of AstroTerra Corporation in July 2000, we obtained our first significant United States operations.



     In connection with the acquisitions of Jolt Limited and AstroTerra Corporation, employees received options to purchase the common stock of MRV Communications. These options had fair values of approximately $25.0 million and $50.0 million for Jolt Limited and AstroTerra Corporation, respectively, which have been recorded as deferred stock compensation at the date of grant. Deferred stock compensation amortization expense for the nine months ended September 30, 2000 relating to these stock options was approximately $19.6 million. We expect to incur additional compensation expense totaling approximately $55.4 million, which will be fully amortized by 2004. Deferred stock compensation is being amortized using the graded method over an estimated employment period of four years.


     Goodwill resulting from the Jolt Limited and AstroTerra Corporation acquisitions totaled $32.7 million and $108.6 million, respectively. For the nine months ended September 30, 2000, we recorded amortization of goodwill of $8.2 million. We expect to record amortization of goodwill charges of approximately $7.1 million per quarter until they are fully amortized in 2005.



     AstroTerra Corporation derives revenues from both product shipments and research and development contracts. AstroTerra Corporation has had substantial sales to government agencies. For fiscal 1997, 1998, and 1999 and the nine months ended September 30, 2000, revenues from governmental customers represented 85%, 79%, 44% and 27% of AstroTerra Corporation's net sales, respectively. It is anticipated that revenues from research and development contracts and from governmental customers will constitute a substantially lower percentage of net sales on a future basis when these contracts expire and as AstroTerra Corporation focuses on product sales to commercial customers.



     Jolt Limited has been granted status as an approved enterprise under the Laws of the State of Israel. As an approved enterprise, Jolt Limited is eligible for a ten year exception from taxation commencing in the first year Jolt Limited has taxable income, after deduction of tax loss carry forwards, subject to certain time restrictions. The benefits period has not yet commenced. As a result, the operations of Jolt Limited will not be subject to Israeli tax during the tax exception period.



     Divisions and subsidiaries of MRV Communications are our customers and purchase substantial quantities of our products. The majority of these sales are made to iTouch Communications, a subsidiary of MRV Communications, which we utilize as a non-exclusive distributor of our products. Sales to iTouch Communications were $2.4 million in 1999 and $2.3 million for the nine months ended September 30, 2000. We have a one year non-exclusive distribution agreement with iTouch Communications, renewable at the mutual consent of the parties. Total sales to MRV Communications divisions and subsidiaries, virtually all which were for reseller purposes, were $3.8 million in 1999 and $6.3 million for the nine months ended September 30, 2000. In addition, Luminent, Inc., a company substantially owned by MRV Communications, provides us with active and passive optical components. For 1999, we purchased $144,000 of components from Luminent compared to $331,000 for the nine months ended September 30, 2000. No purchases were made for the period from April 1, 1998, the date of our inception, through December 31, 1998. Like other customers and suppliers, sales to and purchases from MRV Communications-related customers and suppliers are based on purchase orders and, other than our arrangement with iTouch Communications, we have no long-term arrangements with them. We expect these relationships with MRV Communications and its affiliates to continue following this offering. We believe that our sales to and purchases from MRV Communications-related customers and suppliers have been on terms no more favorable that those we provide to or obtain from our other customers and suppliers.



     We reported a net loss of $3.2 million, $2.3 million and $31.3 million for the period from April 1, 1998, the date of our inception, through December 31, 1998, the year ended December 31, 1999 and the nine months ended September 30, 2000, respectively. In addition, as discussed above, we will record amortization of goodwill and deferred stock compensation relating to our acquisitions of Jolt Limited and AstroTerra Corporation going forward. As a consequence of these amortization of goodwill charges and deferred stock compensation charges, we do not expect to report net income in the foreseeable future.



     We have entered into various agreements related to interim and ongoing relationships with MRV Communications. These agreements provide for reciprocal transitional services and support in the areas of data processing and telecommunications services (such as voice telecommunications and data transmission, information technology support services, and sales and marketing services) for functions including accounting, financial management, tax, payroll, stockholder and public relations, legal, procurement and other administrative functions. Services are generally cost plus 5%, but increase to cost plus 10% if the services extend beyond a one-year period. The transition period varies depending on the agreement but is generally one year. Although the fees provided for in the agreements are intended to represent the fair market value of these services, we cannot assure you that these fees necessarily reflect the costs of obtaining the services from unrelated third parties or of our providing these services internally. However, we believe that purchasing these services from MRV Communications provides an efficient means of obtaining these services during the transition period. We must also negotiate new or revised agreements with various third parties as a separate, stand-alone entity. We cannot assure you that the terms we will be able to negotiate will be as favorable as those that we enjoyed as part of MRV Communications. In addition, as part of MRV Communications, we benefited from various economies of scale including shared global administrative functions, facilities and volume purchase discounts. We expect our costs will increase as a result of the loss or renegotiation of these arrangements, although the amount of the cost increase is not determinable at this time.

                             BASIS OF PRESENTATION


     Our consolidated financial statements have been carved out from the consolidated financial statements of MRV Communications using the historical results of operations and historical bases of the assets and liabilities of the MRV Communications business that our company comprises. There has been no interest charge reflected in our accompanying consolidated financial statements from fundings provided by MRV Communications. Costs and expenses for corporate activities of MRV Communications such as legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other MRV Communications corporate and infrastructure costs have not been significant. For purposes of the financial information set forth herein, we have assumed that the outstanding capital stock of Jolt Limited and AstroTerra Corporation purchased by MRV Communications has been contributed to us as of the respective dates of acquisition.


     The financial information presented in this prospectus is not indicative of our financial position, results of operations or cash flows in the future nor is it necessarily indicative of what our financial position, results of operations or cash flows would have been had we been a separate, stand-alone entity for the periods presented.

                             RESULTS OF OPERATIONS


     The following table reflects selected consolidated historical and pro forma financial data for the periods presented. The table presents actual and pro forma results, which include the amortization of goodwill and deferred stock compensation related to the acquisitions of Jolt in May 2000 and AstroTerra Corporation in July 2000. During the nine months ended September 30, 2000, we incurred amortization of goodwill and deferred stock compensation of $2.7 million and $8.3 million, respectively, related to the acquisition of Jolt and $5.4 million and $11.3 million, respectively, related to the acquisition AstroTerra Corporation. We expect to incur amortization of goodwill from the Jolt Limited and AstroTerra Corporation acquisitions of approximately $1.6 million and $5.4 million, respectively, each quarter through 2005. We expect to report additional deferred stock compensation expense totaling approximately $16.7 million and $38.7 million through 2004 for Jolt Limited and AstroTerra Corporation, respectively. Deferred stock compensation is amortized using the graded method over the related expected employee service period, in this case four years. The acquisitions of Jolt Limited and AstroTerra Corporation have brought new research and development manufacturing facilities, our TereScope line of products and significant additions to our employee base. As a result of these acquisitions, we added three facilities and over 70 employees to our operations.



                                    PERIOD FROM                YEAR ENDED
                                   APRIL 1, 1998              DECEMBER 31,              NINE MONTHS ENDED SEPTEMBER 30,
                                (DATE OF INCEPTION)    --------------------------   ---------------------------------------
                                THROUGH DECEMBER 31,                   PRO FORMA                                 PRO FORMA
                                        1998               1999          1999          1999          2000          2000
                                --------------------   ------------   -----------   -----------   -----------   -----------
AS A PERCENTAGE OF NET SALES:
Net sales.....................               --                100%          100%          100%          100%          100%
Cost of sales.................               --                  54           107            57            80            78
                                    -----------        ------------   -----------   -----------   -----------   -----------
Gross profit..................               --                  46           (7)            43            20            22
                                    -----------        ------------   -----------   -----------   -----------   -----------
Operating costs and expenses:
  Selling, general and
    administrative............               --                  20           125            20            77            72
  Research and development....               --                  54           190            75           100            74
  Amortization of goodwill....               --                  --           193            --            56           120
                                    -----------        ------------   -----------   -----------   -----------   -----------
Total operating costs.........               --                  74           509            95           233           266
                                    -----------        ------------   -----------   -----------   -----------   -----------
Operating loss................               --                (27)         (516)          (52)         (213)         (244)
                                    -----------        ------------   -----------   -----------   -----------   -----------
Net loss......................               --               (27)%        (517)%         (52)%        (213)%        (245)%
                                    -----------        ------------   -----------   -----------   -----------   -----------


NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999


     NET SALES. We generally recognize revenue upon shipment of our products. Net sales for the nine months ended September 30, 2000, increased 226%, to $14.7 million from $4.5 million for the nine months ended September 30, 1999. Our growth is a result of increased penetration within the network carrier market and improved product offerings. Approximately $1.0 million of this increase was due to the contribution of Jolt Limited's net sales for the period from May 1, 2000 through September 30, 2000 and $1.4 million of this increase was due to the contribution of AstroTerra Corporation's net sales for the period from July 12, 2000 through September 30, 2000. Sales to iTouch Communications, a subsidiary of MRV Communications, for the nine months ended September 30, 2000 were $2.3 million as compared to $1.5 million for the nine months ended September 30, 1999.


     GROSS PROFIT. Gross profit is equal to our net sales less our cost of sales. Our cost of sales includes material, direct labor, overhead and deferred stock compensation associated with acquisitions. Cost of inventory is determined by the first in first out method. Gross profit for the nine months ended September 30, 2000 increased 50%, to $2.9 million from $1.9 million for the nine months ended September 30, 1999 as a result of increased sales. Our gross margins, defined as gross profit as a percentage of net sales, are generally affected by product mix and competitive factors. Prices for existing products are generally expected to continue to decrease over their respective life cycles.

     Our gross margin decreased to 20% for the nine months ended September 30, 2000 from 43% for the nine months ended September 30, 1999. Excluding deferred stock compensation, gross margin for the nine months ended September 30, 2000 would have been 44%. The increase was a result of spreading overhead costs over a larger base of sales. In the short-term, we expect margins to be adversely affected as a result of amortization of deferred stock compensation expense presented in costs of sales and as we fully integrate the operations of Jolt Limited and AstroTerra Corporation.



     OPERATING COSTS AND EXPENSES. Operating costs and expenses generally consist of selling, general and administrative expenses, research and development costs, costs associated with acquisitions, and other operating related charges. Operating costs and expenses were $34.2 million, or 233% of net sales, for the nine months ended September 30, 2000, as compared to $4.3 million, or 95% of net sales, for the nine months ended September 30, 1999. Operating costs and expenses in total dollars increased for the nine months ended September 30, 2000 due to the amortization of goodwill and deferred stock compensation in the amount of $24.2 million, the inclusion of Jolt Limited and AstroTerra Corporation, greater focus on direct selling and marketing efforts which increased such costs by $5.0 million and an increase in spending on research and development of $5.0 million. Jolt Limited and AstroTerra Corporation accounted for $616,000 and $963,000, respectively, of operating costs and expenses for the nine months ended September 30, 2000. We expect operating expenses to increase in total dollars but to decrease as a percentage of net sales as we increase sales of our products.


     Selling, general and administrative expenses increased to $11.3 million, or 77% of net sales, during the nine months ended September 30, 2000, from $902,000, or 20% of net sales, for the nine months ended September 30, 1999. This increase was a result of deferred stock compensation and increased personnel costs which reflects the investment we made in hiring additional sales and administrative personnel. Excluding deferred stock compensation, selling, general and administrative expenses for the nine months ended September 30, 2000 would have been $5.0 million, or 34% of net sales. We expect selling, general and administrative expenses to continue to increase as we expand our sales function and from costs associated with becoming a public company and amortization of deferred stock compensation expense.

     Research and development expenses increased to $14.8 million, or 100% of net sales, during the nine months ended September 30, 2000, from $3.4 million, or 75% of net sales, for the nine months ended September 30, 1999. Excluding deferred stock compensation, research and development expenses for the nine months ended September 30, 2000, would have been $5.0 million, or 34% of net sales. Research and development expenses as a percentage of net sales, excluding the effects of deferred stock compensation, decreased primarily due to the significantly increased level of sales. During the nine months ended September 30, 2000, we began development of our next generation products designed to enable our higher margin mesh architecture solutions. We continue to invest heavily in areas targeted at broadening our customer base and product lines and therefore we expect research and development expenses to continue to increase due to hiring additional technical personnel, expanding our current product lines and developing new product offerings.


     During the nine months ended September 30, 2000, we incurred amortization of goodwill and deferred stock compensation of $2.7 million and $8.3 million, respectively, related to the acquisition of Jolt Limited and $5.4 million and $11.3 million, respectively, related to the acquisition of AstroTerra Corporation. We expect to incur amortization of goodwill from the Jolt Limited and AstroTerra Corporation acquisition of approximately $1.6 million and $5.4 million, respectively, each quarter through 2005. We expect to report additional deferred stock compensation expense totaling approximately $16.7 million and $38.7 million through 2004 for Jolt Limited and AstroTerra Corporation, respectively.


     PROVISION FOR INCOME TAXES. We have generated losses since our inception in 1998. Our losses were generated primarily by subsidiaries located outside the United States. No provision for income taxes has been provided due to such losses for the nine months ended September 30, 1999 and 2000.

YEAR ENDED DECEMBER 31, 1999 AND PERIOD FROM APRIL 1, 1998 (DATE OF INCEPTION) THROUGH DECEMBER 31, 1998


     NET SALES. Net sales for 1999 were $8.5 million compared to zero in 1998. We commenced selling our OptiSwitch(TM) line of products in 1999. Sales to iTouch Communications, a subsidiary of MRV Communications, for 1999 were $2.4 million compared to zero in 1998.


     GROSS PROFIT.  Gross profit for 1999 was $3.9 million, or 46% of net sales.

     OPERATING COSTS AND EXPENSES. Operating costs and expenses for 1999 increased to $6.2 million, or 74% of net sales, from $3.2 million in 1998. This was primarily due to the costs associated with increased sales and an increase in research and development expenditures of $1.3 million.

     Selling, general and administrative expenses were $1.7 million, or 20% of net sales, in 1999 compared to zero in 1998. The increase in selling, general and administrative expenses in 1999 was due to increased personnel costs of $350,000 associated with hiring additional sales and marketing personnel.

     In 1999 we spent approximately $4.5 million, or 54% of net sales, on research and development compared to $3.2 million in 1998. The increase of $1.3 million reflects increased personnel costs of $800,000 associated with hiring additional personnel and an increase in engineering expenses of $500,000 primarily related to design, development and testing expenses.

     PROVISION FOR INCOME TAXES. We have generated losses since our inception in 1998. Our losses were generated primarily by subsidiaries located outside the United States. No provision for income taxes has been provided due to such losses for the period from April 1, 1998, the date of inception through December 31, 1998 and the year ended December 31, 1999.

                        QUARTERLY RESULTS OF OPERATIONS


     The following tables set forth our unaudited consolidated statements of operations data for each of the seven quarterly periods preceding and including the period ended September 30, 2000. You should read this information in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. We have prepared this unaudited consolidated information on a basis consistent with our audited consolidated financial statements, and in the opinion of our management, it reflects all normal recurring adjustments that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. You should not draw any conclusions about our future results from the operating results for any quarter.


                                                            FOR THE THREE MONTHS ENDED
                                  ------------------------------------------------------------------------------
                                  MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,
                                    1999        1999       1999        1999       2000        2000       2000
                                  ---------   --------   ---------   --------   ---------   --------   ---------
Net sales.......................   $   284     $1,451     $2,783      $3,955     $3,313     $ 4,605    $  6,790
Cost of sales(1)................       153        835      1,595       1,972      1,674       3,213       6,913
                                   -------     ------     ------      ------     ------     -------    --------
Gross profit....................       131        616      1,188       1,983      1,639       1,392        (123)
Operating costs and expenses:
  Selling, general and
     administrative(1)..........        38        312        553         785      1,127       1,995       8,133
  Research and development(1)...     1,520      1,003        862       1,158      1,327       4,408       9,046
  Amortization of goodwill......        --         --         --          --         --       1,091       7,081
                                   -------     ------     ------      ------     ------     -------    --------
Total operating costs...........     1,558      1,315      1,415       1,943      2,454       7,494      24,260
                                   -------     ------     ------      ------     ------     -------    --------
Operating income (loss).........   $(1,427)    $ (699)    $ (227)     $   40     $ (815)    $(6,102)   $(24,383)
                                   =======     ======     ======      ======     ======     =======    ========

---------------
(1) Includes amounts relating to deferred stock compensation of $553,000, $594,000 and $3.0 million presented in cost of sales, selling, general and administrative and research and development, respectively, for the three months ended June 30, 2000 and $2.9, $5.7 and $6.8 million, respectively, for the three months ended September 30, 2000.


     Our net sales increased quarter over quarter in all periods presented above except for the three months ended March 31, 2000. During the quarter ended December 31, 1999 we received a large order from a single customer, iTouch Communications, a subsidiary of MRV Communications, that accounted for the majority of the increase in the net sales from the quarter ended September 30, 1999.



     Excluding the effect of deferred compensation expense, gross margins were 50%, 42% and 41% for the three months ended March 31, 2000, June 30, 2000 and September 30, 2000, respectively. The decrease in margins for the three months ended March 31, 2000 compared to the three months ended June 30, 2000 was primarily due to competitive pricing pressures with respect to the OptiSwitch(TM) line of products. This was partially offset by the inclusion of revenues from Jolt Limited, whose products carry higher margins than our OptiSwitch(TM) product line. For the three months ended September 30, 2000, margins were negatively affected by the inclusion of operating results for AstroTerra Corporation. Gross margins for AstroTerra Corporation were low due to the fact that for the three months ended September 30, 2000 18% of AstroTerra Corporation's revenues were derived from research and development contracts, which carry lower margins than revenues derived from AstroTerra Corporation's product sales.


     Research and development expenses also decreased in the quarters ended June 30, 1999 and September 30, 1999 due to a large purchase of raw materials associated with developing new product lines that occurred in the quarter ended March 31, 1999.

                        LIQUIDITY AND CAPITAL RESOURCES


     Since we commenced operations, our operating cash needs have been provided by the contribution of equity capital by MRV Communications. We will continue to rely on MRV Communications for our operating cash needs until the completion of this offering.

     On September 30, 2000, we had working capital of $4.5 million, compared with $3.3 million at December 31, 1999. The ratio of current assets to current liabilities at September 30, 2000 was 1.7 to 1, compared to 3.0 to 1 at December 31, 1999. This decrease was primarily due to the inclusion of the operations of Jolt Limited and AstroTerra Corporation at September 30, 2000.



     Cash used in operating activities was $2.9 million for the nine months ended September 30, 2000, compared to cash used in operating activities of $5.0 million for the nine months ended September 30, 1999. Net operating cash flows for the nine months ended September 30, 2000 were favorably impacted by an increase in accounts payable of $2.2 million, partially offset by an increase in accounts receivable of $984,000 and amounts due from MRV Communications and its affiliates of $896,000. Results of operations for the first nine months of 2000 were reduced by non-cash charges for the amortization of goodwill of $8.2 million and deferred stock compensation of $19.6 million.


     Cash used in operating activities was $4.5 million in 1999, and $4.0 million in 1998. We experienced a decrease in operating cash flows from 1999 over 1998 despite a decrease in net loss year over year, due primarily to net accounts receivable of $1.9 million in 1999 compared to nil in 1998. The increase in accounts receivable is due to sales generated in 1999. This increase in accounts receivable was partially offset by an increase in accounts payable. Inventory levels increased in anticipation of increased sales.


     Capital expenditures for property and equipment represent substantially all of our cash used in investing activities in 1999 and 1998 and each of the nine months ended September 30, 2000 and 1999. The capital expenditures reflect our investment in expanding production and research and development capacity. We anticipate additional capital expenditures of approximately $10.4 million for fiscal 2001.


     We believe that the net proceeds from this offering, along with our cash flows from operations, will be sufficient to satisfy our working capital, capital expenditure and research and development requirements for at least the next 12 months. However, we may require or choose to obtain additional debt or equity financing in order to finance acquisitions or other investments in our business. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support development of new products and expansion of sales and marketing, the timing of new product introductions and enhancements to existing products and market acceptance of our products.

                                FOREIGN CURRENCY

     We operate on an international basis with substantially all revenues produced in US dollars. The US dollar is the functional currency of the company's operations. We incur expenses for personnel and various purchases incurred in those countries other than the United States, in the currency of those countries, with the most significant one being the New Israeli Shekel. Exchange rate fluctuations of the New Israeli Shekel in relation to the US dollar have not been significant in recent years. We cannot predict the effect of exchange rate fluctuations upon future operating results due to the number of currencies involved. Historically we have not experienced significant variations in financial results due to currency fluctuations. Also, we have not experienced any material gains or losses on foreign currency transactions. We have not historically attempted to reduce our currency risks through hedging instruments. However, we may do so in the future.

                                   INFLATION

     We believe that our revenue and results of operations have not been significantly impacted by inflation since we began operations.

                        RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998 and June 1999, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Investments and Hedging Activities," and SFAS No. 137, which delayed the effective date of SFAS No. 133. In June 2000, the

FASB issued SFAS No. 138 which provides additional guidance for the application of SFAS No. 133 for certain transactions. We will adopt the statement in January 2001 and does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements," and as amended. SAB 101 summarizes certain of the Securities and Exchange Commission's views in applying generally accepted accounting principles to revenue recognition in financial statements. We have applied the provisions of SAB 101 in the consolidated financial statements. The adoption of SAB 101 did not have a material impact on our financial condition or results of operations.

     In March 2000, the FASB issued interpretation No. 44 (FIN 44), "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25." FIN 44 clarifies the application of APB No. 25 for certain issues, including the definition of an employee, the treatment of the acceleration of stock options and the accounting treatment for options assumed in business combinations. FIN 44 became effective on July 1, 2000, but is applicable for certain transactions dating back to December 1998. The adoption of FIN 44 did not have a significant impact on our financial position or results of operations.

                                    BUSINESS

                                    OVERVIEW


     We design, manufacture and market optical wireless products that enable service providers to offer high-speed broadband access within the last mile of the communications network at a substantially reduced cost compared to other existing solutions. We believe our products create a fundamental shift in the design of the access network by allowing service providers to bypass traditional copper infrastructure. Our products can be deployed quickly and cost effectively and enable service providers to offer high-speed communications services as well as other value-added services to business users. Our newly developed products are designed to be deployed in a switched mesh architecture, which means that our products allow transmission of data between any two points on the network and enable full re-routing of traffic around a transmission link or equipment failure.


                              INDUSTRY BACKGROUND

INCREASE IN DATA TRAFFIC ON THE EXISTING NETWORK

     The volume of high-speed traffic across communications networks has grown dramatically as the public Internet and private corporate intranets have become an essential communications medium. According to Ryan, Hankin and Kent, a market research firm, Internet traffic will increase from 350,000 terabytes, or trillions of bytes, per month at the end of 1999, to over 15 million terabytes per month in 2003. Much of this growth is expected to occur from increasing demand by Internet and corporate users for data intensive applications such as electronic commerce, streaming audio and video and other new applications.

EXISTING LAST MILE NETWORK INFRASTRUCTURE: A BOTTLENECK


     In an effort to meet this expected growth in data traffic, many service providers have made significant investments in the deployment of fiber optic cable and related optical technologies, including wavelength division multiplexing equipment which dramatically increases bandwidth, which is the transmission capacity of fiber optic cable. Although the long-haul network, which connects large cities or regions, is rapidly being upgraded to fiber optic cable, upgrades to the last mile, which connects end-users to the central office, have been slow and cost prohibitive. Unlike in the long-haul network, which services a large number of users, the high cost of deploying fiber and associated technologies in the last mile cannot be spread over a sufficiently large number of users to justify such upgrades. Without these upgrades, the performance of the entire communications network is compromised and service providers are unable to extend high-speed communications services, or broadband access, to the end-user. As an alternative, service providers are attempting to extend the capacity of the existing copper-based last mile infrastructure by introducing new services, such as digital subscriber lines that provide greater transmission capacity than previous services.


EMERGENCE OF NEW SERVICE PROVIDERS


     Over the last several years, worldwide deregulation in the telecommunications market has fostered the development of a new generation of service providers, known as competitive local exchange carriers. These carriers historically have offered communication services by leasing portions of the incumbent carrier's infrastructure and, as a result, their services are limited to the bandwidth constraints of the existing last mile network. As customer demand for bandwidth has increased, many of these carriers have discovered the need to provide communication services through alternative means other than existing copper-based networks. Some competitive local exchange carriers, known as Greenfield providers, have recognized the customer need for broadband access and are designing and implementing their own high-speed networks to eliminate the need to rely on any portion of the incumbent carrier's infrastructure. Since Greenfield providers own and manage their own networks, they are also able to offer other value added services as well as multi-megabit and gigabit internet protocol services. Another emerging type of service providers is building local exchange carriers, which are carriers formed by building owners to provide telecommunication services to building tenants.

SOLUTIONS FOR THE LAST MILE BOTTLENECK

     Currently, technologies employed to provide communications services over the last mile include those based on copper, fiber, and fixed wireless technologies. Despite partially addressing the increasing demand for bandwidth, each of these is subject to inherent deficiencies that limit the effectiveness of their respective technology.


     Copper alternatives. Most service providers currently use copper-based wireline solutions, including T-1, which provides high-speed transmission services by bundling copper lines, digital subscriber lines and cable modems, to address the last mile bottleneck. Copper, however, cannot adequately address the need for high-speed connections required by most business users. While T-1 has historically been adequate, the increasing demand for high-speed access has made the relatively low bandwidth it provides impractical as a last mile solution. Digital subscriber lines and cable modems are consumer-oriented solutions that are relatively slow and insufficiently secure to be adequate for use by most businesses. In addition, digital subscriber lines and cable modems are characterized by transmission speeds that tend to be inconsistent and that vary depending on the distance and quality of the copper cabling.


     Fiber optic cable. A smaller number of service providers are offering communications services over the last mile through fiber optic cable. Fiber optic cable allows virtually unlimited bandwidth and can eliminate the last mile bottleneck. However, deploying fiber in the last mile is expensive and time-consuming, since it requires permits, rights-of-way, and the physical installation of the cable. Deployment of fiber optic cable also involves a large up-front investment since the cables have to be installed before services can be offered. For these reasons, fiber connections are provided only to address the bandwidth requirements of the largest buildings, where installation costs can be spread over many users.

     Wireless radio frequency alternatives. Another type of communication technology deployed in the last mile is wireless radio frequency devices that transmit information on licensed and unlicensed bands of the radio frequency spectrum. Use of licensed bands requires approval from federal and local jurisdictions, which can be time consuming and expensive. Although radio frequency solutions eliminate the process associated with deploying fiber optic cable, the bandwidth capabilities of radio frequency solutions that operate in the licensed bands is usually limited to 155 megabits per second, which reduces the effectiveness of wireless radio frequency devices as bandwidth needs continue to rise. Radio frequency devices that use unlicensed bands do not require approval from governmental agencies but the bandwidth is typically restricted to 25 megabits per second. Wireless radio frequency solutions may also require that wireless links be visible to each other, otherwise known as line-of-sight, and suffer from transmission deterioration that occurs in heavy rain, known as rain fade.

     Optical wireless. Optical wireless technology, also known as free space optics, is essentially fiber optics without the fiber cabling. Rather than using fiber optic cable as the transmission medium, optical wireless technology transmits light waves that carry data over the atmosphere. Each side of an optical wireless link is comprised of a laser transmitter that generates the light waves, and an optical receiver that recognizes the waves generated by the transmitter. Unlike radio frequency devices, optical wireless technology has the potential to provide virtually unlimited bandwidth because transmissions occur in the optical domain and does not require service providers to obtain governmental licenses which can be costly and time consuming. However, optical wireless technology also requires line-of-sight between each link and experiences atmospheric rain fade resulting from severe weather conditions such as dense fog. Historically, the benefits of optical wireless technology have led to its use in local area networks, since bandwidth needs for communications within the corporate environment were far higher than for communications speeds outside of the corporation. Businesses are now seeking to extend these communications speeds outside their internal network environments. We believe optical wireless technology is currently the only commercially available solution that can extend these speeds over the last mile in a quick and cost effective manner.

                         OUR SOLUTION FOR THE LAST MILE


     We design, manufacture and market optical wireless products that enable service providers to offer high-speed broadband access within the last mile of the communications network in a cost effective and timely manner utilizing our suite of reliable, scalable products. Our recently introduced products are designed to be deployed in a switched mesh architecture, which means that our products allow transmission of data between any two points on the network and enable full re-routing of traffic around a transmission link or equipment failure. In addition, these products feature a backup wireless radio frequency option, which reduces problems associated with adverse weather conditions. We offer our TereScope products, which provide optical wireless links, and our OptiSwitch(TM) products, which enable switching, provisioning and aggregation. All of these products can be remotely managed through our MegaVision network management system. Because each of our products can perform independently, our customers can also purchase products separately with no performance degradation.


     Key benefits of our products include the following:


     Low cost bypass of last mile copper infrastructure. Our optical wireless products enable service providers to dramatically lower the cost of providing high-speed broadband access to end-users compared to other commercially available last mile solutions. Service providers can utilize our products to provide bandwidth comparable to fiber optic cable and in excess of wireless radio frequency alternatives. Our products can be deployed at lower costs because deployment does not involve the expensive process of obtaining rights-of-way, licenses, or permits from governments, digging into the ground to lay cable, or charges for radio frequency spectrum rights.



     Rapid deployment and service provisioning. Service providers, including Greenfield providers and building local exchange carriers, can rapidly deploy our optical wireless solution. Competing technologies such as fiber optic cable and a number of radio frequency and copper-based alternatives take much longer to deploy than our solution because these technologies require the labor-intensive installation of equipment, rights-of-way, or governmental licenses or other permits. The design of our TereScope products enables service providers to avoid many of these time-consuming processes. Additionally, using our MegaVision network management system, service providers can provision, or allocate bandwidth among existing and new users, efficiently and cost-effectively from a central location through a point-and-click graphical user interface.


     Leverage our comprehensive optical wireless products. With our TereScope products providing the connectivity, our OptiSwitch(TM) products providing the switching, provisioning and aggregation and our MegaVision products providing network management capabilities, service providers can obtain from one source every network element necessary to establish an end-to-end access network. Moreover, the interoperability of our products enables service providers to efficiently and conveniently deploy our products without the need to maintain an engineering staff dedicated to resolving compatibility issues and provides a significant advantage over our competitors' commercially available products that are not readily compatible.


     Improved availability and reliability. Our products are designed to be implemented in a switched mesh architecture that permits transmission of data through multiple pathways. If any particular link is unavailable, communication traffic can be immediately re-routed to preserve the connection. Our TereScope products can be deployed with our optical communication link with an automatic radio-frequency backup to provide complete wireless availability. This combination of optical and radio frequency wireless technologies helps the data link to remain connected whenever the line of sight between points in a wireless link is temporarily blocked.


     Improved scalability. Our TereScope and OptiSwitch(TM) products allow service providers to efficiently expand and upgrade their networks as demand for bandwidth and new services grows. Service providers can deploy our products on an as needed basis without sacrificing their existing network investment, allowing a pay-as-you-grow network buildout. The modular design of our products enables service providers to change and upgrade their network infrastructure without significant hardware changes or additions.

     Creation of new revenue opportunities for service providers. We offer a variety of software and systems-based features that can be added on to our core products. These features allow service providers to offer new services including service level agreements, quality of service enhancements, wavelengths dedicated specifically to the end-user and bandwidth-on-demand, which is the ability to offer different levels of bandwidth depending on the customer's needs. These added features provide new and enhanced revenue opportunities for our customers while enabling them to differentiate their network services from those of other service providers.

                                  OUR STRATEGY

     Our objective is to be the leading provider of optical wireless products designed to eliminate the last mile bottleneck. Key elements of our strategy include the following:


     Maintain and extend technology expertise. We intend to leverage our expertise in developing optical wireless technology and supplying optical wireless products. We hold patents and have additional patents pending on new wireless optical technology and applications. We intend to maintain and extend our technological position by continuing to define next-generation optical wireless networks. We also believe our expertise in the design of switching products is a key element of our technology focus. We will continue to invest in research and development that focuses on innovative optical wireless and optical networking technology and to aggressively recruit and retain talented engineers.



     Leverage existing customer base. We intend to leverage our relationships with existing customers to rapidly expand our customer base and increase sales of our products. To date, we have deployed more than 3,000 optical wireless links, most of which are point-to-point connections in Europe. Due to the emerging nature of the optical wireless industry and given the importance of network integrity, availability and reliability, we believe service providers will focus on proven optical wireless vendors when making purchasing decisions. Accordingly, we believe our existing customer base provides us with an advantage when competing for new customers. Moreover, we intend to increase sales of our switching products to existing customers, enabling them to deploy our comprehensive products to improve the efficiency of their networks.


     Enable our customers to offer new revenue-generating services to their end-users. We intend to continue to develop and provide products that enable our customers to deliver new revenue-generating services to end-users. We intend to ensure that our hardware and software architectures continue to offer the performance and flexibility to allow rapid introduction of new services. We intend to work closely with our customers to help them identify new services that they can deliver using our products.

     Expand sales, marketing and support network. We believe that the highly technical nature of our products and the needs of our existing and potential customers requires us to maintain a knowledgeable, proactive and capable sales, marketing and support organization. We are adding to our direct sales and support staffs in order to support competitive local exchange carriers, including Greenfield providers, and building local exchange carriers and other service providers who need a reliable, low cost, high bandwidth last mile solution. We also intend to complement our sales and marketing efforts by investing in customer support functions, to ensure that our close customer relationships continue after products are deployed, to sustain our relationships and to identify new areas for technical improvement and development.


     Pursue acquisitions and establish strategic alliances. We intend to pursue acquisitions that will enable us to broaden our technology offerings and gain access to additional skilled employees. For example, with AstroTerra Corporation, we acquired technologies which increased the distance our optical signal can travel, added a backup radio-frequency option to our TereScope products and substantially increased our engineering staff. In addition, we intend to establish strategic alliances with complementary technology suppliers.

                            TECHNOLOGY AND PRODUCTS

PRODUCT ARCHITECTURE


     Our TereScope products utilize high-powered optics which allow for high-speed, long distance optical wireless transmission of data. By installing our TereScope products in a mesh configuration with a minimum of two connections into each building and utilizing our OptiSwitch(TM) switching technology, our products enable full re-routing of traffic around a link or equipment failure. Additional redundancy is available through the use of our TereScope Fusion series, which offers optical wireless communication with a wireless radio-frequency backup. The backup radio frequency transmitters and receivers can be programmed to begin transmitting when the primary laser connection fails. Alternatively, they can be programmed to run in parallel with the laser signal, ready for automatic switch over if the primary signal degrades. We believe we offer one of the first commercially available wireless optic systems with built-in auto fallback to radio frequency links.



     Our TereScope devices can be installed on a building's rooftop or side or in an office behind a window rather than a radio tower. Our products are designed to be deployed in a mesh architecture, but can also be installed to connect two discreet points, or in a hub and spoke design, known as a star architecture. In a mesh architecture deployment, our TereScope products are installed in a grid-like system thereby providing each building in the mesh architecture with more than one connection to the mesh network. Our mesh architecture also allows data traffic to be routed to take the most efficient path. The mesh is generally intended to be installed in metropolitan areas and business parks.


     The following diagram illustrates the process of transmitting data across a typical mesh architecture utilizing our TereScope and OptiSwitch(TM) products in concert with our MegaVision network management system:

                       [OPTICAL ACCESS SOLUTION DIAGRAM]

     In the center of the diagram is a picture of a tower-like building (the center building). On the rooftop of the center building are five TereScopes, a six-sided rectangular device that has one of its long sides resting on a tripod. The short side of the rectangular box faces outwards from the building and has a round hole on it covered with glass. A line extends from each glass covering on the Terescope product on the five buildings surrounding the center building (the outside buildings). The lines represent the laser connection between the TereScopes. Each of the five outside buildings has three TereScope products on the rooftop of the building. In addition to the connections between the TereScopes on center building and the outside buildings, there are also connections (depicted by a line) between the TereScopes on the outside buildings.
     As a component of the TereScope on a building on the left side of the page, there is a drawing of OptiSwitch product. There is also an enlarged picture of the OptiSwitch product. A caption pointing to the product reads: 'OptiSwitch in each building enable switching and other value added services.'
     On the bottom right hand corner there is an enlarged picture of a computer monitor, hard drive and key board which displays the MegaVision product. A caption next to this picture states: 'MegaVision provides user friendly graphical interface to manage the network from a remote location.'


OPTICAL WIRELESS PRODUCTS

     The TereScope is constructed with a transmitter, which emits light that does not damage the human eye, and a receiver that detects light. We offer a range of TereScope products, the smallest of which looks like a security camera and the largest of which is the size of a computer monitor. Our TereScope products feature a number of recently developed technologies to account for issues that have historically limited the use of optical wireless systems. These patented technologies include a system that enables our TereScope products to compensate for misalignment due to building movements or interference caused by flying objects such as birds. In addition, TereScope products feature high power laser transmitters and large optical receivers to permit connectivity over longer distances.


     Our TereScope products can be quickly installed either on a building's rooftop, on the side of a building or in an office behind a window. A complete TereScope system requires little space, eliminating large, unsightly components and avoiding zoning issues. Additional benefits include substantial savings from reduced installation, power and monthly space rental costs.



     The TereScope wireless link offers bandwidth from 1.5 megabits per second to 2.5 gigabits per second before application of dense wave division multiplexing, a capacity enhancing technology. We also offer our TereScope Fusion products that provide backup connectivity in the radio-frequency spectrum. The backup facility on the TereScope Fusion products utilizes unlicensed radio-frequency bands and provides speeds of 10 megabits per second. We are also in the process of developing TereScope products that can support 16 channel dense wavelength division multiplexing technology, which will further enhance capacity to enable us to provide speeds of 40 gigabits per second, and micro-electro-mechanical systems technology, which will enable improved accuracy for our high-speed TereScope products. Both of these products are anticipated to be commercially available during the second half of 2001. The TereScope ranges in list price from approximately $4,000 to $120,000, depending on data rate and maximum range, with an additional $5,000 to $10,000 for a 10 megabit per second radio frequency backup.



     To date, we have deployed more than 3,000 optical wireless links, approximately 60% of which are located in Europe, 30% in the United States and 10% in the Middle East. Some of the links in countries located in Eastern Europe have been subject to severe weather conditions and we believe there has been no material degradation in product performance in these areas.



     The following chart describes major products in our family of TereScope products. Each of these products became part of our product offerings as a result of our acquisitions of Jolt Limited in May 2000 and AstroTerra Corporation in July 2000:


                                                                   MAXIMUM
         PRODUCT                    DATA RATE                  SUGGESTED RANGE
--------------------------  --------------------------    --------------------------
     TereScope 40000          10 gigabits per second            1.6 kilometers
     TereScope 10000         2.5 gigabits per second            1.6 kilometers
      TereScope 3000          10 - 155 megabits per            3.75 kilometers
                                      second
       TereScope 10         1 - 25 megabits per second          2.0 kilometers
     TereScope Fusion         10 megabits per second           3.75 kilometers
                             through radio-frequency
                                      backup

     Sales of TereScope products were zero for 1999 and $2.4 million, or 16% of net sales, for the nine months ended September 30, 2000.

SWITCHING AND BANDWIDTH MANAGEMENT

     Our family of OptiSwitch(TM) products provides the switching functions required to direct traffic from TereScope devices to the end user. Our OptiSwitch(TM) products enable the service provider to introduce value-added services including provisioning, which allows a service provider to provide bandwidth to end users in 128 kilobits per second increments on a real-time basis. New features in our OptiSwitch(TM) products support user authentication, authorization and access to the provider's billing systems to allow for customized services for each user.

     Our family of OptiSwitch(TM) products offers a modular design of circuit boards, expandable up to 24 slots. Each slot supports hardware devices that can add functionality and ports that provide connectivity to multiple end-users. The exterior of each unit has cable connection ports which can support any combination of modules and is expandable up to 192 ports of 100 megabits per second or 24 ports of gigabit ethernet connections. Direct connection of the OptiSwitch(TM) ports to our TereScope products allow service providers to offer a complete cost-effective metropolitan solution.

     The OptiSwitch(TM) 2400 series offers capacities up to 24 gigabits per second, and can be installed by a provider for its metropolitan backbone link. Our OptiSwitch(TM) products can easily be installed in each building or user's location, allowing for an internet protocol network with the security, scalability and reliability of a synchronous optical network, the high performance network used in the metropolitan portion of the network, at substantially reduced costs.


     The following chart describes our switching and bandwidth management products. The OptiSwitch(TM) products range in price from $1,400 to $190,000, depending upon data rate and number of ports. Our initial OptiSwitch(TM) product was introduced in the second quarter of 1999:


                    PRODUCT                                            DESCRIPTION
------------------------------------------------  -----------------------------------------------------
OPTISWITCH(TM)
OptiSwitch(TM) 2400 Series                        Modular multi-gigabit internet protocol backbone,
                                                  internet intrusion control, 24 gigabit capacity
OptiSwitch(TM) 1200 Series                        Modular multi-gigabit internet protocol backbone,
                                                  provisioning and aggregation capability, 12 gigabit
                                                  capacity
OptiSwitch(TM) 400/800 Series                     Internet protocol aggregation modular switched
                                                  circuit multiplexer, 8 gigabit capacity
OptiSwitch(TM) 100 Series                         Premises access internet protocol switched circuit
                                                  multiplexer

OPTISWITCH(TM) MASTER
OptiSwitch(TM) Master 10                          Internet intrusion control and security
                                                  authentication, authorization
OptiSwitch(TM) Master 400/800                     Accounting, quality of service and bandwidth
  Series                                          management

     Sales of OptiSwitch(TM) products were $8.5 million, or 100% of net sales, for 1999 and $12.3 million, or 84% of net sales, for the nine months ended September 30, 2000.

NETWORK MANAGEMENT

     Our MegaVision management system provides software based graphical network management and monitoring that is fully integrated with our optical transmission and switching products. Our MegaVision network management system allows service providers to provision their networks from a centralized location. With our graphical interface, the provider receives a comprehensive view of the network as well as fault isolation, configuration, performance and security management of the network.

                     SALES, MARKETING AND CUSTOMER SUPPORT

SALES AND MARKETING

     We utilize a direct sales staff comprised of sales representatives and system engineers that target customers in the United States, Europe and Asia. As of September 30, 2000, we employed eight sales representatives and five system engineers. We anticipate increasing the size of our sales staff serving the United States market. Our sales representatives are responsible for soliciting new customers, identifying customer needs and recommending solutions for the effective use of our products. Systems engineers work closely with our sales representatives to provide strategic consultation, network design, product training and installation support. We supplement our direct sales activity through a network of over 50 system integration companies located throughout the world that are approved resellers of our products. We also have a one year non-exclusive distribution agreement with iTouch Communications, a subsidiary of MRV Communications. This non-exclusive arrangement allows iTouch Communications to sell competitive products which could include those of MRV Communications and its subsidiaries and affiliates. The agreement may be renewed at the mutual consent of the parties. For 1999, 28% of net sales were to iTouch Communications compared to 16% for the nine months ended September 30, 2000.


     Our sales organization is supported by a marketing effort intended to increase our visibility in providing wireless optical solutions for the last mile. Our marketing strategy includes the following:

     - Advertising in industry trade publications;

     - Focused seminars to target customers;

     - Participation in industry trade shows and technical conferences;

     - Communication with market research and analyst firms;

     - Publication of articles in the industry trade press covering both technical and application issues; and

     - Strong web-based communication.

     Sales in the United States were $2.4 million, or 29% of net sales, for 1999 and $4.8 million, or 32% of net sales for the nine months ended September 30, 2000. Sales in Asia-Pacific were $765,000, or 9% of net sales, for 1999 and $710,000, or 5% of net sales for the nine months ended September 30, 2000. European sales were $5.1 million, or 60% of net sales, for 1999 and $9.2 million, or 62% of net sales for the nine months ended September 30, 2000. Our foreign operations expose us to certain credit and other risks.

CUSTOMER SERVICE AND SUPPORT

     We believe that a strong support organization is a key element in customer acceptance of our products and for our long-term relationship with our customers. We are committed to providing our customers with a superior level of service and support. Our customer services include post-sales technical services, problem solving and resolution, product maintenance support and expedited equipment replacement. Customers can choose additional customer support services through a variety of fee-based programs. We provide customer support 24 hours a day and seven days a week. As of September 30, 2000, we employed six people in our customer service organization.

RESEARCH AND DEVELOPMENT

     Our future success depends on the ability to constantly increase the performance of our products, to develop and introduce new products in order to meet the changing needs of our customers and maintain technological competitiveness. Our development decisions and plans are influenced from our customers' input, market needs and industry trends.

     We have assembled a team of skilled engineers with extensive experience in the fields of optical, mechanical, electrical and network management design. Our research and development organization includes scientists and engineers who are located at our design centers in California and Israel. We are pursuing several research and development projects, including:

     - Focusing on micro-electro-mechanical systems, or MEMS, technology and the development of an all-optical network;

     - Developing advanced wavelength division multiplexing technology for deployment in devices that will enable us to provide additional bandwidth to our customers;

     - Focusing on custom application specific integrated chip, which are computer chips designed for use in our products;

     - Designing and developing software that will enable us to provide enhanced services to our customers;

     - Designing next-generation optical wireless platforms to extend the reach and increase the bandwidth of our current product offerings; and

     - Designing additional features to complement our existing optical wireless products.

     Research and development expenses were $3.2 million for the period from April 1, 1998 (date of inception) through December 31, 1998, $4.5 million for the year ended December 31, 1999 and $14.8 million for the nine months ended September 30, 2000. As of September 30, 2000, we employed 77 people in our research and development department.

MANUFACTURING AND SUPPLY

     We focus our manufacturing efforts to produce uniformly high quality products that perform according to their design specifications. Although we are expanding our internal manufacturing capabilities through the addition of new manufacturing personnel, facilities and equipment, we are seeking to outsource manufacturing where it is cost-effective to do so and there is minimal risk of compromising our proprietary technologies and processes. Our strategy is to outsource all mass production including full turn-key manufacturing. As we refine and outsource our manufacturing process, we will be able to focus our efforts on research and new product development.

     All complex electronic and optical assembly and testing is performed in our own facilities in San Diego, California, Jerusalem, Israel and Yokneam, Israel. We utilize outside facilities from Flextronics for manufacturing both in California and Israel, and we have informal back-up contract manufacturing arrangements with other providers. Our agreement with Flextronics expires in June 2001 and is terminable upon written consent of both parties.

     We maintain in-house capabilities for final assembly and testing, quality control, material purchasing and act as a backup for our outside manufacturing suppliers. Prior to shipping to a customer, all of our products undergo a thorough and comprehensive testing process designed to verify their conformance with our design specifications and operational characteristics.

     Most of our key components are available from multiple sources, although we are dependent on sole source for several key components. We do not anticipate any material disruption in our ability to manufacture in the event that one of our suppliers experiences an inability to deliver a component. We continually re-evaluate our process and suppliers seeking to lower our costs to manufacture our products. As of September 30, 2000, we employed 33 people in our manufacturing department.

                                  COMPETITION


     We compete in a rapidly evolving and highly competitive market. There are many companies that have products that compete directly with our individual products. Direct competitors for our optical wireless technology include AirFiber, Canon and TeraBeam. Indirect competitors include companies that provide radio frequency wireless solutions, such as Netro, Ceragon Networks and Adaptive Broadband. In addition, we believe companies in emerging industries attempting to address the last mile bottleneck, such as those in the passive optical networking industry, could be future competitors. Direct competitors for our switching products include Cisco Systems, Extreme Networks, Foundry Networks and Nortel Networks.



     We expect to compete favorably with these companies referred to in the preceding paragraph as well as new entrants in the market. We believe that the principal competitive factors in our market include:


     - Product performance and features;

     - Ability to provide comprehensive, integrated products;

     - Speed and cost of deployment and service provision;

     - Ability to increase network capacity; and

     - Ongoing support and service.

     Many of our competitors have longer operating histories, better name recognition, larger customer bases, and greater sales, technical marketing and financial resources than we do, and may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and provide more services than we can. To remain competitive, we must continue to enhance our customer support abilities and intensify our manufacturing efforts.


     In addition, although we believe optical wireless technology is the most effective means of addressing the last-mile bottleneck, it is subject to certain deficiencies. For instance, in certain cases, where services may require a solution that covers distances exceeding four kilometers or during adverse weather conditions such as dense fog, technologies such as wireline solutions may be more desirable.


                                   EMPLOYEES

     As of September 30, 2000, we employed 173 persons, of whom 77 were engaged in research and development, 33 in manufacturing, 15 in operations and 48 persons in sales, marketing, customer support and administrative activities. None of our employees are represented by a labor union. We consider our relations with our employees to be good.

                             INTELLECTUAL PROPERTY


     Our strategy is to actively pursue and acquire patent protection in the United States and foreign jurisdictions for technology that we believe to be proprietary and that offers a potential competitive advantage for our inventions and technology. We own six issued U.S. patents, five issued foreign patents, thirteen patents pending in the United States, and two Patent Cooperation Treaty patent applications on various aspects of optical laser network and wireless network technologies. Three patents and eight patents pending acquired in connection with the AstroTerra Corporation acquisition as well as five patents and two patents pending acquired in connection with the Jolt Limited acquisition have substantial importance to our line of TereScope products. Assuming all maintenance fees are paid, the six U.S. patents will expire between 2013 and 2018. Assuming all annuities are paid, the five foreign patents will expire between 2012 and 2015. We intend to continue to acquire rights to and to file patent applications for various aspects of our technology in the United States and abroad. We also use copyright and trademark law to protect our proprietary information.


     In addition to patents, copyrights and trademarks, we rely on trade secrets and proprietary know-how. We seek protection of these trade secrets and proprietary know-how, in part, through confidentiality and proprietary information agreements. We require our employees, directors, consultants and advisors, any outside scientific collaborators, any outside sponsored researchers, and other individuals and entities to execute confidentiality agreements upon the start of employment, consulting, or other contractual relationships with us. These agreements provide that all confidential information developed or made known to the individual or entity during the course of the relationship is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees and some other parties, the agreements provide that all inventions conceived by the individual will be our exclusive property.

                                   FACILITIES


     Our corporate headquarters are located in Chatsworth, California where we share space with MRV Communications in accordance with the terms of the real estate matters agreement between us and MRV Communications. We maintain our main manufacturing, development and office facilities in San Diego,

California and Jerusalem, Israel and Yokneam, Israel. The table below lists the locations, square footage, annual rent and expiration dates of our leased facilities for our major operations.


                                        SQUARE FOOTAGE
               LOCATION                     LEASED        ANNUAL RENT    LEASE EXPIRATION DATE
               --------                 --------------    -----------    ---------------------
San Diego, California.................      16,166         $112,992              4/30/02(1)
San Diego, California.................      28,930         $138,168             12/31/01
San Diego, California.................       3,620         $ 53,700      month to month
Jerusalem, Israel.....................      19,526         $174,144              1/25/03
Jerusalem, Israel.....................      12,917         $129,600              9/30/03
Yokneam, Israel.......................       6,609         $ 87,324              8/16/03
Yokneam, Israel.......................       4,962         $ 61,032              7/30/03
Yokneam, Israel.......................       2,433         $ 44,748              8/28/03


---------------
(1) We have the option to extend the lease term for one additional two year period, with an annual rent increase of 10%, by providing 60 days prior written notice. We may terminate the lease at any time, without penalty, by providing 120 days prior written notice.

                               LEGAL PROCEEDINGS


     On August 16, 2000, a complaint captioned Walden v. Jolt, Ltd. was filed against Jolt Limited, various of its directors and shareholders, and MRV Communications in the Tel Aviv-Jaffa District Court in Israel. The complaint alleges various causes of action, including breach of contract, frustration of performance of contract and acting in bad faith with respect to an investment contract entered into by and among the plaintiffs, additional investors and Jolt Limited, pursuant to which the plaintiffs were to have acquired a 38.36% interest in Jolt Limited. The plaintiffs allege that as a result of defendants' actions, they were forced by Jolt Limited to give notice of rescission of the investment contract, and Jolt Limited subsequently entered into an agreement with MRV Communications to sell all of its shares in exchange for shares and stock options of MRV Communications. The plaintiffs are seeking actual damages in the amount of 636,776 shares of MRV Communications (accounting for a subsequent 2-for-1 stock split of MRV Communications shares) and $17.9 million plus interest, which represents a 38.36% interest in the shares of MRV Communications that the plaintiffs would have received as shareholders of Jolt Limited on the date of sale to MRV Communications had the investment contract not been rescinded. MRV Communications has agreed to indemnify us for any liabilities we may incur in connection with this matter. We believe that Jolt Limited and the other defendants have meritorious defenses to such claims and they intend to defend these claims vigorously. Nevertheless, litigation is uncertain, and Jolt Limited and the other defendants may not prevail in this suit.

                                   MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

     The following table sets forth the names, ages and positions of our executive officers, key employees and directors as of the date hereof. The background of each person listed in the table is described below.


NAME                             AGE                        POSITION(S)
----                             ---    ---------------------------------------------------
Dr. Shlomo Margalit............  58     Chairman of the Board and Director
Guy Avidan.....................  38     Chief Executive Officer, President and Director
Dr. Eric Korevaar..............  41     President of North American Operations and Chief
                                        Technology Officer
Shay Gonen.....................  35     Vice President of Finance, Chief Financial Officer
                                        and Secretary
Edna Ganon.....................  38     Vice President of Engineering
Allen Brandt...................  45     Vice President of Business Development
Noam Lotan.....................  48     Director
Lior Bregman...................  42     Director
Michael McDonough..............  50     Director



     Dr. Shlomo Margalit has served as a Chairman of the Board and as a member of our Board of Directors since September 2000. Dr. Margalit is a co-founder of MRV Communications and has been its Chairman of the Board of Directors and Chief Technology Officer since MRV Communications' inception in July 1988. Dr. Margalit holds a B.S., M.A. and Ph.D. in electrical engineering from the Technion, the Israel Institute of Technology.



     Guy Avidan has served as our Chief Executive Officer, President and as a member of our Board of Directors since September 2000. From January 1999 to September 2000, Mr. Avidan served as President of NBase-Xyplex International a subsidiary of MRV Communications. From 1995 to January 1999, Mr. Avidan served as Managing Director of NBase-Communications, a subsidiary of MRV Communications. Mr. Avidan holds a B.A. in business management, economics and accounting from Haifa University and also is licensed as a Certified Public Accountant.


     Dr. Eric Korevaar has served as our President of North American Operations and Chief Technology Officer since September 2000. Dr. Korevaar has served as Director, President and Treasurer of AstroTerra Corporation since 1992. Dr. Korevaar holds a B.S. in physics from the California Institute of Technology, and an M.A. and Ph.D. both in mechanical and aerospace engineering from Princeton University.


     Shay Gonen has served as our Vice President of Finance, Chief Financial Officer and Secretary since September 2000. From January 1999 to September 2000, Mr. Gonen served as General Manager of European Activity for NBase-Xyplex a subsidiary of MRV Communications. From September 1996 to December 1998, Mr. Gonen served as Chief Operating Officer of NBase-Communications a subsidiary of MRV Communications. From April 1994 to September 1996, Mr. Gonen served as Vice President of Operations and Finance for Silver Arrow, L.P. Mr. Gonen holds a B.S. in industrial engineering from Technion, the Israel Institute of Technology and an M.B.A. from Bar-Ilan University in Tel Aviv.



     Edna Ganon has served as our Vice President of Engineering since September 2000. From 1996 to September 2000, Ms. Ganon has served as Vice President of Research and Development at NBase-Communications, a subsidiary of MRV Communications. From 1995 to 1996, Ms. Ganon served as Director of Software Engineering at Fibronics Ltd. Ms. Ganon holds a B.S. in computer and software engineering from the Haifa Technion, Institute of Technology.



     Allen Brandt has served as our Vice President of Business Development since September 2000. From 1999 to September 2000, Mr. Brandt served as Vice President of Strategic Accounts of NBase-Xyplex, a subsidiary of MRV Communications. From 1995 to 1998, Mr. Brandt served as Vice President of Sales of

NBase-Communications, a subsidiary of MRV Communications. Mr. Brandt holds a B.S. from Western State University and a J.D. from Western State University College of Law.



     Noam Lotan has served as a member of our Board of Directors since our incorporation in December 1999. Mr. Lotan served as our President, Secretary, and Chief Financial Officer from our incorporation in December 1999 to September 2000. Mr. Lotan has served as the President, Chief Executive Officer and a Director of MRV Communications since May 1990. From October 1993 to June 1995, Mr. Lotan also served as MRV Communications' Chief Financial Officer. Mr. Lotan holds a B.S. in electrical engineering from the Technion, the Israel Institute of Technology and an M.B.A. in business administration from INSEAD, the European Institute of Business Administration, Fontainebleau, France.


     Lior Bregman has served as a member of our Board of Directors since September 2000. Mr. Bregman is currently a managing director at CIBC World Markets. Mr. Bregman has been employed in various positions by CIBC World Markets and its predecessor, Oppenheimer & Co., since 1988. Mr. Bregman holds a B.A. in business economics from Hebrew University and an M.B.A. from Stanford University.

     Michael McDonough has served as a member of our Board of Directors since September 2000. Mr. McDonough has served as President of GTE Wireless from February 2000 to August 2000 and Senior Vice President of Marketing and Sales of GTE Wireless from June 1997 to February 2000. Mr. McDonough served as Senior Vice President of GTE Corporation from April 1996 to June 1997 and as President of GTE Telops from 1994 to 1996. Mr. McDonough holds a B.A. in economics from the University of Montana and a Ph.D. in economics from Texas A&M University.

BOARD OF DIRECTORS

     Our Board of Directors currently consists of five members, and we expect to elect two additional members to our Board of Directors prior to the effective date of this offering. Our Board of Directors is elected annually and hold office until the next annual meeting of stockholders and until their successors shall have been elected and shall have qualified.

     Our Board of Directors appoints our executive officers on an annual basis to serve until their successors have been elected and qualified. There are no family relationships among any of our Board of Directors or officers.

DIRECTOR COMPENSATION


     Our directors do not currently receive any cash compensation from us for their services as members of the Board of Directors, although they are reimbursed for travel and lodging expenses in connection with attendance at Board and Committee meetings. Concurrently with the offering, we plan to grant options to purchase 15,000 shares of common stock to each director who is not our employee or an employee of MRV Communications at an exercise price equal to the initial public offering price under our 2000 Stock Plan. We plan to establish a policy that outside directors will receive grants of options to purchase shares of our common stock annually for their services as directors.


BOARD COMMITTEES


     Our Board of Directors established a Compensation Committee, an Audit Committee and an Affiliate Committee. The Compensation Committee reviews and recommends to the Board of Directors the compensation and benefits of all our officers and establishes and reviews general policies relating to compensation and benefits of our employees. The Compensation Committee consists of Lior Bregman, Noam Lotan and Michael McDonough. The Audit Committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants. The Audit Committee consists of Michael McDonough and Lior Bregman. The Affiliate Committee approves agreements and arrangements between us and MRV Communications and any of its affiliates which such committee determines to be outside the ordinary course of business. The Affiliate Committee consists of

Michael McDonough and Lior Bregman. The members of the Audit and Affiliate Committees are each independent directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     Except for Noam Lotan, who was our President and Chief Executive Officer from December 1999 to September 2000, none of the directors serving on the Compensation Committee has ever been an officer or employee of Optical Access. Prior to establishing the Compensation Committee in September 2000, the Board of Directors as a whole performed the functions delegated to the Compensation Committee. Except for Shlomo Margalit, none of our executive officers has served on a Board of Directors or on a compensation committee of any other entity that had officers who served or will serve upon the closing of this offering on our Board of Directors or on our Compensation Committee. Dr. Margalit serves on the Board of Directors of MRV Communications, which has two officers, Dr. Margalit and Noam Lotan, serving on our Board of Directors. Dr. Margalit is the Chairman of the Board and Chief Technology Officer of MRV Communications and Mr. Lotan is the President and Chief Executive Officer of MRV Communications.



STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS



     All of our outstanding common stock is currently owned by MRV Communications, and thus none of our officers or directors owns any of our common stock. To the extent our directors and officers own shares of MRV Communications common stock at the time of the distribution, they will participate in the distribution on the same terms as other holders of MRV Communications common stock.



     The following table sets forth the number of shares of MRV Communications common stock beneficially owned on September 30, 2000 by each director, each of the executive officers named in the Summary Compensation Table in the "-- Executive Compensation" section below and all of our directors and executive officers as a group. Except as otherwise noted, the individual director or executive officer had sole voting and investment power with respect to such securities. The total number of shares of MRV Communications common stock outstanding as of September 30, 2000 was 72,292,085.


                                                                      SHARES
                                                              BENEFICIALLY OWNED(1)
                                                              ----------------------
NAME                                                            NUMBER      PERCENT
----                                                          ----------    --------
Shlomo Margalit.............................................  3,337,060       4.6%
Guy Avidan(2)...............................................     45,000         *
Eric Korevaar...............................................    341,468         *
Shay Gonen(3)...............................................     12,500         *
Noam Lotan(4)...............................................  1,526,874       2.1%
Lior Bregman................................................         --        --
Michael McDonough...........................................         --        --
All directors and executive officers as a group (7
  persons)..................................................  5,262,902       7.3%

---------------
 *  Less than 1%.

(1) Pursuant to the rules of the SEC, shares of common stock that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(2) Includes 45,000 shares issuable pursuant to stock options exercisable within 60 days from September 30, 2000.

(3) Includes 12,500 shares issuable pursuant to stock options exercisable within 60 days from September 30, 2000.

(4) Includes 60,000 shares issuable pursuant to stock options exercisable within 60 days from September 30, 2000.

LIMITATION ON DIRECTOR'S LIABILITY AND INDEMNIFICATION

     Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     The limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in their capacity as an officer, director, employee or other agent, regardless of whether the bylaws would permit indemnification.

     We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide for indemnification for judgments fines, settlement amounts and expenses, including attorneys' fees incurred by the director or executive officer in any action or proceeding, including any action by or in our right, arising out of the person's services as a director or executive officer, or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

     The limitations on liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

     At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

EXECUTIVE COMPENSATION

     The following table sets forth compensation earned by our Chief Executive Officer and our other most highly compensated executive officers whose annual salary and bonus for the fiscal year ended December 31, 1999 exceeded $100,000 based on compensation earned as an employee at the entity indicated for the fiscal year ended December 31, 1999.

                           SUMMARY COMPENSATION TABLE


                                                           ANNUAL COMPENSATION
                                                           --------------------     ALL OTHER
               NAME AND PRINCIPAL POSITION                  SALARY      BONUS      COMPENSATION
               ---------------------------                 --------    --------    ------------
Noam Lotan(1)............................................  $100,000          --           --
Guy Avidan(2)............................................  $102,000    $ 39,000           --
  Chief Executive Officer and President
Eric Korevaar(3).........................................  $110,000    $  5,000       $2,200(4)
  President of North American Operations
Shay Gonen(5)............................................  $102,000          --           --
  Vice President of Finance, Chief Financial Officer
     and Secretary


------------------------

(1) Noam Lotan resigned as our President, Secretary and Chief Financial Officer in September, 2000. Mr. Lotan served as President and Chief Executive Officer of MRV Communications for the fiscal year ended December 31, 1999.



(2) Guy Avidan served as President of NBase-Xyplex International, a subsidiary of MRV Communications, for the fiscal year ended December 31, 1999. Mr. Avidan joined us subsequent to December 31, 1999 and earns compensation at an annual rate of $125,000.



(3) Eric Korevaar served as President, Secretary and Treasurer of AstroTerra Corporation for the fiscal year ended December 31, 1999. Mr. Korevaar joined us subsequent to December 31, 1999 and earns compensation at an annual rate of $115,000.


(4) Represents a reimbursable spending allowance for health benefits equal to 2% of annual salary.


(5) Shay Gonen served as General Manager of NBase-Communications, a subsidiary of MRV Communications, for the fiscal year ended December 31, 1999. Mr. Gonen joined us subsequent to December 31, 1999 and earns compensation at an annual rate of $115,000.


EMPLOYMENT AGREEMENTS


     Each of Guy Avidan and Shay Gonen will enter into an employment agreement with us, which will be effective as of the consummation of this offering. The employment agreements will each have an initial term expiring three years from the closing of this offering. Each officer will be entitled to an annual base salary and a discretionary annual bonus. The annual base salary for Mr. Avidan will be $125,000 and the annual base salary for Mr. Gonen will be $115,000.


     Each officer will agree not to compete, directly or indirectly, with Optical Access or disclose confidential information regarding Optical Access during the term of the agreement provided that the officer may own less than 5% of the stock of a public company that competes with us. The employment agreements will entitle the officers to receive certain benefits established by Optical Access for its executive employees.

     If an officer's employment agreement is terminated by the officer by mutual agreement, upon death or disability of the officer, or for cause, which includes any material act of dishonesty or commission of a crime involving fraud, then the officer will receive, through the date of termination, his base salary and any expense reimbursement under the agreement. If the officer is terminated without cause, then the officer will receive his base salary and benefits under the agreement for the lesser of the remainder of the employment term or 12 months from the date of termination. We have agreed that upon any merger, reorganization, sale or disposition of assets or otherwise, the successor company will be required to assume each employment agreement.

OPTION GRANTS IN LAST FISCAL YEAR, AGGREGATE OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES


     No options to acquire MRV Communications common stock were granted to any of our executive officers named in the Summary Compensation Table during the year ended December 31, 1999. The following table provides summary information concerning outstanding MRV Communications stock options held by our executive officers named in the Summary Compensation Table as of December 31, 1999.


                                               NUMBER OF SECURITIES
                                                    UNDERLYING                 VALUE OF UNEXERCISED
                                              UNEXERCISED OPTIONS AT         IN-THE-MONEY OPTIONS AT
                                                DECEMBER 31, 1999              DECEMBER 31, 1999(1)
                                           ----------------------------    ----------------------------
                  NAME                     EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
                  ----                     -----------    -------------    -----------    -------------
Noam Lotan...............................    60,000             --         $1,698,750              --
Guy Avidan...............................    48,006         34,000          1,533,192       1,081,625
Eric Korevaar............................     --                --             --                  --
Shay Gonen...............................    12,500         32,500            397,656       1,033,906

---------------

(1) Based on the difference between $34.4375 per share (the closing price per share of MRV Communications' common stock on December 31, 1999 as reported on The Nasdaq National Market adjusted for MRV Communications' two-for-one stock split effected in May 2000) and the per share exercise price.


    STOCK PLAN

         2000 STOCK PLAN


     Our 2000 Stock Plan provides for the grant of qualified incentive stock options that meet the requirements of Section 422 of the Internal Revenue Code, non-qualified stock options, deferred stock and restricted stock awards. Our Board of Directors adopted our 2000 Stock Plan in June 2000 and our stockholder approved it in June 2000. We have reserved a total of 4,500,000 shares of our common stock for issuance under our 2000 Stock Plan, which is subject to anti-dilution provisions for stock splits, stock dividends, recapitalization and similar events.


     Our 2000 Stock Plan may be administered by our Board of Directors or a committee appointed by our Board of Directors. The Board of Directors currently administers our 2000 Stock Plan. The administrator of our 2000 Stock Plan has the power to select participants among eligible persons and to determine the terms of options or awards. Under current law, incentive stock options may be granted to any individual who is an officer or employee of Optical Access or any of its subsidiaries or any future subsidiaries.

     The exercise price of any option granted under our 2000 Stock Plan is payable in full in cash, or if approved by the administrator prior to exercise, by surrender of shares of common stock already owned, cancellation of indebtedness, a full recourse promissory note, withholding whole shares of common stock then issuable upon exercise of an option, or any combination of the foregoing.

     Under our 2000 Stock Plan, we may make loans available to optionees, subject the administrator's approval, in connection with the exercise of stock options granted under our 2000 Stock Plan. If shares of common stock are pledged as collateral for such indebtedness, such shares may be returned to us in satisfaction of such indebtedness. If so returned, such shares shall again be available for issuance in connection with future stock options and awards under our 2000 Stock Plan.

     In the event of a change of control, unless otherwise determined by the administrator or our Board of Directors, all stock options, restricted stock and deferred stock will fully vest and any indebtedness will be forgiven. Pursuant to our 2000 Stock Plan, a change of control is deemed to have occurred if any person obtains beneficial ownership of 50% or more of the combined voting power of outstanding securities, there is a change in our Board of Directors, there is a merger or consolidation of the company or our stockholders approve a liquidation of Optical Access or an agreement to sell substantially all of our assets.

     Options and awards granted under our 2000 Stock Plan are generally not transferable by the optionee, and each option and award is exercisable during the lifetime of the optionee only by the optionee. Our Board of Directors may from time to time revise or amend our 2000 Stock Plan, unless shareholder approval is required, and may suspend or discontinue it at any time. Unless terminated earlier, our 2000 Stock Plan will terminate automatically in September 2010.

     As of September 30, 2000, no options to purchase shares were outstanding under our 2000 Stock Plan.


     At September 30, 2000, we expected that options to purchase 2,800,000 shares of common stock will be granted to certain of our employees and non-employee directors on the effective date of this offering at an exercise price equal to the initial public offering price, which options will vest 25% at the end of each year after their hire date, in the case of employees, and their appointment date, in the case of directors.


                              CERTAIN TRANSACTIONS


     Divisions and subsidiaries of MRV Communications are our customers and purchase substantial quantities of our products. These customers accounted for sales of $3.4 million for the year ended December 31, 1999 and $6.0 million during the nine months ended September 30, 2000. There were no sales of this nature to these customers for the period from April 1, 1998, the date of our inception, through December 31, 1998. Sales to iTouch Communications, a subsidiary of MRV Communications and a reseller of our products, constituted a substantial portion of these sales. We have a one year non-exclusive distribution agreement with iTouch Communications renewable upon the mutual written consent of the parties. For 1999 we sold $2.4 to iTouch Communications compared to $2.3 for the nine months ended September 30, 2000. In addition, Luminent, Inc., a company substantially owned by MRV Communications, provides us with active and passive optical components. For 1999, we purchased $144,000 of components from Luminent compared to $331,000 for the nine months ended September 30, 2000. No purchases were made for the period from April 1, 1998, the date of our inception, through December 31, 1998. Like other customers and suppliers, sales to and purchases from MRV Communications-related customers and suppliers are based on purchase orders and, other than our arrangement with iTouch Communications, we have no long-term arrangements with them. We expect these relationships with MRV Communications and its affiliates to continue following this offering. We believe that our sales to and purchases from MRV Communications-related customers and suppliers have been on terms no more favorable that those we provide to or obtain from our other customers and suppliers. We expect that sales to and purchases from MRV Communications and its affiliates in the future will be on terms no more favorable than those we provide to or obtain from our other customers or and suppliers.



           ARRANGEMENTS BETWEEN OPTICAL ACCESS AND MRV COMMUNICATIONS


     We have provided below a summary description of the executed master separation agreement along with the key related agreements. This description, which summarizes the material terms of the agreements, is not complete. You should read the full text of these agreements, which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part.


     Conflicts may develop between MRV Communications and us as regarding the terms of our agreements with MRV Communications. We have established a committee of our Board of Directors, consisting of independent directors, to approve the terms of any arrangement or agreement which they believe to be outside the ordinary course of business to minimize the potential for these conflicts of interest. Notwithstanding the operations of that committee, such conflicts may not be resolved in our favor. It is our policy and the policy of MRV Communications that transactions between MRV Communications and us will generally be on terms and conditions comparable to those between unaffiliated third parties.

However, because our agreements with MRV Communications were negotiated in the context of a parent-subsidiary relationship, we cannot assure you that these agreements, or the transactions with MRV Communications contemplated by such agreements, will be effected on terms as favorable to us as could have been obtained from unaffiliated third parties.



     We have been advised by MRV Communications that MRV Communications has approved this initial public offering at this time because of its perception of favorable market conditions for the securities of companies engaged in the optical wireless networking industry and its desire to provide us with an alternative source of funding for our operations and capital resources.


MASTER SEPARATION AGREEMENT


     The master separation agreement contains the key provisions relating to our separation from MRV Communications and this offering.



     The Separation. The separation occurred effective as of October 31, 2000. The separation agreement provides for the transfer to us of assets and liabilities from MRV Communications related to our business as described in this prospectus. The various ancillary agreements that are exhibits to the separation agreement and which detail the separation and various interim and ongoing relationships between MRV Communications and us include:


     - a general assignment and assumption agreement;

     - technology, patent, and trademark ownership and license agreements;

     - an employee matters agreement;

     - a tax sharing agreement;

     - a transitional services agreement;

     - a real estate matters agreement;

     - a confidential disclosure agreement; and

     - an indemnification and insurance matters agreement.

     To the extent that the terms of any of these ancillary agreements conflict with the separation agreement, the terms of these agreements will govern. These agreements are described more fully below.


     The Initial Public Offering. Under the terms of the separation agreement, we are obligated to use our reasonable commercial efforts to satisfy the following conditions to the consummation of this offering, any of which may be waived by MRV Communications:


     - the registration statement containing this prospectus must be effective;

     - United States securities and blue sky laws must be satisfied;

     - our common stock must be listed on the Nasdaq National Market;

     - all our obligations under the underwriting agreement must be met or waived by the underwriters;


     - MRV Communications must own at least 80.1% of our stock;


     - no legal restraints must exist preventing the separation or this offering;

     - the separation must have occurred; and

     - the separation agreement must not have been terminated.


     Covenants Between MRV Communications and Optical Access. In addition to signing documents that transfer control and ownership of various assets and liabilities of MRV Communications relating to our business, we have agreed with MRV Communications to enter into additional transitional service agreements, exchange information, engage in auditing practices and resolve disputes in particular ways.



     Information Exchange. Both MRV Communications and we have agreed to share information relating to governmental, accounting, contractual and other similar requirements of our ongoing businesses, unless the sharing would be commercially detrimental. In furtherance of this, both MRV Communications and we have agreed as follows:


     - Each party has agreed to maintain adequate internal accounting to allow the other party to satisfy its own reporting obligations and prepare its own financial statements.

     - Each party will retain records beneficial to the other party for a specified period of time. If the records are going to be destroyed, the destroying party will give the other party an opportunity to retrieve all relevant information from the records, unless the records are destroyed in accordance with adopted record retention policies.

     - Each party will use commercially reasonable efforts to provide the other party with directors, officers, employees, other personnel and agents who may be used as witnesses in and books, records and other documents which may reasonably be required in connection with legal, administrative or other proceedings.


     Auditing Practices. So long as MRV Communications is required to consolidate our results of operations and financial position, we have agreed to:



     - not select a different independent accounting firm from that used by MRV Communications without MRV Communications' consent;



     - use reasonable commercial efforts to enable our auditors to date their opinion on our audited annual financial statements on the same date as MRV Communications' auditors date their opinion on MRV Communications' financial statements;


     - exchange all relevant information needed to prepare financial statements;

     - grant each other's internal auditors access to each other's records; and

     - notify each other of any change in accounting principles.


     Dispute Resolution. If problems arise between MRV Communications and us, we have agreed to the following procedures:


     - The parties will make a good faith effort to first resolve the dispute through negotiation.

     - If negotiations fail, the parties agree to attempt to resolve the dispute through non-binding mediation.

     - If mediation fails, the parties can resort to binding arbitration. In addition, nothing prevents either party acting in good faith from initiating litigation at any time if failure to do so would cause serious and irreparable injury to one of the parties or to others.

     No Representations and Warranties. Neither party is making any promises to the other regarding:


     - the value of any asset that MRV Communications is transferring;



     - whether there is a lien or encumbrance on any asset MRV Communications is transferring; or



     - the legal sufficiency of any conveyance of title to any asset MRV Communications is transferring.


     No Solicitation. Each party has agreed not to directly solicit or recruit employees of the other party without the other party's consent for two years after the separation date. However, this prohibition does not apply to general recruitment efforts carried out through public or general solicitation or where the solicitation is employee-initiated.


     Expenses. All of the costs and expenses related to this offering as well as the costs and expenses related to the separation will be allocated between MRV Communications and us. It is anticipated that we will bear the costs and expenses associated with this offering. We will each bear our own internal costs incurred in consummating these transactions.

     Termination of the Agreement. MRV Communications in its sole discretion can terminate the separation agreement and all ancillary agreements at any time prior to the closing of this offering. This offering will not proceed if the separation and ancillary agreements are terminated. Both MRV Communications and Optical Access must agree to terminate the separation and all ancillary agreements after the closing of this offering.


GENERAL ASSIGNMENT AND ASSUMPTION AGREEMENT


     The general assignment and assumption agreement identifies the assets MRV Communications transferred to us and the liabilities we assumed from MRV Communications in the separation. The agreement also describes when and how these transfers and assumptions will occur. As of the separation date, MRV Communications contributed and transferred to us all of the capital stock held by MRV Communications in subsidiaries and other entities that conducted our business and all other assets and liabilities associated with our business. The capital stock transferred to us consists of:



     - all of the capital stock of Jolt Limited; and



     - all of the capital stock of AstroTerra Corporation.


     The assets transferred to us include:

     - all assets reflected on our balance sheet as of September 30, 2000, minus any assets disposed of after September 30, 2000;

     - all written off, expensed or fully depreciated assets that would have appeared on our balance sheet as of September 30, 2000 if we had not written off, expensed or fully depreciated them;


     - all assets that MRV Communications acquired after September 30, 2000 that would have appeared in our financial statements as of the contribution date if we prepared such financial statements using the same principles we used in preparing our balance sheet dated September 30, 2000;


     - all assets that our business primarily uses as of the contribution date but are not reflected in our balance sheet as of September 30, 2000 due to mistake or omission;

     - all contingent gains related primarily to our business;

     - all supply, vendor, capital, equipment lease or other contracts that relate primarily to our business, including contracts representing obligations reflected on our balance sheet as of September 30, 2000;


     - all computers, desks, equipment and other assets used primarily by employees of MRV Communications who will become our employees due to the contribution; and



     - specified rights under existing insurance policies.



     The subsidiaries and assets listed above comprise:


     - all business operations whose financial performance is reflected in our combined financial statements for the period ended September 30, 2000, as set forth elsewhere in this prospectus; and


     - all business operations relating to our business initiated or acquired by MRV Communications after September 30, 2000.



     Assumption of Liabilities. Effective on the separation date, we assumed liabilities from MRV Communications, to the extent that these liabilities were, prior to the separation date, liabilities held by MRV Communications related to our business and except as provided in an ancillary or other agreement.



     Excluded Liabilities. The general assignment and assumption agreement also provides that we did not assume specified liabilities, including any liabilities that would otherwise be allocated to us but which are covered by MRV Communications' insurance policies, unless we are a named insured under such policies.


     Delayed Transfers. If it is not practicable to transfer specified assets and liabilities on the separation date, the agreement provides that these assets and liabilities will be transferred after the separation date.

     Terms of Other Ancillary Agreements Govern. If another ancillary agreement expressly provides for the transfer of an asset or an assumption of a liability, the terms of the other ancillary agreement will determine the manner of the transfer and assumption.

     Obtaining Approvals and Consents. The parties have agreed to use all reasonable efforts to obtain any required consents, substitutions or amendments required to novate or assign all rights and obligations under any contracts that will be transferred in the separation.


     Expenses. We have agreed to pay all costs of the transfer of assets from MRV Communications to us incurred on or after separation date, including:


     - moving expenses;

     - transfer taxes;

     - expenses related to notices to customers, suppliers and other third parties;

     - fees related to the transfer or issuance of licenses, permits and franchises;

     - fees and expenses related to the assignment or transfer of contracts, agreements and intellectual property; and

     - costs related to the transfer of any employee.

     Nonrecurring Costs and Expenses. Any nonrecurring costs and expenses that are not allocated in the separation agreement or any other ancillary agreement shall be the responsibility of the party that incurs the costs and expenses.

MASTER TECHNOLOGY OWNERSHIP AND LICENSE AGREEMENT


     The master technology ownership and license agreement, or the master technology agreement, allocates rights in technology other than patents, patent applications and invention disclosures. In the master technology agreement, MRV Communications confirmed that we own all technology developed by us, which includes our subsidiaries, and, to the extent that any such technology is registered in MRV Communications' name or to the extent MRV Communications otherwise has any ownership rights in that technology, MRV Communications will assign it to us. MRV Communications will not restrict our right to use the assigned or jointly owned technology. In the event of an acquisition of either party, the acquired party may assign the master technology agreement to its acquirer. Nothing in the master technology agreement or in any of the other intellectual property agreements summarized below limit or facilitate MRV Communications' right to compete with us. However, the technology agreements do give us control over the intellectual property needed for MRV Communications to compete with us thus requiring MRV Communications to independently develop technology before it competes with us.


MASTER PATENT OWNERSHIP AND LICENSE AGREEMENT


     The master patent ownership and license agreement, or the master patent agreement, allocates rights relating to patents, patent applications and invention disclosures. In the master patent agreement, MRV Communications confirmed that we own patents, patent applications and invention disclosures that were developed by us, which includes our subsidiaries, and, to the extent that any of these patents or patent applications are recorded in MRV Communications' name, MRV Communications will assign them to us. The specific patents, patent applications and invention disclosures being assigned are identified in the master patent agreement. MRV Communications will not restrict our rights to practice the assigned patents.



     In addition, each party covenants not to sue the other party or the other party's customers or suppliers for infringement of its patents that exist as of the date or that are based on applications or invention disclosures that exist as of the date. However, this does not mean that after the separation date MRV Communications can use our technology without our consent to compete against us without liability. The products and services that are covered by the covenant are the products and services of each party's business, as it exists as of the contribution date.

     In the event of an acquisition of either party, the acquired party may assign the master patent agreement except that the licenses and covenants not to sue may not be assigned.


     The master patent agreement also provides that MRV Communications and we will assist each other in specified ways for a period of five years after the date in the event either party is subject to patent litigation.


MASTER TRADEMARK OWNERSHIP AND LICENSE AGREEMENT


     The master trademark ownership and license agreement, or the master trademark agreement, allocates rights relating to trademarks, service marks and trade names. In the master trademark agreement, MRV Communications confirmed that we own our trademarks, service marks and trade names that we use in connection with our business. Moreover, to the extent that any of our trademarks, service marks and trade names are registered in MRV Communications' name or to the extent that MRV Communications otherwise has ownership rights in any of our trademarks, service marks and trade names, MRV Communications will assign such rights to us. Similarly, it will assign any right to any cause of action and any rights of recovery for past infringement of those of trademarks, service marks and trade names. In addition, MRV Communications will grant us a license to use a number of its trademarks, service marks and trade names in marketing our products and will agree not to license such trademarks, service marks or trade names to our competitors. In the event of an acquisition of either MRV Communications or us, the acquired party may assign this agreement to the acquirer.


EMPLOYEE MATTERS AGREEMENT


     We have entered into an employee matters agreement with MRV Communications to allocate assets, liabilities, and responsibilities relating to our current and former employees and their participation in the benefits plans, including stock plans, that MRV Communications currently sponsors and maintains.



     All eligible Optical Access employees will continue to participate in the MRV Communications benefits plans on comparable terms and conditions to those for MRV Communications employees until we establish benefit plans for our employees, or elect not to establish comparable plans, if it is not legally or financially practical. We intend to establish our own benefit program in the future.



     Once we establish our own benefits plans, we may modify or terminate each plan in accordance with the terms of that plan and our policies. No Optical Access benefit plan will provide benefits that overlap benefits under the corresponding MRV Communications benefit plan. Each Optical Access benefit plan will provide that all service, compensation and other benefit determinations that were recognized under the corresponding MRV Communications benefits plan will be taken into account under that Optical Access benefit plan.



     Assets relating to the employee liabilities will be transferred to us or the related Optical Access plans and trusts from trusts and other funding vehicles associated with MRV Communications' benefits plans.


TAX SHARING AGREEMENT


     We have entered into a tax sharing and indemnification agreement with MRV Communications, which allocates tax liabilities between MRV Communications and us and addresses several other tax matters such as responsibility for filing tax returns, paying tax liabilities, and controlling and cooperating in tax disputes. The agreement requires MRV Communications to file with the Internal Revenue Service all consolidated, combined or unitary tax returns that we join in filing with MRV Communications for all tax periods both before and after the separation date and requires MRV Communications to pay to the IRS all taxes with respect to these tax returns. The agreement requires us to pay MRV Communications for our allocable share of any taxes due with respect to such tax returns. Our share of these taxes generally will be the amount of taxes that we would pay if we were a separate stand-alone company. If we generate tax losses or credits that benefit other members of the MRV Communications group, MRV Communications will reimburse us for the use of these losses or credits. Conversely, if we benefit from losses or credits generated by MRV Communications or any of its affiliates, we will reimburse MRV Communications for the use of these losses or credits.



     Each member of a consolidated group for United States federal income tax purposes is jointly and severally liable for the group's federal income tax liability for the period during which it is a member even after it withdraws from the group, and the agreement does not change this result. Accordingly, we could be required to pay a deficiency in the MRV Communications and its affiliates' federal income tax liability for a period during which we were a member of the group even if the agreement allocates that liability to MRV Communications or another member. In this event, however, we would have a claim for indemnification from MRV Communications under this agreement.


TRANSITIONAL SERVICES AGREEMENT


     The transitional services agreement governs the provision of transitional services by MRV Communications and us to each other, on an interim basis, until one year after the separation date, unless extended for specific services or otherwise indicated in the agreement. The services include data processing and telecommunications services, such as voice telecommunications and data transmission, and information technology support services, for functions including accounting, financial management, tax, payroll, stockholder and public relations, legal, procurement, and other administrative functions. Services are generally cost plus 5%, but may increase to cost plus 10% if the services extend beyond the one year period. The master transitional services agreement also covers the provision of additional transitional services identified from time to time after the separation date that were inadvertently or unintentionally omitted from the specified services, or that are essential to effectuate an orderly transition under the separation agreement, so long as the provision of such services would not significantly disrupt MRV Communications' operations or significantly increase the scope of its responsibility under the agreement.


REAL ESTATE MATTERS AGREEMENT


     The real estate matters agreement addresses real estate matters relating to the MRV Communications leased properties that MRV Communications will transfer to or share with us. The agreement describes the manner in which MRV Communications will transfer to or share with us various leased properties, including the following types of transactions:



     - assignments to us of MRV Communications' leases for specified leased properties;



     - subleases to us of portions of specified properties leased by MRV Communications; and



     - short-term licenses between MRV Communications and us permitting short-term occupancy of selected leased sites.


     The real estate matters agreement includes a description of each property to be transferred to or shared with us for each type of transaction. The standard forms of the proposed transfer documents, such as lease, sublease and license, are contained in schedules.

     The real estate matters agreement also requires both parties to use reasonable efforts to obtain any landlord consents required for the proposed transfers of leased sites, including our paying commercially reasonable consent fees, if required by the landlords, and us agreeing to provide the security required under the applicable leases.

     The real estate matters agreement further provides that we will be required to accept the transfer of all sites allocated to us, even if a casualty has damaged a site before the contribution date. Transfers with respect to leased sites where the underlying lease is terminated due to casualty or action by the landlord prior to the contribution date will not be made, and neither party will have any liability related thereto.

     The real estate matters agreement also gives the parties the right to change the allocation and terms of specified sites by mutual agreement based on changes in the requirements of the parties. The real estate matters agreement provides that all reasonable costs required to effect the transfers, including landlord consent fees and landlord attorneys' fees, will be paid by MRV Communications.


MASTER CONFIDENTIAL DISCLOSURE AGREEMENT


     The master confidential disclosure agreement provides that both parties agree not to disclose confidential information of the other party except in specific circumstances. MRV Communications and we also agree not to use this information in violation of any use restrictions in one of the other written agreements between us.


INDEMNIFICATION AND INSURANCE MATTERS AGREEMENT


     General Release of Pre-Separation Claims. Effective as of the separation date, subject to specified exceptions, we released MRV Communications and its affiliates, agents, successors and assigns, and MRV Communications released us, and our affiliates, agents, successors and assigns, from any liabilities arising from events occurring on or before the separation date, including events occurring in connection with the activities to implement the separation and this offering. This provision will not impair a party from enforcing the separation agreement, any ancillary agreement or any arrangement specified in any of these agreements.



     Indemnification. The indemnification and insurance matters agreement also contains provisions governing indemnification. In general, we have agreed to indemnify MRV Communications and its affiliates, agents, successors and assigns from all liabilities arising from:


     - our business, any of our liabilities or any of our contracts; and

     - any breach by us of the separation agreement or any ancillary agreement.


     MRV Communications has agreed to indemnify us and our affiliates, agents, successors and assigns from all liabilities arising from:



     - MRV Communications' business other than the Optical Access business;


     - any liabilities we may incur in connection with the complaint captioned Walden v. Jolt, Ltd.;

     - claims related to the use of the name Optical Access or Optical Access, Inc., or the use of any trademarks, service marks or trade names associated with those names;

     - patent claims related to or stemming from notices received from Nortel Networks, Inc. as described in "Risk Factors" only as they relate to sales of OptiSwitch(TM) products prior to this offering; and


     - any breach by MRV Communications of the separation agreement or any ancillary agreement.


     These indemnification provisions do not apply to amounts collected from insurance. The agreement also contains provisions governing notice and indemnification procedures.


     Insurance Matters. The agreement also contains provisions governing our insurance coverage following the separation date. In general, we agree to reimburse MRV Communications for premium expenses related to insurance coverage during this period. We will work with MRV Communications to secure additional insurance if desired and cost effective.



     Environmental Matters. MRV Communications has agreed to indemnify us and our affiliates, agents, successors and assigns from all liabilities arising from environmental conditions existing as of the separation date at facilities transferred to us, or which arise out of operations occurring before the separation date at these facilities. Further, MRV Communications has agreed to indemnify us and our affiliates, agents, successors and assigns from all liabilities arising from environmental conditions caused by operations occurring at any time, whether before or after the separation date, at any MRV Communications facility.

     We have agreed to indemnify MRV Communications and its affiliates, agents, successors and assigns from all liabilities arising from environmental conditions caused by operations after the contribution date at any of the facilities transferred to us, and from environmental conditions at our facilities arising from an event that occurs on or after the separation date.


     Each party will be responsible for all liabilities associated with any environmental contamination caused by that party post-separation.

     Assignment. The indemnification and insurance matters agreement is not assignable by either party without prior written consent.

                             PRINCIPAL STOCKHOLDERS

     The table below sets forth certain information known to us with respect to the beneficial ownership of our common stock at September 30, 2000 and after giving effect to our sale of 5,000,000 shares of our common stock in this of this offering, by:

     - each stockholder beneficially owning 5% or more of our common stock;

     - each of our directors who beneficially own our common stock;

     - each of our executive officers who beneficially own our common stock; and

     - all of our directors and executive officers as a group.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after September 30, 2000 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. To our knowledge, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. In providing the information in the table below, we have


     - assumed that neither MRV Communications nor any of our officers or directors purchases any of our shares in this offering, and



     - not (except as noted below) given effect to a potential distribution of our common stock by MRV Communications after this offering. See "Management -- Stock Ownership of Directors and Executive Officers" for a description of the ownership of MRV Communications stock by our directors and executive officers.



                                                                              PERCENTAGE OF
                                                                             SHARES OWNED(2)
                                                                         -----------------------
                                                  NUMBER OF SHARES        BEFORE         AFTER
     NAME AND ADDRESS OF BENEFICIAL OWNER        BENEFICIALLY OWNED      OFFERING       OFFERING
     ------------------------------------        ------------------      --------       --------
MRV Communications, Inc.(1)....................      41,667,000           100%             88%
Guy Avidan.....................................         400,000(2)            *             *
Eric Korevaar..................................         250,000(2)            *             *
Shay Gonen.....................................         250,000(2)            *             *
Lior Bregman...................................          15,000(2)            *             *
Michael McDonough..............................          15,000(2)            *             *
All directors and executive officers as a group
  (7 persons)..................................         930,000(2)(3)    2.3%(2)(3)       2.0%(2)(3)


---------------

 *  Less than 1%



(1) MRV Communications' address is 20415 Nordhoff Street, Chatsworth, California 91311.



(2)Represents shares of Common Stock issuable upon exercise of stock options to be granted on the effective date of this offering.



(3) Based on the beneficial ownership by our executive officers and directors of MRV Communications common stock on September 30, 2000, if MRV Communications had distributed its Optical Access shares to its stockholders on that date, our officers and directors as a group would have owned 2,836,564 shares of our common stock, or approximately 6.8% of our shares before this offering and approximately 6.1% of our shares after giving effect to this offering.

                          DESCRIPTION OF CAPITAL STOCK

     We are authorized to issue 200,000,000 shares of common stock, $.001 par value per share, and 20,000,000 shares of undesignated preferred stock, $.001 par value per share.

COMMON STOCK

     As of September 30, 2000, there were 41,667,000 shares of common stock outstanding, which were held of record by one stockholder. Upon completion of this offering, there will be 46,667,000 shares of common stock outstanding, assuming no exercise of the underwriter's over-allotment option nor any exercise of outstanding warrants and options.

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up of Optical Access, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and non-assessable.

PREFERRED STOCK


     Our Board of Directors has the authority, without action by our stockholders, to issue up to 20,000,000 shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the common stock. The effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of Optical Access without further action by the stockholders. We have no plans to issue any shares of preferred stock upon completion of this offering.


ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CHARTER AND DELAWARE LAW

     Certain provisions of Delaware law and our certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent if an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

     We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless, with exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.


     Our certificate of incorporation and bylaws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders or by a consent in writing. In addition, special meetings of our stockholders may be called only by the Board of Directors or our Chairman of the Board, or President. Our certificate of incorporation and bylaws also provide that, beginning upon the closing of this offering, our Board of Directors will be divided into three classes, with each class serving staggered three-year terms, and that certain amendments of the certificate of incorporation and of the bylaws require the approval of holders of at least 66.7% of the voting power of all outstanding stock. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of Optical Access.


LIMITATION OF LIABILITY AND INDEMNIFICATION


     Our restated certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with the service for us or on our behalf. The restated certificate of incorporation further provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they acted in bad faith or knowingly or intentionally violated the law. In addition, we have entered into indemnification agreements with our directors containing provisions which may require us, among other things, to indemnify our directors against liabilities that may arise by virtue of their status or service as directors, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.


TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is American Stock Transfer and Trust Company, New York, New York.

LISTING

     We have applied for quotation of our common stock on the Nasdaq National Market under the symbol of "OPXS."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of the common stock.

     Upon completion of this offering, we will have outstanding 46,667,000 shares of common stock, which assumes

     - the issuance of 5,000,000 shares of common stock offered by us; and

     - no exercise of the underwriters' over-allotment option.

     All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act. If shares are purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act, their sales of shares would be subject to the limitations and restrictions that are described below.


     As of September 30, 2000, all of the remaining shares of common stock were held by MRV Communications and were issued and sold by us in reliance on an exemption from the registration requirements of the Securities Act. All these shares will be subject to a lock-up agreement, described below, on the date of this prospectus. In addition, the holders of stock options, which we plan to issue concurrently with this offering, could exercise such options and sell some of the shares issued upon exercise as described below.


                                    APPROXIMATE SHARES
RELEVANT DATES                   ELIGIBLE FOR FUTURE SALE                COMMENT
--------------                   ------------------------                -------
On the date of this
  prospectus...................          5,000,000           Freely tradable shares sold in
                                                             this Offering
180 days after the date of this
  prospectus...................         41,667,000           Initial public offering lock-up
                                                               expires; shares salable under
                                                               Rule 144

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

     - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

STOCK OPTIONS

     As of September 30, 2000, there were no shares of common stock subject to outstanding options under our 2000 Stock Plan. Immediately after the completion of the offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our 2000 Stock Plan. After the effective dates of these registration statements, shares purchased upon exercise of options granted under our 2000 Stock Plan would be available for resale in the public market.

LOCK-UP AGREEMENTS


     Each of MRV Communications, which beneficially owns 41,667,000 shares of our common stock, and our officers and directors, have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, for a period of 180 days after the date of this prospectus, without the prior written consent of Bear, Stearns & Co. Inc., on behalf of the underwriters.


     Bear, Stearns & Co. Inc., on behalf of the underwriters, may in its sole discretion choose to release any or all of these shares from these restrictions prior to the expiration of either the 180-day period.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Bear, Stearns & Co. Inc., CIBC World Markets Corp., U.S. Bancorp Piper Jaffray Inc. and First Security Van Kasper, Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

                                                                NUMBER OF
NAME                                                             SHARES
----                                                            ---------
Bear, Stearns & Co. Inc.....................................
CIBC World Markets Corp. ...................................
U.S. Bancorp Piper Jaffray Inc..............................
First Security Van Kasper, Inc. ............................
                                                                ---------

          Total.............................................    5,000,000
                                                                =========

     The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of specified legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus, if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the initial public offering price listed on the cover page of this prospectus and part to designated dealers at a price that
represents a concession not in excess of $          a share under the initial
public offering price. Any underwriter may allow, and such dealers may re-allow,
a concession not in excess of $          a share to other underwriters or to
other dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 750,000 additional shares of common stock at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent this option is exercised, each underwriter will become obligated, subject to limited conditions, to purchase approximately the same percentage of additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

     The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The following table shows the underwriters' discounts to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                        PER SHARE                   TOTAL
                                  ----------------------    ----------------------
                                   WITHOUT       WITH        WITHOUT       WITH
                                    OVER-        OVER-        OVER-        OVER-
                                  ALLOTMENT    ALLOTMENT    ALLOTMENT    ALLOTMENT
                                  ---------    ---------    ---------    ---------
Underwriting discounts and
  commissions payable by us...    $            $            $            $

     We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $2,000,000.

     The representatives have informed us that the underwriters do not expect sales to discretionary accounts to exceed 5% of the shares of common shares being offered, and if made at all, no such sales shall be made without the prior specific written approval of the customer.

     We have applied for quotation of our common stock on the Nasdaq National Market under the symbol "OPXS."


     We, along with our directors, executive officers, stock option holders and MRV Communications, have agreed that, without the prior written consent of Bear, Stearns & Co. Inc. on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus:


     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, whether these shares or any such securities are then owned by the person or are thereafter acquired, directly from us; or

     - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock, whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

     The restrictions described in this paragraph do not apply to:

     - the sale of shares to the underwriters; or

     - transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares.


     In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. Naked short sales are any sales in excess of the underwriters' option to purchase additional shares from us. The underwriters must close out any naked short position by purchasing shares on the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely effect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.


     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock and, together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     At our request, the underwriters have reserved for sale, at the initial public offering price, up to five percent of the shares of common stock offered by this prospectus to our directors, officers, employees, customers and other business associates who have expressed an interest in purchasing common stock in the offering. There can be no assurance that any of the reserved shares will be purchased. The number of shares of common stock available for sale to the general public will be reduced to the extent these parties purchase the reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

     We and the underwriters have agreed to indemnify each other against specified liabilities, including liabilities under the Securities Act, and to contribute to payments either of us may be required to make in respect thereof.

     The provisions of Rule 2720 of the NASD's Conduct Rules apply to this offering because CIBC World Markets, one of the representatives of the underwriters of this offering, is our affiliate because Lior Bregman serves as both a managing director of CIBC World Markets and as one of our directors and a member of our Audit, Affiliate and Compensation Committees. When an NASD member participates in the underwriting of an affiliate's securities, the NASD's Conduct Rules provide that the public offering price per share can be no higher than that recommended by a "qualified independent underwriter" meeting specified standards. In accordance with this requirement, Bear, Stearns & Co. Inc. has assumed the responsibilities of acting as a qualified independent underwriter and has recommended a public offering price for shares of our common stock in compliance with the requirements of Rule 2720 of the NASD's Conduct Rules. Both in its role as lead manager of this offering and in its role as a qualified independent underwriter, Bear, Stearns & Co. Inc. has performed due diligence investigations and reviewed and participated in the preparation of this prospectus and the registration statement of which this prospectus forms a part. Bear, Stearns & Co. Inc. will not receive any additional compensation in connection with acting as a qualified independent underwriter with respect to this offering. We have agreed to indemnify Bear, Stearns & Co. Inc. against certain liabilities it may incur in connection with its responsibilities as a qualified independent underwriter, or to contribute to payments Bear, Stearns & Co. Inc. may be required to make in connection with those liabilities.


     Bear, Stearns & Co. Inc., the lead manager of this offering, has acted as a co-manager of a completed Rule 144A/Regulation S offering of convertible subordinated notes of MRV Communications, our parent, in June 1998 and also acted as lead manager of a completed public offering of common stock of MRV Communications in September 1997. Bear, Stearns & Co. Inc., received underwriting compensation for its participation in these MRV Communications offerings consistent with the NASD's Conduct Rules.



     CIBC World Markets Corp., U.S. Bancorp Piper Jaffray, Inc. and First Security Van Kasper, Inc., each a representative of the underwriters, acted as co-manager of the completed public offering of common stock of Luminent, Inc. in November 2000. MRV Communications holds approximately 90% of the outstanding shares of common stock of Luminent. Each of these firms received underwriting compensation for its participation in the Luminent offering consistent with the NASD's Conduct Rules.


     A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

     Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price for the shares of common stock offered by this prospectus was determined by negotiations between us and the representatives of the underwriters. Among the factors considered in determining the initial public offering price were:

     - our record of operations, our current financial position and future prospects;

     - the experience of our management;

     - sales, earnings and certain of our other financial and operating information in recent periods; and

     - the price-earnings ratios, price-sales ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours.

     The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

     The validity of the common stock offered by this prospectus will be passed upon for us by Kirkpatrick & Lockhart LLP, Los Angeles, California. Paul, Hastings, Janofsky & Walker LLP, Costa Mesa, California, will act as counsel for the underwriters.

                                    EXPERTS

     The consolidated financial statements of Optical Access, Inc. included in this prospectus to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of AstroTerra Corporation as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of Jolt Limited as of December 31, 1998 and December 31, 1999 and for the years ended December 31, 1998 and 1999 have been included herein in reliance upon the report of Somekh Chaikin, a member firm of KPMG International, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

            WHERE YOU CAN FIND MORE INFORMATION ABOUT OPTICAL ACCESS


     We filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act for the shares of common stock in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to our common stock and us, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Commission at (800) SEC-0330. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

     Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, in accordance with the requirements of the Securities Exchange Act will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and web site of the Securities and Exchange Commission referred to above.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Consolidated Financial Statements of Optical Access, Inc.:
  Report of Independent Public Accountants..................   F-2
  Consolidated Balance Sheets at December 31, 1998 and 1999
     (audited) and at September 30, 2000 (unaudited)........   F-3
  Consolidated Statements of Operations for the period from
     April 1, 1998 (date of inception) through December 31,
     1998, for the year ended December 31, 1999 (audited)
     and for the nine months ended September 30, 1999 and
     2000 (unaudited).......................................   F-4
  Statements of Parent Company Investment for the period
     from April 1, 1998 (date of inception) through December
     31, 1998, for the year ended December 31, 1999
     (audited) and for the nine months ended September 30,
     2000 (unaudited).......................................   F-5
  Consolidated Statements of Cash Flows for the period from
     April 1, 1998 (date of inception) through December 31,
     1998, for the year ended December 31, 1999 (audited)
     and for the nine months ended September 30, 1999 and
     2000 (unaudited).......................................   F-6
  Notes to Consolidated Financial Statements................   F-7

Financial Statements of Jolt Limited:
  Independent Auditors' Report to the Shareholders of Jolt
     Limited................................................  F-20
  Balance Sheets as at December 31, 1999 and 1998...........  F-21
  Statements of Operations for the years ended December 31,
     1999 and 1998..........................................  F-22
  Statement of Changes in Shareholders' Equity for the years ended December 31, 1998 and 1999.......................  F-23
  Statements of Cash Flows for the years ended December 31,
     1999 and 1998..........................................  F-24
  Notes to Financial Statements.............................  F-26

Financial Statements of AstroTerra Corporation:
  Report of Independent Public Accountants..................  F-37
  Balance Sheets at December 31, 1998 and 1999 (audited) and
     June 30, 2000 (unaudited)..............................  F-38
  Statements of Operations for the years ended December 31,
     1997, 1998 and 1999 (audited) and for the six months
     ended June 30, 1999 and 2000 (unaudited)...............  F-39
  Statements of Stockholders' Equity for the years ended
     December 31, 1997, 1998 and 1999 (audited) and for the
     six months ended June 30, 2000 (unaudited).............  F-40
  Statements of Cash Flows for the years ended December 31,
     1997, 1998 and 1999 (audited) and for the six months
     ended June 30, 1999 and 2000 (unaudited)...............  F-41
  Notes to Financial Statements.............................  F-42

Unaudited Pro Forma Condensed Consolidated Financial
  Statements:
  Unaudited Pro Forma Condensed Consolidated Financial
     Information............................................  F-50
  Unaudited Pro Forma Condensed Consolidated Statement of
     Operations for the nine months ended September 30,
     2000...................................................  F-51
  Unaudited Pro Forma Condensed Consolidated Statement of
     Operations for the year ended December 31, 1999........  F-52
  Notes to Unaudited Pro Forma Condensed Consolidated
     Financial Information..................................  F-53

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholder of Optical Access, Inc.:

     We have audited the accompanying consolidated balance sheets of Optical Access, Inc. (a Delaware corporation and a wholly-owned subsidiary of MRV Communications, Inc.) and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, parent company investment and cash flows for the period from April 1, 1998 (date of inception) through December 31, 1998 and for the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Optical Access, Inc. and subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for the period from April 1, 1998 (date of inception) through December 31, 1998 and for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP
Arthur Andersen LLP

Los Angeles, California
October 4, 2000

                              OPTICAL ACCESS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                DECEMBER 31,
                                                              ----------------    SEPTEMBER 30,
                                                               1998      1999         2000
                                                              ------    ------    -------------
                                                                                   (UNAUDITED)
                                                                       (IN THOUSANDS)
ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   --    $  141      $    567
  Accounts receivable, net of allowance of nil in 1998 and
     1999 and $63 in 2000...................................      --     1,937         3,646
  Inventories...............................................   1,092     1,942         3,570
  Due from MRV and its affiliates...........................      --       499         1,591
  Prepaids and other current assets.........................     350       405         1,200
                                                              ------    ------      --------
          Total current assets..............................   1,442     4,924        10,574
                                                              ------    ------      --------
Property and Equipment, net:
  Machinery and equipment...................................     405       633         1,196
  Furniture and fixtures....................................      --        --            36
  Computer hardware and software............................     162       324           429
  Leasehold improvements....................................      --       534           925
                                                              ------    ------      --------
                                                                 567     1,491         2,586
  Less -- Accumulated depreciation..........................     (20)     (180)         (528)
                                                              ------    ------      --------
                                                                 547     1,311         2,058
Goodwill, net...............................................      --        --       133,504
Other assets................................................      --        --           465
                                                              ------    ------      --------
          Total assets......................................  $1,989    $6,235      $146,601
                                                              ======    ======      ========
LIABILITIES AND PARENT COMPANY INVESTMENT
Current Liabilities:
  Current portion of long-term debt.........................  $   --    $   --      $    172
  Accounts payable..........................................     433     1,393         4,807
  Accrued payroll and related...............................     177       230         1,089
  Other current liabilities.................................      --        --            15
                                                              ------    ------      --------
          Total current liabilities.........................     610     1,623         6,083
Long-term debt, net of current portion......................      --        --           715
Other long-term liabilities.................................      --        --           355
Commitments and contingencies
Parent company investment...................................   1,379     4,612       139,448
                                                              ------    ------      --------
          Total liabilities and parent company investment...  $1,989    $6,235      $146,601
                                                              ======    ======      ========

   The accompanying notes are an integral part of these consolidated balance sheets.

                              OPTICAL ACCESS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                 PERIOD FROM
                                                APRIL 1, 1998                          NINE MONTHS ENDED
                                             (DATE OF INCEPTION)                         SEPTEMBER 30,
                                                   THROUGH            YEAR ENDED       ------------------
                                              DECEMBER 31, 1998    DECEMBER 31, 1999    1999       2000
                                             -------------------   -----------------   -------   --------
                                                                                          (UNAUDITED)
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales(2)...............................        $    --              $ 8,473        $ 4,518   $ 14,708
                                                   -------              -------        -------   --------

Cost of sales(1)...........................             --                4,555          2,584     11,800
                                                   -------              -------        -------   --------
     Gross profit..........................             --                3,918          1,934      2,908
Operating costs and expenses:
  Selling, general and administrative(1)...             --                1,688            902     11,255
  Research and development(1)..............          3,213                4,543          3,386     14,781
  Amortization of goodwill.................             --                   --             --      8,172
                                                   -------              -------        -------   --------
                                                     3,213                6,231          4,288     34,208
                                                   -------              -------        -------   --------
Operating loss.............................         (3,213)              (2,313)        (2,354)   (31,300)
  Other expense, net.......................             --                   --             --         46
                                                   -------              -------        -------   --------
Loss before provision for income taxes.....         (3,213)              (2,313)        (2,354)   (31,346)
Provision for income taxes.................             --                   --             --         --
                                                   -------              -------        -------   --------
     Net loss..............................        $(3,213)             $(2,313)       $(2,354)  $(31,346)
                                                   =======              =======        =======   ========
Basic and diluted net loss per share.......        $ (0.08)             $ (0.06)       $ (0.06)  $  (0.75)
                                                   =======              =======        =======   ========
Basic and diluted weighted average
  shares...................................         41,667               41,667         41,667     41,667
                                                   =======              =======        =======   ========

---------------
(1) Includes amounts relating to deferred stock compensation of approximately $3.5 million, $6.3 million and $9.8 million presented in "Cost of sales", "Selling, general and administrative" and "Research and development", respectively, for the nine months ended September 30, 2000.

(2) Includes amounts relating to sales to MRV and its affiliates of nil, $3.8 million, $2.1 million (unaudited) and $6.3 million (unaudited) for the period from April 1, 1998 (date of inception) through December 31, 1998, the year ended December 31, 1999, the nine months ended September 30, 1999 and the nine months ended September 30, 2000, respectively (see Note 8).

  The accompanying notes are an integral part of these consolidated financial statements.

                              OPTICAL ACCESS, INC.

                    STATEMENTS OF PARENT COMPANY INVESTMENT

                                                                PARENT       DEFERRED
                                                               COMPANY        STOCK
                                                              INVESTMENT   COMPENSATION    TOTAL
                                                              ----------   ------------   --------
                                                                         (IN THOUSANDS)
Balance at April 1, 1998 (date of inception)................   $     --      $     --     $     --
  Net loss..................................................     (3,213)           --       (3,213)
  Net investment from MRV Communications....................      4,592            --        4,592
                                                               --------      --------     --------
Balance at December 31, 1998................................      1,379            --        1,379
  Net loss..................................................     (2,313)           --       (2,313)
  Net investment from MRV Communications....................      5,546            --        5,546
                                                               --------      --------     --------
Balance at December 31, 1999................................      4,612            --        4,612
  Net loss (unaudited)......................................    (31,346)           --      (31,346)
  Net investment from MRV Communications (unaudited)........    146,583            --      146,583
  Deferred stock compensation expense (unaudited)...........     75,000       (75,000)          --
  Amortization of deferred stock compensation expense
     (unaudited)............................................         --        19,599       19,599
                                                               --------      --------     --------
Balance at September 30, 2000 (unaudited)...................   $194,849      $(55,401)    $139,448
                                                               ========      ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                              OPTICAL ACCESS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                           PERIOD FROM
                                          APRIL 1, 1998                             NINE MONTHS ENDED
                                       (DATE OF INCEPTION)                            SEPTEMBER 30,
                                             THROUGH             YEAR ENDED        -------------------
                                        DECEMBER 31, 1998     DECEMBER 31, 1999     1999        2000
                                       -------------------    -----------------    -------    --------
                                                                                       (UNAUDITED)
                                                               (IN THOUSANDS)
Cash flows from operating activities:
  Net loss...........................        $(3,213)              $(2,313)        $(2,354)   $(31,346)
  Adjustments to reconcile net loss
     to net cash used in operating
     activities:
     Depreciation and amortization...             20                   160             110         373
     Provision for doubtful
       accounts......................             --                    --              --          52
     Amortization of goodwill........             --                    --              --       8,172
     Amortization of deferred stock
       compensation expense..........             --                    --              --      19,599
  Changes in assets and liabilities,
     net of effects from acquisition:
     Accounts receivable.............             --                (1,937)         (1,566)       (984)
     Inventories.....................         (1,092)                 (850)         (1,806)        154
     Due from MRV and its
       affiliates....................             --                  (499)             --        (896)
     Prepaid and other current
       assets........................           (350)                  (55)           (535)       (106)
     Accounts payable................            433                   960           1,089       2,190
     Accrued payroll and related.....            177                    53              49         199
     Other current liabilities.......             --                    --              --        (284)
                                             -------               -------         -------    --------
          Net cash used in operating
            activities...............         (4,025)               (4,481)         (5,013)     (2,877)
                                             -------               -------         -------    --------
Cash flows from investing activities:
  Purchases of property and
     equipment.......................           (567)                 (924)           (738)       (696)
  Purchase of investments............             --                    --              --         (11)
  Net cash received in connection
     with Jolt and AstroTerra
     acquisitions....................             --                    --              --         652
                                             -------               -------         -------    --------
          Net cash used in investing
            activities...............           (567)                 (924)           (738)        (55)
                                             -------               -------         -------    --------
Cash flows from financing activities:
  Payments on long-term debt.........             --                    --              --        (510)
  Net change in other liabilities....             --                    --              --        (323)
  Net cash advances from MRV
     Communications..................          4,592                 5,546           5,946       4,191
                                             -------               -------         -------    --------
          Net cash provided by
            financing activities.....          4,592                 5,546           5,946       3,358
Net increase in cash and cash
  equivalents........................             --                   141             195         426
Cash and cash equivalents, beginning
  of period..........................             --                    --              --         141
                                             -------               -------         -------    --------
Cash and cash equivalents, end of
  period.............................        $    --               $   141         $   195    $    567
                                             =======               =======         =======    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                              OPTICAL ACCESS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

1. BUSINESS AND BASIS OF PRESENTATION

     On April 29, 2000, MRV Communications, Inc. (MRV or the Parent) announced a plan to create a separate company, subsequently named Optical Access, Inc. (Optical Access or the Company), comprised of MRV's optical wireless business. Historically, substantially all of Optical Access' operations were located in Israel. In connection with the acquisition of AstroTerra Corporation (AstroTerra) in July 2000 (see Note 3), Optical Access obtained its first significant U.S. operations. Optical Access designs, manufactures and sells an optical wireless solution that delivers high-speed communications traffic to the portion of the communications network commonly known as the last mile. Its solution provides higher transmission capacity, or bandwidth, at a lower cost compared to other commercially available last mile solutions. After completion of Optical Access' planned initial public offering, MRV will own at least 80.1% of Optical Access' outstanding common stock.

     Optical Access was incorporated in Delaware in December 1999 as a wholly-owned subsidiary of MRV issuing to MRV 1,000 shares of its common stock. In November 2000, Optical Access authorized 20,000,000 shares of $.001 par value preferred stock and 200,000,000 shares of $.001 par value common stock and effected a 41,667-for-one stock split of its outstanding common stock (see Note
10). There are no shares of preferred stock issued or outstanding.

     On September 29, 2000, MRV and Optical Access entered into a Master Separation Agreement (the Separation Agreement) effective on October 31, 2000 (the separation date), under which MRV will continue to fund working capital and other needs for the first few months of operation as a separate, stand-alone entity. Additionally, MRV will transfer to Optical Access, on or about the separation date, substantially all of the assets and liabilities associated with Optical Access' business.

     The accompanying consolidated financial statements include the assets, liabilities, operating results and cash flows of Optical Access and have been prepared using MRV's historical bases in the assets and liabilities and the historical results of operations that are transferred to Optical Access. Additionally, there has been no interest charge reflected in Optical Access' consolidated financial statements from fundings provided by MRV. However, the financial information included herein may not reflect the consolidated financial position, operating results, changes in parent company investment and cash flows of Optical Access in the future or what they would have been had Optical Access been a separate, stand-alone entity during the periods presented.

     Optical Access faces numerous risks related to the fact that it has no history as an independent company. In addition, Optical Access faces risks commonly associated with a technology company such as operating in a sector that is new and characterized by rapid technological change, evolving industry standards, the need to generate capital to fund operations and uncertainty regarding market acceptance of its products and products under development. There can be no assurance that Optical Access will be successful in raising the needed capital. Additionally, should Optical Access be successful in obtaining capital, there can be no assurance that profitable operations can be achieved.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PARENT COMPANY INVESTMENT

     The parent company investment account represents the book value of net assets transferred to Optical Access.

                              OPTICAL ACCESS, INC.

PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Optical Access and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

INTERIM FINANCIAL STATEMENTS

     The accompanying consolidated financial statements for the interim periods included herein are unaudited. Certain information and note disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted, although the Company believes that the disclosures made are adequate to make the information presented not misleading. These unaudited financial statements reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the results of operations, changes in cash flows and financial position as of and for the periods presented. The results for the interim periods presented are not necessarily indicative of results to be expected for a full year.

REVENUE RECOGNITION

     Sales to customers are made on the basis of individual purchase orders. Revenue from products is recognized upon shipment, at which time, collection is considered probable. Products are shipped "FOB shipping point" with no rights of return other than normal warranty rights. Optical Access generally warrants its products against defects in materials and workmanship for one year. The estimated cost of warranty obligations, which have been insignificant, is recognized at the time of revenue recognition. Revenue related to customer support is recognized monthly as the services are performed. Revenue related to extended support contacts have been insignificant.

     Sales to MRV and its affiliates are made in the ordinary course of business under terms and conditions that Optical Access believes are substantially equal to terms and conditions granted to third party customers (see Note 8).

CASH AND CASH EQUIVALENTS

     Optical Access considers all highly liquid investments with original maturity of three months or less to be cash equivalents.

INVENTORIES

     Inventories are stated at the lower of cost or market and consist of materials, labor and overhead. Cost is determined by the first-in, first-out method.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

Machinery and equipment.....  7 years
Furniture and fixtures......  5 years
Computer hardware and
  software..................  3 years
Leasehold improvements......  Lesser of lease term or useful lives

     Maintenance and repairs are charged to expense as incurred and the costs of additions and betterments that increase the useful lives of the assets are capitalized.

                              OPTICAL ACCESS, INC.

IMPAIRMENT OF GOODWILL AND OTHER LONG-LIVED ASSETS

     Optical Access evaluates its long-lived assets, such as goodwill and property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may be impaired. Optical Access considers a history of operating losses to be its primary indicator of potential impairment. An asset is deemed to be impaired if a forecast of undiscounted future operating cash flows directly related to the asset, including disposal value, if any, is less than its carrying amount. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying value of the asset exceeds fair value. Optical Access measures fair value by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expense are carried at cost, which approximates their fair market value due to the short-term nature of those instruments. The fair value of long-term debt obligations is estimated based on current interest rates available to Optical Access for debt instruments with similar terms, degrees of risk and remaining maturities. The carrying values of these obligations approximate their fair values.

INCOME TAXES

     Deferred income tax assets or liabilities are computed based on the temporary differences between the financial statement and income tax bases of assets and liabilities using the statutory marginal income tax rate in effect for the years in which the differences are expected to reverse. Deferred income tax expenses or credits are based on the changes in the deferred income tax assets or liabilities from period to period. For purposes of these financial statements, income taxes have been calculated as if Optical Access had prepared a tax return on a stand-alone basis.

STOCK-BASED COMPENSATION

     Optical Access accounts for its employee stock plan under the intrinsic value method prescribed by Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations, and has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation."

     Deferred stock compensation charges are being amortized using the graded vesting method. Using this method, approximately 57%, 26%, 13% and 4%, respectively, of each option's compensation expense is amortized in each of the four years following the date of grant.

EARNINGS PER SHARE

     Basic and diluted earnings per common share are computed using the weighted average number of common shares (adjusted for the effect of the stock split discussed in Note 1 and 10) outstanding. The weighted average number of shares used for computation of basic and diluted loss per shares used for all periods presented were 41,667,000.

COMPREHENSIVE INCOME

     Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net

                              OPTICAL ACCESS, INC.

assets) during a period from non-owner sources. To date, the Company has not had any transactions that are required to be reported in comprehensive income
(loss), other than net loss.

STATEMENTS OF CASH FLOWS (UNAUDITED)

     The "push down" of the assets and liabilities of Jolt Limited (Jolt) in May, 2000, and AstroTerra in July 2000 (see Note 3), are non-cash transactions, which have been excluded from the accompanying unaudited consolidated statement of cash flows for the nine months ended September 30, 2000. There were no additional non-cash items for any period presented. These non-cash transactions are summarized as follows (in thousands):

                                                                SEPTEMBER 30,
                                                                    2000
                                                                -------------
Detail of Jolt and AstroTerra Acquisitions:
  Fair value of assets acquired.............................      $   5,200
  Goodwill recorded.........................................        141,344
  Liabilities assumed.......................................         (3,862)
  Common stock issued.......................................       (142,030)
                                                                  ---------
     Net cash received in acquisition.......................      $     652
                                                                  =========

FOREIGN CURRENCY

     Management determined that the functional currency of its foreign subsidiaries is the U.S. dollar.


     Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into U.S. dollars in accordance with SFAS No. 52 "Foreign Currency Translation." Gains and losses from remeasurement are reflected in the accompanying Consolidated Statements of Operations and are immaterial in all periods presented.


RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1998 and June 1999, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Investments and Hedging Activities," and SFAS No. 137, which delayed the effective date of SFAS No. 133. In June 2000, the FASB issued SFAS No. 138 which provides additional guidance for the application of SFAS No. 133 for certain transactions. Optical Access will adopt the statement in January 2001 and does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," and as amended. SAB 101 summarizes certain of the Securities and Exchange Commission's views in applying generally accepted accounting principles to revenue recognition in financial statements. We have applied the provisions of SAB 101 in the consolidated financial statements. The adoption of SAB 101 did not have a material impact on Optical Access' financial condition or results of operations.

     In March 2000, the FASB issued interpretation No. 44 (FIN 44), "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25." FIN 44 clarifies the application of APB No. 25 for certain issues, including the definition of an employee, the treatment of the acceleration of stock options and the accounting treatment for options assumed in business combinations. FIN 44 became effective on July 1, 2000, but is applicable for certain transactions dating back to December 1998. The adoption of FIN 44 did not have a significant impact on Optical Access' financial position or results of operations.

                              OPTICAL ACCESS, INC.

USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. BUSINESS ACQUISITIONS


     On May 1, 2000, MRV completed the acquisition of all of the outstanding capital stock of Jolt, an Israeli corporation. Jolt designs, manufactures and sells multi-port wireless optics communications equipment. Under the terms of the purchase agreement, shareholders received approximately 1.1 million shares of MRV common stock. In addition, the employees of Jolt received options to purchase approximately 849,000 shares of common stock of MRV. The purchase price aggregated approximately $57.7 million. The issuance price of the common stock was approximately $31 per share, which was determined based on the average market price five days before and after the terms of the acquisition were agreed upon. The options to purchase common stock are exercisable at $6 per share, have an aggregate intrinsic value of $25.0 million, and vest over an employment period of four years. The acquisition is being accounted for using the purchase method of accounting. The assets and liabilities of the acquired entity have been "pushed down" to Optical Access. The excess purchase price paid over the fair value of the net identifiable assets acquired of $32.7 million has been recorded as goodwill and is being amortized on a straight-line basis over 5 years. The deferred compensation of approximately $25.0 million is being amortized using the graded vesting method over four years.


     On July 12, 2000, MRV completed the acquisition of AstroTerra, a California corporation that develops and manufactures free-space optical wireless communication systems to connect data and telecommunications networks. MRV exchanged approximately 1.6 million shares of its common stock for all of the outstanding capital stock of AstroTerra. In addition, the employees of AstroTerra received options to purchase approximately 809,000 shares of common stock of MRV. The purchase price aggregated approximately $160.3 million. The issuance price of the common stock was approximately $65 per share, which was determined based on the average market price five days before and after the terms of the agreement were agreed upon. The options to purchase common stock are exercisable at approximately $3 per share, have an aggregate intrinsic value of approximately $50.0 million and vest over an employment period of four years. The deferred compensation is being amortized using the graded vesting method over four years. The excess purchase price paid over the fair value of the net identifiable assets acquired of $108.6 million has been recorded as goodwill and is being amortized on a straight-line basis over 5 years.


     The purchase price of Jolt and AstroTerra were allocated using management's best estimates and may change pending the final valuation of the net assets, which is to be completed by the end of the year. Management does not expect that any modifications to the purchase price allocation will have a material effect on its financial position or results of operations. The preliminary purchase price allocation is as follows (in thousands):


Purchase Price..............................................  $218,030
Allocation of purchase price:
  Net tangible assets.......................................     1,686
  Deferred stock compensation...............................    75,000
  Goodwill and other intangibles............................   141,344

                              OPTICAL ACCESS, INC.

     The outstanding capital stock of Jolt and AstroTerra purchased by MRV, has been contributed to Optical Access. The results of operations of Jolt and AstroTerra have also been included in Optical Access' consolidated financial statements from the date of their respective acquisition. The following unaudited pro forma financial information presents the combined results of operations of Optical Access, Jolt, and AstroTerra as if the acquisitions had occurred as of January 1, 1999, giving effect to certain adjustments, including amortization of goodwill and other intangibles and deferred compensation charges (in thousands, except per share data).


                                                          NINE MONTHS ENDED
                                                            SEPTEMBER 30,
                                                         --------------------
                                                           1999        2000
                                                         --------    --------
                                                             (UNAUDITED)
Net sales..............................................  $  8,803    $ 17,676
Net loss...............................................   (62,247)    (43,267)
Basic and diluted net loss per share...................     (1.49)      (1.04)

4. INVENTORIES

                                                DECEMBER 31,
                                             ------------------    SEPTEMBER 30,
                                              1998        1999         2000
                                             ------      ------    -------------
                                                       (IN THOUSANDS(UNAUDITED)
Raw materials..............................  $1,000      $1,099       $1,925
Work in process............................      89         326          818
Finished goods.............................       3         517          827
                                             ------      ------       ------
     Total inventories.....................  $1,092      $1,942       $3,570
                                             ======      ======       ======

5. BUSINESS SEGMENTS AND CONCENTRATIONS OF RISK

     Optical Access operates under one reportable segment: wireless optical communications. Wireless optical communications include optical laser wireless transmitters and receivers, switched circuit multiplexers and graphical network management. These products are sold primarily to original-equipment manufacturers and through distributors.

     For the period from April 1, 1998 (date of inception) through December 31, 1998 the Company had no sales. As of December 31, 1999, one customer accounted for approximately 17%, of accounts receivable. As of September 30, 2000 (unaudited), two customers accounted for approximately 42% of accounts receivable. For the year ended December 31, 1999 and the nine months ended September 30, 2000 (unaudited), 55% and 57% of net sales, respectively, were to unrelated parties. Sales to MRV and its affiliates represented 45% and 43% of net sales for the year ended December 31, 1999 and the nine months ended September 30, 2000 (unaudited), respectively. Certain geographical area information follows (in thousands).

                              OPTICAL ACCESS, INC.

     Geographical Area Net Sales:

                                   PERIOD FROM                              NINE MONTHS
                                  APRIL 1, 1998                                ENDED
                               (DATE OF INCEPTION)                         SEPTEMBER 30,
                                     THROUGH             YEAR ENDED       ----------------
                                DECEMBER 31, 1998     DECEMBER 31, 1999    1999     2000
                               --------------------   -----------------   ------   -------
                                                                            (UNAUDITED)
United States................          $ --                $2,421         $1,508   $ 4,763
Asia-Pacific.................            --                   765            427       710
European.....................            --                 5,116          2,583     9,180
Other........................            --                   171             --        55
                                       ----                ------         ------   -------
          Total net sales....          $ --                $8,473         $4,518   $14,708
                                       ====                ======         ======   =======

     As of December 31, 1999 the majority of Optical Access' activities and related assets were based in Israel. The business of Jolt, acquired in May 2000, is also based in Israel. The operations of AstroTerra, acquired in July 2000, are based in San Diego, California.

6. INCOME TAXES

     Optical Access has generated operating losses since inception. Historically, substantially all of Optical Access' operations were located in Israel. In connection with the acquisition of AstroTerra in July 2000, Optical Access obtained its first significant U.S. operations. These operating losses were generated by subsidiaries located outside of the United States. Optical Access has received a tax holiday in Israel, which extends through 2008. Following the separation, Optical Access will be required to petition for a tax exemption as a new entity. Management believes that Optical Access will receive, at a minimum, the remaining exemption period through 2008, but could qualify for a tax exemption through 2010. Consequently, Optical Access expects that during the periods in which these tax losses can be utilized, its income would be substantially exempt. Accordingly, there will be no tax benefit from such operating losses and no deferred tax assets have been provided in the accompanying consolidated financial statements. Deferred taxes with respect to other temporary differences are insignificant.

     Optical Access has not provided for U.S. federal income and foreign withholding taxes on non-U.S. subsidiaries' undistributed earnings because these earnings are intended to be reinvested indefinitely.

7. LONG-TERM DEBT (UNAUDITED)

     Long-term debt consisted of the following as of September 30, 2000 (in thousands):

Notes payable to financial institutions bearing interest at
  approximately 18 percent, payable in monthly installments
  of principal and interest through July 2004...............      887
  Less -- Current portion...................................     (172)
                                                                -----
                                                                $ 715
                                                                =====

                              OPTICAL ACCESS, INC.

     The following summarizes the required principal long-term debt payments as of September 30, 2000 (in thousands):

Period ending September 30:
  2000................................................  $172
  2001................................................   325
  2002................................................   370
  2003................................................    13
  2004................................................     7
                                                        ----
                                                        $887
                                                        ====

     Certain assets of Optical Access, such as substantially all of the assets of recently acquired Jolt (see Note 3), are secured as collateral under these notes payable.

8. TRANSACTIONS WITH MRV COMMUNICATIONS, INC.

     Optical Access' sales of products to MRV and its affiliates were $3.8 million in 1999, $2.1 million (unaudited) for the nine months ended September 30, 1999 and $6.3 million for the nine months ended September 30, 2000 (unaudited). Optical Access recorded receivables from affiliates of MRV of approximately $499,000 and $1.6 million as of December 31, 1999 and September 30, 2000 (unaudited), respectively, for product sales in the ordinary course of business. These amounts have been included in "Due from MRV and its affiliates" in the accompanying consolidated balance sheets.

     For the periods presented, intercompany transactions and balances between Optical Access and MRV consisted of the following (in thousands):

                                               PERIOD FROM APRIL 1,                    NINE MONTHS ENDED
                                             1998 (DATE OF INCEPTION)    YEAR ENDED      SEPTEMBER 30,
                                               THROUGH DECEMBER 31,     DECEMBER 31,   ------------------
                                                       1998                 1999        1999       2000
                                             ------------------------   ------------   -------   --------
Balance at beginning of period.............          $                    $ 4,592      $ 4,592   $  5,546
Intercompany sales.........................               --                3,410        1,919      6,021
Operating expenses.........................           (4,025)              (4,481)      (5,013)    (2,877)
Fair value of Jolt and AstroTerra
  transferred
  from MRV.................................               --                   --           --    218,030
Push down of deferred stock compensation
  expense..................................               --                   --           --    (75,000)
Net cash (distributions to) advances from
  MRV......................................            8,617                2,025        4,448     (5,137)
                                                     -------              -------      -------   --------
Balance at end of period...................            4,592                5,546        5,946    146,583
                                                     =======              =======      =======   ========
Average balance during the period..........          $ 2,000              $ 5,000      $ 5,500   $110,000
                                                     =======              =======      =======   ========

     Optical Access' costs and expenses do not reflect charges for interest expense from funding provided by MRV. Costs and expenses for corporate activities of MRV such as legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other MRV corporate and infrastructure costs were not significant for any period presented.

     For purposes of governing the ongoing relationships between Optical Access and MRV at and after the separation and to provide for an orderly transition, Optical Access and MRV have entered or will enter into various agreements. A brief description of each of the agreements follows.

     Master Separation Agreement. MRV and Optical Access have entered into a master separation agreement, which contains key provisions relating to the separation, Optical Access' initial funding, and

                              OPTICAL ACCESS, INC.

initial public offering. The agreement lists the documents and items that the parties must deliver in order to accomplish the transfer of assets and liabilities from MRV to Optical Access, effective on the separation date. The agreement also contains conditions that must occur prior to the initial public offering. The parties also entered into ongoing covenants that survive the transactions, including covenants to establish interim service level agreements, exchange information, engage in certain auditing practices and resolve disputes in particular ways.

     General Assignment and Assumption Agreement. The General Assignment and Assumption Agreement identifies the assets that MRV will transfer to Optical Access and the liabilities that Optical Access will assume from MRV in the separation. The agreement also describes when and how these transfers and assumptions will occur. In general, these assets and liabilities are those that appear in the consolidated balance sheets.

     Intellectual Property Agreements. The Master Technology Ownership and License Agreement, the Master Patent Ownership and License Agreement and the Master Trademark Ownership and License Agreement together are referred to as the Intellectual Property Agreements. Under the Intellectual Property Agreements, MRV will confirm that Optical Access owns or will transfer to Optical Access its rights in specified patents, patent applications, invention disclosures, specified trademarks and other intellectual property related to Optical Access' current business and research and development efforts.

     Employee Matters Agreement. The Employee Matters Agreement outlines how MRV and Optical Access plan to allocate assets, liabilities and responsibilities relating to current and former employees of Optical Access and their participation in the benefits plans, including stock plans, that MRV currently sponsors and maintains. The agreement also contains provisions describing some of Optical Access' employee benefit and employee stock plans.

     All eligible Optical Access employees will continue to participate in the MRV benefits plans on comparable terms and conditions to those for MRV employees until Optical Access establishes benefit plans for its employees, or elects not to establish comparable plans if it is not legally or financially practical.

     Once Optical Access establishes its own benefits plans, it may modify or terminate each plan in accordance with the terms of that plan and its policies. No Optical Access benefit plan will provide benefits that overlap benefits under the corresponding MRV benefit plan. Each Optical Access benefit plan will provide that all service, compensation and other benefit determinations that, as of the separation, were recognized under the corresponding MRV benefits plan will be taken into account under that Optical Access benefit plan.


     Tax Sharing Agreement. In summary, MRV will pay to Optical Access the tax benefit received by MRV as the result of Optical Access being included in MRV's consolidated tax return. To the contrary, MRV will receive from Optical Access any taxes paid by MRV as a result of Optical Access being included in MRV's consolidated tax return. The tax sharing and indemnification agreement with MRV allocates tax liabilities between MRV and Optical Access and addresses several other tax matters such as responsibility for filing tax returns, paying tax liabilities, and controlling and cooperating in tax disputes. The agreement requires MRV to file with the Internal Revenue Service all consolidated, combined or unitary tax returns that Optical Access joins in filing with MRV for all tax periods both before and after the separation date and requires MRV to pay to the IRS all taxes with respect to these tax returns. The agreement requires Optical Access to pay MRV for their allocable share of any taxes due with respect to such tax returns. Optical Access' share of these taxes generally will be the amount of taxes that Optical Access would pay if they were a separate stand-alone company. If Optical Access generates tax losses or credits that benefit other members of the MRV group, MRV will reimburse them for the use of these losses or credits. Conversely, if Optical Access benefits

                              OPTICAL ACCESS, INC.

from losses or credits generated by MRV or any of its affiliates, they will reimburse MRV for the use of these losses or credits.



     Each member of a consolidated group for U.S. federal income tax purposes is jointly and severally liable for the group's federal income tax liability for the period during which it is a member even after it withdraws from the group, and the agreement does not change this result. Accordingly, Optical Access could be required to pay a deficiency in the group's federal income tax liability for a period during which Optical Access was a member of the group even if the Tax Sharing Agreement allocates that liability to MRV or another member. In this event, however, Optical Access would have a claim for indemnification from MRV under this agreement.


     Transitional Services Agreement. The Transitional Services Agreement governs the provision of information technology services by MRV and Optical Access to each other, on an interim basis, for one year from the date of separation, unless extended for specific services or otherwise indicated in the agreement. The services include data processing and telecommunications services, such as voice telecommunications and data transmission, and information technology support services, for functions including accounting, financial management, tax, payroll, stockholder and public relations, legal, procurement, and other administrative functions. Services will be incurred at cost plus 5%, but may increase to cost plus 10% should the services extend beyond the one-year period. Optical Access does not expect these services to be significant and therefore the impact on Optical Access' results of operations should not be significant. Specified charges for such services are generally intended to allow the providing company to recover the direct and indirect costs of providing the services. The Transitional Services Agreement also will cover the provision of certain additional transitional services identified from time to time after the separation date that were inadvertently or unintentionally omitted from the specified services, or that are essential to effectuate an orderly transition under the separation agreement, so long as the provision of such services would not significantly disrupt MRV's operations or significantly increase the scope of its responsibility under the agreement.

     In addition, the Transitional Services Agreement will provide for the replication of some computer systems, including hardware, software, data storage or maintenance and support components. Generally, the party needing the replicated system will bear the costs and expenses of replication. Generally, the party purchasing new hardware or licensing new software will bear the costs and expenses of purchasing the new hardware or obtaining the new software licenses.

     Real Estate Matters Agreement. The Real Estate Matters Agreement addresses real estate matters relating to the MRV leased and owned properties that MRV will transfer to or share with Optical Access. The agreement describes the manner in which MRV will transfer to or share with Optical Access various leased and owned properties. The Real Estate Matters Agreement provides that Optical Access will be required to accept the transfer of all sites allocated to Optical Access, even if a site has been damaged by a casualty before the separation date. The Real Estate Matters Agreement also provides that all reasonable costs required to effect the transfers, including landlord consent fees and landlord attorneys' fees will be paid by MRV.

     Master Confidential Disclosure Agreement. The master confidential disclosure agreement provides that both Optical Access and MRV agree not to disclose confidential information of the other party in specific circumstances. They also agree not to use this information in violation of any use restrictions in any of the other written agreements.

     Indemnification and Insurance Matters Agreement. Effective as of the separation date, subject to specified exceptions, Optical Access and MRV will each release the other from any liabilities arising from events occurring on or before the separation date, including events occurring in connection with the activities to implement the separation, the initial public offering and the distribution. The agreement also

                              OPTICAL ACCESS, INC.

contains provisions governing indemnification. In general, Optical Access and MRV will each indemnify the other from all liabilities arising from their respective businesses or contracts, as well as liabilities arising from a breach of the separation agreement or any ancillary agreement. In addition, MRV and Optical Access will each indemnify the other against liability for specified environmental conditions. Optical Access will reimburse MRV for the cost of any
insurance coverage from the separation date to                .

9. COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

     The Company leases facilities and certain equipment under lease arrangements expiring in various years through September 2003. The aggregate minimum annual lease payments under leases in effect on December 31, 1999 were as follows (in thousands):

                                                     OPERATING
                                                      LEASES
                                                     ---------
2000...............................................    $257
2001...............................................     267
2002...............................................     272
2003...............................................     100
                                                       ----
                                                       $896
                                                       ====

     Rental expense under lease agreements for the period from April 1, 1998 (date of inception) through December 31, 1998 and the year ended December 31, 1999 was $39,000 and $106,000, respectively. Rental expense under lease agreements for the nine months ended September 30, 1999 and 2000 was $69,000 and $223,000, respectively.

     Through subsidiaries in Israel, Optical Access is obligated to the Office of the Chief Scientist of the Government of Israel (Chief Scientist) with respect to the government's participation in research and development expenses for the OptiSwitch(TM) Master product line. Accordingly, Optical Access' royalty to the Chief Scientist is calculated at a rate of 3% to 5% of sales of the OptiSwitch(TM) Master product line developed with the participation up to the dollar amount of such participation. Optical Access received participation of $350,000, $500,000 and $200,000 for the period from April 1, 1998 (data of inception) through December 31, 1998, the year ended December 31, 1999 and the nine months ended September 30, 1999, respectively. No participation was received during the nine months ended September 30, 2000. The remaining future obligation at September 30, 2000 is approximately $900,000 which is contingent on generating sufficient sales of this selected product line.

LITIGATION

     On August 16, 2000, a notice of action against Jolt, various of its directors, shareholders and MRV was received from third parties alleging, among other things, breach of contract, frustration of performance of contract and acting in bad faith with respect to investment contracts entered into by Jolt. Management, in consultation with its legal counsel, is evaluating these claims and presently does not believe that any of the defendants violated any of the allegations asserted by these parties. MRV has agreed to indemnify the Company for any liability it may incur in connection with this matter. Management, in consultation with its legal counsel, intends to vigorously defend its position, however, it is not possible, at this stage, to assess the ultimate outcome of this matter.

     In July 2000, MRV received a written notice by Nortel Networks, Inc. (Nortel) alleging possible patent infringements with the OptiSwitch(TM) product line. In November 2000, Nortel provided a formal

                              OPTICAL ACCESS, INC.

proposal to MRV with terms for licensing such patents from Nortel. Management is currently determining the validity of the allegation, revenues generated by OptiSwitch(TM) products which the alleged technology is covered by Nortels' patents, and the ultimate impact to such products. Management, in consultation with its legal counsel, does not believe the ultimate outcome will have a significant impact on its financial position or results of operations, however, it is not possible, at this stage, to determine the ultimate outcome of this matter.

     From time to time, the Company is a defendant in lawsuits involving matters which are routine to the nature of its business. Management is of the opinion that the ultimate resolution of all such matters will not have a material adverse effect on the Company's results of operations or financial position.

10. STOCKHOLDERS' EQUITY

     Optical Access' Board of Directors authorized 20,000,000 shares of $.001 par value preferred stock and 200,000,000 of $.001 par value common stock. Effective November 16, 2000, the Board of Directors declared a 41,667-for-one stock split of its outstanding common stock. All references to share and per-share data for all periods presented have been restated to give effect to this stock split.

STOCK OPTIONS

     In September 2000, the Board of Directors adopted, and the stockholder approved the 2000 Stock Option Plan (the Plan). The Plan provides for grants of qualified incentive stock options, non-qualified stock options, restricted stock awards and other stock-based awards to officers, employees, directors, consultants and advisors of the Company. Stock-based awards are generally granted at not less than fair market value at the grant date, and typically vest over a four-year period and expire ten years after the grant date. Under the Plan, 4.5 million shares of common stock have been reserved for issuance. As of September 30, 2000 no options have been granted under this plan.

     Stock option information with respect to MRV stock options is as follows (in thousands, except share prices):

                              PERIOD FROM APRIL 1, 1998
                             (DATE OF INCEPTION) THROUGH           YEAR ENDED              NINE MONTHS ENDED
                                  DECEMBER 31, 1998            DECEMBER 31, 1999          SEPTEMBER 30, 2000
                             ----------------------------   ------------------------   -------------------------
                                           WTD. AVG. EX.               WTD. AVG. EX.               WTD. AVG. EX.
                               SHARES          PRICE         SHARES        PRICE        SHARES         PRICE
                             ----------   ---------------   --------   -------------   ---------   -------------
Outstanding, beginning of
  year.....................    397,000        $ 7.88         556,380       $2.63         909,240       $4.30
Granted....................    224,000         10.00         470,600        5.80       1,632,045        4.50
Exercised..................    (65,520)         7.88        (117,740)       2.63        (179,820)       2.70
Canceled in repricing......   (556,380)         7.88              --          --              --          --
Granted in repricing.......    556,380          2.63              --          --              --          --
                              --------        ------        --------       -----       ---------       -----
Outstanding, end of year...    556,380        $ 2.63         909,240       $4.81       2,361,465       $4.97
                              ========        ======        ========       =====       =========       =====

     Information about stock options outstanding at September 30, 2000 is summarized as follows:

                    NUMBER         WEIGHTED          NUMBER
                OUTSTANDING AT      AVERAGE      EXERCISABLE AT
  EXERCISED     SEPTEMBER 30,      REMAINING     SEPTEMBER 30,
    PRICE            2000        CONTRACT LIFE        2000
-------------   --------------   -------------   --------------
$2.63 - $2.88       524,420       3.22 Years         28,040
$2.88 - $9.72     1,837,045       8.16 Years             --
                  ---------                          ------
                  2,361,465                          28,040
                  =========                          ======

                              OPTICAL ACCESS, INC.

ACCOUNTING FOR STOCK-BASED COMPENSATION

     SFAS No. 123 permits companies to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. Because Optical Access' employee stock-based compensation plan has characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, management believes that the existing option valuation models do not necessarily provide a reliable single measure of the fair value of awards from the plan. Therefore, as permitted, Optical Access applies the existing accounting rules under APB No. 25 and provides pro forma net income and pro forma earnings per share disclosures for stock based awards made during the year as if the fair-value-based method defined in SFAS No. 123 had been applied, pro forma net loss and net loss per share for the nine months ended September 30, 2000 would have been reduced to the following pro forma amounts (in thousands, except per share data):


                               PERIOD FROM APRIL 1, 1998 (DATE                          NINE MONTHS
                                    OF INCEPTION) THROUGH           YEAR ENDED             ENDED
                                      DECEMBER 31, 1998          DECEMBER 31, 1999   SEPTEMBER 30, 2000
                               -------------------------------   -----------------   ------------------
Additional compensation
  expense....................              $   152                    $   458             $  3,429
Pro forma net loss...........               (3,365)                    (2,771)             (34,775)
Pro forma basic and diluted
  net loss per share.........                (0.08)                     (0.07)               (0.83)


     The following assumptions were applied as of September 30, 2000: (i) expected dividend yield of 0%, (ii) expected volatility rate of 34%, (iii) expected lives of 6 years, and (iv) the risk-free interest rate of 6.5%.

        INDEPENDENT AUDITORS' REPORT TO THE SHAREHOLDERS OF JOLT LIMITED

     We have audited the accompanying balance sheets of Jolt Limited (the Company) as at December 31, 1999 and 1998, and the related statements of operations, changes in shareholders' equity and cash flows for the two years, the last of which ended December 31, 1999. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards in the United States. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a fair basis for our opinion.

     In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of operations, the changes in shareholders' equity, and the cash flows for the two years, the last of which ended December 31, 1999, in conformity with generally accepted accounting principles in the United States.

     As more fully described in Note 24D to the financial statements, a legal claim was filed against the Company after the date of the balance sheet.

/s/ Somekh Chaikin
Certified Public Accountants (Isr.)
A member firm of KPMG International

Jerusalem, Israel
July 15, 2000, except for Note 24D and 26
as to which date is October 2, 2000
and except for Note 22
as to which date is November 17, 2000

                                  JOLT LIMITED

                                 BALANCE SHEETS
                               AS AT DECEMBER 31

                                                            NOTE       1999           1998
                                                            ----    -----------    -----------
CURRENT ASSETS
Cash and cash equivalents.................................    3     $    50,318    $       761
Trade receivables, net....................................    4         160,980        186,223
Other receivables.........................................    5          18,220          6,103
Inventory.................................................    6         369,111        309,175
                                                                    -----------    -----------
                                                                        598,629        502,262
                                                                    -----------    -----------
FIXED ASSETS, NET.........................................    7         138,536        205,344
                                                                    -----------    -----------
                                                                    $   737,165    $   707,606
                                                                    ===========    ===========
CURRENT LIABILITIES
Short-term bank borrowings................................          $        --    $   111,650
Trade payables............................................    8         188,794        287,325
Other payables............................................    9         781,700        462,044
Current portion of long-term loans........................   10         522,082        937,426
                                                                    -----------    -----------
                                                                      1,492,576      1,798,445
                                                                    -----------    -----------
OTHER LIABILITIES
Long-term loans...........................................   10         704,023         98,014
Liability in respect of severance pay.....................   11         282,694        190,176
Long-term loans from shareholders.........................   12         225,000        221,698
Convertible liability to shareholder......................   13         227,645        100,325
Liability to shareholder..................................   13              --         66,883
                                                                    -----------    -----------
CONVERTIBLE LONG-TERM LIABILITY TO SHAREHOLDERS...........   14              --        216,587
                                                                    -----------    -----------
SHAREHOLDERS' DEFICIT
Series A convertible preferred shares, $0.24 par value
  each (20,000 shares authorized and 8,352 shares issued
  and fully paid at December 31, 1999 and 1998)...........   15           2,874          2,874
Common stock, $0.24 par value each (50,000 shares
  authorized and 41,075 shares issued and fully paid at
  December 31, 1999 and 1998).............................               14,133         14,133
Additional paid-in capital................................            2,723,039      2,723,039
Receipts on account of shares.............................            1,320,030      1,120,030
Accumulated deficit.......................................           (6,254,849)    (5,844,598)
                                                                    -----------    -----------
Total shareholders' deficit...............................   15      (2,194,773)    (1,984,522)
                                                                    -----------    -----------
                                                                    $   737,165    $   707,606
                                                                    ===========    ===========

      The notes to the financial statements form an integral part thereof.

                                  JOLT LIMITED

                            STATEMENTS OF OPERATIONS
                         FOR THE YEAR ENDED DECEMBER 31

                                                              NOTE       1999          1998
                                                              ----    ----------    ----------
INCOME
Sales, net..................................................   16     $1,472,110    $1,282,418
COST OF SALES...............................................   17        498,107       578,696
                                                                      ----------    ----------
GROSS PROFIT................................................             974,003       703,722
                                                                      ----------    ----------
OPERATING EXPENSES
Research and development costs..............................   18        176,604       172,408
Marketing...................................................   19        272,472       375,758
General and administrative expenses.........................   20        794,490       596,664
                                                                      ----------    ----------
                                                                       1,243,566     1,144,830
                                                                      ----------    ----------
OPERATING LOSS..............................................            (269,563)     (441,108)
Financing (expenses) income, net............................   21       (265,688)       47,833
Other income (expenses).....................................   22        125,000       (15,572)
                                                                      ----------    ----------
NET LOSS FOR THE YEAR.......................................          $ (410,251)   $ (408,847)
                                                                      ==========    ==========

      The notes to the financial statements form an integral part thereof.

                                  JOLT LIMITED

                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                        RECEIPTS ON
                                SHARE       SHARE       ACCOUNT OF     ACCUMULATED       TOTAL
                               CAPITAL     PREMIUM        SHARES         DEFICIT      NET DEFICIT
                               -------    ----------    -----------    -----------    -----------
BALANCE AT JANUARY 1, 1998...   17,007     2,723,039       795,030      (5,435,751)    (1,900,675)
Receipts on account of
  shares.....................       --            --       325,000              --        325,000
Loss for the year............       --            --            --        (408,847)      (408,847)
                               -------    ----------    ----------     -----------    -----------
BALANCE AT DECEMBER 31,
  1998.......................   17,007     2,723,039     1,120,030      (5,844,598)    (1,984,522)
Receipts on account of
  shares.....................       --            --       200,000              --        200,000
Loss for the year............       --            --            --        (410,251)      (410,251)
                               -------    ----------    ----------     -----------    -----------
BALANCE AT DECEMBER 31,
  1999.......................   17,007    $2,723,039    $1,320,030     $(6,254,849)   $(2,194,773)
                               =======    ==========    ==========     ===========    ===========

      The notes to the financial statements form an integral part thereof.

                                  JOLT LIMITED

                            STATEMENTS OF CASH FLOWS
                         FOR THE YEAR ENDED DECEMBER 31

                                                                1999         1998
                                                              ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss....................................................  $(410,251)   $(408,847)
Adjustment to reconcile net loss to net cash provided by
  used in operating activities (see Annex)..................    614,753      137,601
                                                              ---------    ---------
Net cash provided by (used in) operating activities.........    204,502     (271,246)
                                                              ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets...................................     (3,420)     (64,509)
                                                              ---------    ---------
Net cash used in investing activities.......................     (3,420)     (64,509)
                                                              ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term bank borrowings, net......   (111,650)      94,658
Receipt of loans from shareholders..........................         --      106,939
Repayments of long term loans from shareholders.............    (10,000)     (25,000)
Receipt of long-term loans..................................         --       18,871
Repayments of long-term loans...............................     (6,382)      (5,765)
Receipt of convertible long-term liabilities from
  shareholders..............................................         --      150,000
Repayment of convertible long-term liabilities from
  shareholders..............................................    (23,493)     (44,094)
                                                              ---------    ---------
Net cash provided by (used in) by financing activities......   (151,525)     295,609
                                                              ---------    ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........     49,557      (40,146)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..............        761       40,907
                                                              ---------    ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR....................  $  50,318    $     761
                                                              =========    =========

      The notes to the financial statements form an internal part thereof.

                                                                1999        1998
                                                              --------    ---------
ANNEX A
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH (USED IN)
  PROVIDED BY OPERATING ACTIVITIES
ITEMS NOT AFFECTING CASH FLOWS:
Depreciation of fixed assets................................  $ 70,228    $  76,178
Loss on sale of fixed assets................................        --       15,572
Increase (decrease) in provision for severance pay..........    92,518      (14,017)
Exchange rate differences and interest on:
  Loans from shareholders...................................    13,302       14,461
  Long-term loans...........................................   197,047       30,610
  Convertible long-term liability...........................     6,906       (6,311)
                                                              --------    ---------
                                                               380,001      116,493
                                                              --------    ---------
CHANGES IN ASSETS AND LIABILITIES:
Decrease (increase) in trade receivables....................    25,243      (23,421)
Decrease (increase) in other receivables....................   (12,117)       7,952
Decrease (increase) in inventory............................   (59,936)      23,232
Increase (decrease) in trade payables.......................   (98,531)      88,012
Increase (decrease) in other payables.......................   319,656     (136,184)
Increase in liabilities to shareholder......................    60,437       61,517
                                                              --------    ---------
                                                               234,752       21,108
                                                              --------    ---------
Net adjustment..............................................   614,753      137,601
                                                              ========    =========
ANNEX B
NON-CASH ITEMS
Conversion of capital note to share capital.................   200,000      325,000
                                                              ========    =========

      The notes to the financial statements form an internal part thereof.

                                  JOLT LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

NOTE 1 -- GENERAL

     a. The Company was incorporated as a private limited company under the Companies' Ordinance on May 28, 1991.


     b. The Company's activities consist of developing, manufacturing and marketing high-speed infrared wireless communication products.


NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

A. DEFINITIONS

     In these financial statements:

     CPI -- The Consumer Price Index published by the Central Bureau of statistics.

B. FINANCIAL STATEMENTS IN NOMINAL ISRAELI CURRENCY

     The primary financial statements were prepared on the historical cost basis in nominal New Israeli Shekels ("NIS"). Accordingly, they do not take into account the changes in the general purchasing power of the Israeli currency as stated in opinions of the Institute of Certified Public Accountants in Israel.

     These financial statements were prepared in US dollars at the request of the Company's shareholders.

  Translation into US dollars

     In accordance with Israeli law, the Company maintains its books of accounts in New Israeli Shekels. However, since the Company operates in a US dollar environment, the financial statements have been translated into US dollars for the request of the Company's shareholders. The representative exchange rate as at the date of the financial statements has been used to translate monetary assets and liabilities, and historical rates have been used to translate non-monetary items.

     Items in the statements of income have been translated at the average rates of exchange prevailing in the respective years, except for items related to non-monetary balance sheet items which were translated at historical rates. Differences in respect of translation at daily rates of exchange are not considered material.

     Translation differences are included in financing expenses.

     The abovementioned translation should not be construed as representing actual amounts in or convertible into US dollars.

  Exchange rates and indices

     Balances in, or linked to, foreign currencies are stated on the basis of the exchange rates prevailing at balance sheet date.

     Balances linked to the Consumer Price Index ("CPI") are included on the basis of the appropriate index.

                                  JOLT LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                FOR THE YEAR ENDED DECEMBER 31, 1999 (CONTINUED)

     Following are details of the CPI and US dollar exchange rates:

                                                  DECEMBER 31   DECEMBER 31   % OF CHANGE   % OF CHANGE
                                                     1999          1998          1999          1998
                                                  -----------   -----------   -----------   -----------
CPI -- in points................................    168.53         166.3           1.3          8.62
US dollar exchange rate $1 in NIS...............     4.153          4.16         (0.17)        17.65

  Cash and cash equivalents

     For the purpose of these financial statements, all highly liquid investments with an original maturity of three months or less are considered cash equivalents.

  Allowance for doubtful accounts

     The allowance for doubtful accounts includes a specific provision based on the aging of the accounts.

  Inventory

     Inventory is stated at the lower of cost or market. Cost is determined by the "first-in, first-out" method.

  Fixed assets

     Fixed assets are stated at cost. Depreciation is provided using the straight-line method in accordance with the following rates:

                                                         %
                                                        ----
Computers and office equipment........................  6-33
Testing equipment.....................................    15
Motor vehicles........................................    15

     Leasehold improvements are amortized over the minimum period of the lease. Maintenance and repairs are charged to operations expenses as incurred.

  Income taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measures using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. If the likelihood of realizing the deferred tax assets or liability is less than "more likely than not," a valuation allowance is created.

  Sales

     Sales are recognized when the product is shipped to the customer, as shipments are made F.O.B. point of shipment. Provision for returns in respect of sales is made as required.

  Research and development costs

     The Company expenses its research and development costs as incurred.

                                  JOLT LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                FOR THE YEAR ENDED DECEMBER 31, 1999 (CONTINUED)

  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from such estimates.

  Preparations of the computer systems for year 2000

     The costs required to prepare and convert the existing programs of the Company, to be able to differentiate between years belonging to the 20th century and years belonging to the 21st century (year 2000 compliance), are recorded as current expense when incurred.

NOTE 3 -- CASH AND CASH EQUIVALENTS

                                                              1999      1998
                                                             -------    ----
In foreign currency (principally the U.S. dollars).........  $48,692    $ 23
In Shekels.................................................    1,626     738
                                                             -------    ----
                                                              50,318     761
                                                             =======    ====

NOTE 4 -- TRADE RECEIVABLES, NET

                                                                1999        1998
                                                              --------    --------
DOMESTIC
Open accounts (principally linked to the US dollar).........  $ 37,524    $ 76,957
FOREIGN
Open accounts (principally in US dollars)...................   128,530     122,199
                                                              --------    --------
                                                               166,054     199,156
Less -- allowance for doubtful accounts.....................    (5,074)    (12,933)
                                                              --------    --------
                                                               160,980     186,223
                                                              ========    ========

NOTE 5 -- OTHER RECEIVABLES

                                                                1999        1998
                                                              --------    --------
Value added tax refundable..................................  $ 14,838    $  4,711
Income Tax Authorities......................................     2,064         405
Prepaid expenses............................................     1,318         987
                                                              --------    --------
                                                                18,220       6,103
                                                              ========    ========

                                  JOLT LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                FOR THE YEAR ENDED DECEMBER 31, 1999 (CONTINUED)

NOTE 6 -- INVENTORY

                                                                1999        1998
                                                              --------    --------
Raw materials...............................................  $119,835    $104,608
Work in process.............................................    69,121      50,843
Finished goods..............................................   180,155     153,724
                                                              --------    --------
                                                               369,111     309,175
                                                              ========    ========

NOTE 7 -- FIXED ASSETS, NET

                                             COMPUTERS
                                             AND OFFICE    LEASEHOLD      TESTING     MOTOR
                                             EQUIPMENT    IMPROVEMENTS   EQUIPMENT   VEHICLE    TOTAL
                                             ----------   ------------   ---------   -------   --------
COST
As at January 1, 1999......................   $184,186      $31,129      $256,968    $22,484   $494,767
Additions..................................      2,724           --           696         --      3,420
                                              --------      -------      --------    -------   --------
As at December 31, 1999....................    186,910       31,129       257,664     22,484    498,187
                                              --------      -------      --------    -------   --------
ACCUMULATED DEPRECIATION
As at January 1, 1999......................    115,393        2,479       168,178      3,373    289,423
Additions..................................     21,548        6,225        37,958      4,497     70,228
                                              --------      -------      --------    -------   --------
As at December 31, 1999....................    136,941        8,704       206,136      7,870    359,651
                                              --------      -------      --------    -------   --------
NET BOOK VALUE
As at December 31, 1999....................     49,969       22,425        51,528     14,614    138,536
                                              ========      =======      ========    =======   ========
As at December 31, 1998....................     68,793       28,650        88,790     19,111    205,344
                                              ========      =======      ========    =======   ========

     With regards to liens see note 24C

NOTE 8 -- TRADE PAYABLES

                                                                1999        1998
                                                              --------    --------
DOMESTIC
Open accounts (partially linked to US$ and partially
  unlinked).................................................  $157,881    $240,434
FOREIGN
Open accounts (principally in US dollars)...................    30,913      46,891
                                                              --------    --------
                                                               188,794     287,325
                                                              ========    ========

NOTE 9 -- OTHER PAYABLES

                                                                1999        1998
                                                              --------    --------
Accrued salaries and related expenses.......................  $459,013    $279,485
Advances from customers.....................................   105,995      86,467
Accrued expenses............................................   216,692      96,092
                                                              --------    --------
                                                               781,700     462,044
                                                              ========    ========

                                  JOLT LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                FOR THE YEAR ENDED DECEMBER 31, 1999 (CONTINUED)

NOTE 10 -- LONG-TERM LOANS

     A.

                                                      INTEREST RATE %       1999          1998
                                                      ---------------    ----------    ----------
Linked to U.S. dollar...............................   Libor +1.625      $   30,804    $  170,683
Linked to the Israeli CPI...........................      4.60-5.20          19,484       136,482
Unlinked............................................          18.50       1,167,280       713,356
Linked to the Israeli CPI...........................            8.0           8,537        14,919
                                                                         ----------    ----------
                                                                          1,226,105     1,035,440
Less: current maturities............................                       (522,082)     (937,426)
                                                                         ----------    ----------
                                                                            704,023        98,014
                                                                         ==========    ==========

     Loans in the amount of approximately $1.0 million were received from the Industrial Development Bank of Israel Ltd. (the "Bank") and were granted in connection with the Company's approved enterprise program. During 1998 and 1999 repayment of current maturities were not made in respect of the aforementioned loans. In April 2000 the Company signed a loan restructuring agreement with the Bank which included reclassifications of the terms of the loans.

     The loans are collateralized by fixed and floating charges (liens) over the Company's assets (see Note 24).

     In April 1998 the Company received a loan in the amount of $18,871 from H.
L. Finance Services Ltd. for the purchase of a motor vehicle. The payments of principle interest are in 36 monthly installments. The loan is collateralized by the motor vehicle purchased.

     B. Future annual maturities

2000.............................................  $  522,082
2001.............................................     148,599
2002.............................................     294,287
2003.............................................     261,137
                                                   ----------
                                                    1,226,105
                                                   ==========

NOTE 11 -- LIABILITY IN RESPECT OF SEVERANCE PAY

Under the Israeli law, the Company is required to make severance payments to dismissed employees and employees leaving employment in certain other circumstances, on the basis of the latest monthly salary for each year of service.

     This liability is partially funded by payments of premiums to insurance companies under approved plans. The provision for severance pay in these financial statements represents the Company's obligation not funded under these approved plans.

                                  JOLT LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                FOR THE YEAR ENDED DECEMBER 31, 1999 (CONTINUED)

NOTE 12 -- LONG-TERM LOANS FROM SHAREHOLDERS

                                  REPAYMENT                    INTEREST
                                    DATE         LINKAGE          %           1999          1998
                                  ---------    -----------    ----------    --------      --------
Loan A..........................     --          US dollar    Libor+1.75    $ 53,000      $ 53,000
Loan D..........................     --          US dollar            --          --        10,000
Loan E..........................     --          US dollar            12     172,000       158,698
                                                                            --------      --------
                                                                             225,000       221,698
                                                                            ========      ========

     During March and April 2000 an amount of $50,000 in respect of loan A and the full amount of loan E were converted to share capital.

NOTE 13 -- CONVERTIBLE LIABILITY AND LIABILITY TO SHAREHOLDER

     These amounts are in respect of deferred compensation due to an employee who is a controlling shareholder.

     In accordance with an agreement dated March 30, 2000 the aforementioned employee agreed to waive all past monies due to him in respect of his employment in return for issuance of shares. In March 2000, the aforementioned employee was issued shares in respect of the whole amount of the aforementioned liability.

NOTE 14 -- CONVERTIBLE LONG-TERM LIABILITY TO SHAREHOLDERS

                                                                1999          1998
                                                              --------      --------
Convertible long-term loan
  (see A below).............................................  $     --      $ 43,094
Convertible long-term loan
  (see B below).............................................        --       150,000
Convertible capital notes
  (see C and D below).......................................        --        23,493
                                                              --------      --------
                                                                    --       216,587
                                                              ========      ========

     A. The loan is linked to the Israeli Consumer Price Index, bears interest at 7% and is due on June 30, 1999. The loan is convertible into share capital of the Company. The loan is presented as a long-term convertible liability as result of the decision to convert it to share capital. In 1997 the loan was presented as long-term loans from shareholders. See
        Note 12.

        During 1999, the loan was converted to share capital and during 2000 shares were issued in respect thereof.

     B. The loan is linked to the US dollar and bears no interest. The loan is convertible into share capital of the Company. In 1999, the shareholder and the Company signed an irrevocable agreement to convert the entire loan to share capital. During 2000 shares in respect thereof were issued.

     C. The capital notes are linked to the US dollar and bear interest at 0% -- 7%. The notes were partially converted to share capital in 1998. The balance in the amount of $23,493 was repaid during 1999.

                                  JOLT LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                FOR THE YEAR ENDED DECEMBER 31, 1999 (CONTINUED)

     D. On January 15, 1998, the shareholder and the Company signed an irrevocable agreement to convert an amount of NIS 275,000 capital notes to share capital.

        During 2000, the capital notes were converted to share capital and shares were issued in respect thereof.

NOTE 15 -- SHARE CAPITAL

                                                                               1999          1998
                                                                            ----------    ----------
                                                                            ISSUED AND    ISSUED AND
                                                              AUTHORIZED       PAID          PAID
                                                              ----------    ----------    ----------
                                                                NUMBER        NUMBER        NUMBER
                                                              ----------    ----------    ----------
Ordinary shares of NIS 1 each...............................    50,000        41,075        41,075
Series A convertible preferred shares of NIS 1 each.........    20,000         8,352         8,352
                                                                ------        ------        ------
                                                                70,000        49,427        49,427
                                                                ======        ======        ======

     The preferred shares have preference upon liquidation of the company and they are convertible into ordinary shares at any time.

     In 1999 convertible long term liability to shareholders was converted to receipts on account of shares and the shares were issued during 2000.

NOTE 16 -- SALES, NET

                                                                 1999          1998
                                                              ----------    ----------
FOREIGN.....................................................  $1,260,191    $  916,640
DOMESTIC....................................................     211,919       365,778
                                                              ----------    ----------
                                                              $1,472,110    $1,282,418
                                                              ==========    ==========

NOTE 17 -- COST OF SALES

                                                                1999        1998
                                                              --------    --------
Materials and related expenses..............................  $350,297    $337,039
Payroll and related expenses, net...........................   149,868     129,722
Royalties to the Chief Scientist............................    (3,531)     40,850
Depreciation................................................    37,958      38,399
Other expenses..............................................    19,822       9,454
Subcontractors..............................................     3,629          --
Changes in inventories, net.................................   (59,936)     23,232
                                                              --------    --------
                                                              $498,107    $578,696
                                                              ========    ========

                                  JOLT LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                FOR THE YEAR ENDED DECEMBER 31, 1999 (CONTINUED)

NOTE 18 -- RESEARCH AND DEVELOPMENT COSTS

                                                                1999        1998
                                                              --------    --------
Payroll and related expenses, net...........................  $152,779    $132,789
Research and development....................................    15,693      32,132
Patents expenses............................................     8,132       7,487
                                                              --------    --------
                                                               176,604     172,408
                                                              ========    ========

NOTE 19 -- MARKETING

                                                                1999        1998
                                                              --------    --------
Payroll and related expenses, net...........................  $115,323    $167,636
Advertising, exhibitions and related expenses...............    43,207      19,067
Motor vehicle maintenance expenses..........................     4,061       9,964
Communications expenses.....................................    16,582      31,578
Foreign travels expenses....................................    13,623      31,542
Shipments abroad expenses...................................    18,300      14,265
Commissions and other royalties expenses....................    13,743      58,958
Professional services.......................................    46,641      39,571
Other.......................................................       992       3,177
                                                              --------    --------
                                                               272,472     375,758
                                                              ========    ========

NOTE 20 -- GENERAL AND ADMINISTRATIVE

                                                                1999        1998
                                                              --------    --------
Payroll and related expenses, net...........................  $497,104    $300,687
Bad and doubtful debts......................................    (1,632)      2,951
Rent and maintenance expenses...............................    93,002      84,943
Office expenses.............................................    18,474      21,895
Foreign travels expenses....................................     9,492       8,628
Communications expenses.....................................     7,516      10,452
Professional services.......................................   125,590     131,007
Motor vehicle maintenance expenses..........................        --          --
Depreciation................................................    32,270      37,779
Other.......................................................    12,674      (1,678)
                                                              --------    --------
                                                               794,490     596,664
                                                              ========    ========

                                  JOLT LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                FOR THE YEAR ENDED DECEMBER 31, 1999 (CONTINUED)

NOTE 21 -- FINANCING (EXPENSES) INCOME, NET

                                                               FOR THE YEAR ENDED
                                                                   DECEMBER 31
                                                              ---------------------
                                                                1999         1998
                                                              ---------    --------
Translation differences.....................................  $ (23,312)   $117,436
Bank fees and interest expenses.............................    (13,130)    (15,194)
Exchange rate differences and interests on loans from
  shareholders, long term loans and convertible long term
  liability.................................................   (229,246)    (54,409)
                                                              ---------    --------
                                                               (265,688)     47,833
                                                              =========    ========

NOTE 22 -- OTHER INCOME

     In 1999, the company has received compensation of $125,000 as a termination fee from a third party.

NOTE 23 -- TAXES ON INCOME AND APPROVED ENTERPRISE BENEFITS

     A. The Company has been granted "approved enterprise" status under the Law for the Encouragement of Capital Investments -- 1959 and was entitled to loans guaranteed by the State of Israel in respect of approved fixed assets and other investments up to an amount of $1,500,000 linked to various indices.

         As an "approved enterprise" the Company is eligible for a ten year tax holiday commencing in the first year the Company has taxable income (after deduction of tax loss carry forwards) subject to certain time restrictions. Entitlement to the benefits is dependent upon compliance with the conditions of the letter of approval. The benefits period has not yet commenced.

         The approval was given in respect of investments totaling $2,141,000 to be made over a period of three years.

         The letter of approval is dated December 17, 1992, and relates to investments commencing in January 1, 1992, the date on which the Company submitted its application for approval.

         The aforementioned investment is to be financed 30% by investment in share capital and 70% by loans which 75% are guaranteed by the State (See Note 10).

         As at December 31, 1999, the Company has received government guaranteed loans in the amount of approximately $1 million.

         Loans received in respect of fixed asset purchases are repayable quarterly over a five year period commencing two years after receipt of the loan. Loans received in respect of other investments are repayable quarterly over a two year period commencing three years after receipt of the loan. The final letter of approval has not yet been received.

     B. The Company has recognized deferred taxes arising from timing differences for book purposes compared to tax purposes. Due to the Company's lack of earnings history the deferred tax assets have been fully offset by a valuation allowance.

     C. The Company is subject to the Israeli Income Tax Law (Inflationary Adjustments), 1985. Under this law, operating results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index ("Israeli CPI"), and companies are entitled to deduct from their taxable income an "equity preservation deduction" (which partially compensates for the decrease in the value of stockholders' equity resulting from the annual rise in

                                  JOLT LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                FOR THE YEAR ENDED DECEMBER 31, 1999 (CONTINUED)

         the Israeli CPI). The Company has accumulated tax losses of approximately $5 million. The losses may be carried forward indefinitely, linked to the Israeli CPI.

     D.  The Company has final assessments until 1993.

     E. The Income Tax Law (Adjustments for inflation) -- 5745-1985, effective since 1985, provides for a method of measuring operating results for tax purposes on a real (inflation adjusted) basis. The various adjustments required by the said law are intended to bring about taxation on the basis of real income. However, adjustment of the normal historical profit in accordance with the terms of said law is not always identical with the inflation adjustments prescribed for financial reporting purposes by opinions of the Institute of ICPAI.

NOTE 24 -- LIENS, COMMITMENTS AND CONTINGENT LIABILITIES

     A. In connection with the Government Chief Scientist's partial funding of research and development, in prior years, the Company is committed to pay royalties to the Chief Scientist of 3% on sales of certain products, up to the maximum of the amount funded (linked to CPI).

        As of balance sheet date, the Company had received grants from the Chief Scientist in the amount of approximately $250,000.

        In respect of royalties payable an estimated provision in the amount of approximately $67,432 has been made.

     B. In March 1998 the Company entered into a contract to lease premises in Har Hotzvim, Jerusalem for a period of 5 years with an option to extend the contract for an additional two periods, each of 24 months. The rental charge in respect of the first 5 years amounts to approximately $7,900 per month, for the first additional period $8,700 per month and for the second additional period $9,600 per month. If the Company cancels the contract during the period from the commencement of the fourth year of the contract compensation of $60,000 is due.

     C. The Company registered a fixed and floating charge on all its machinery and equipment, share capital and goodwill and a floating charge over all its current assets in favor of the Industrial Development Bank of Israel, Ltd., in connection with the Company's approved enterprise program. In addition, the Company registered a fixed and floating charge on its negotiable instruments, securities, notes and checks in favor of the United Mizrahi Bank Ltd.

     D. Subsequent to the balance sheet date, a claim in the amount of approximately $19 million (NIS 75.6 million), was filed against the Company and other parties by previous potential investors, "Walden and Others", at the Tel Aviv District Court. According to the Company's Legal Counsel, as of September 27, 2000, the details of the claim are being studied and the Company is preparing its defense. In the opinion of Company's Management, based on the opinion of its legal counsel, it is not possible at this stage to assess the chances of the outcome of the claim.

     E. Subsequent to the balance sheet date the Chief Executive Officer of the Company ceased employment. The Company reached an agreement with the Officer in respect of amounts due to him. All amounts have been fully provided for in the financial statements.

                                  JOLT LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                FOR THE YEAR ENDED DECEMBER 31, 1999 (CONTINUED)

NOTE 25 -- RELATED PARTIES

     Balances and transactions with related parties are as follows:

     A. BALANCES WITH RELATED PARTIES

                                                           1999        1998
                                                         --------    --------
Other payable..........................................  $105,909    $  7,660
                                                         --------    --------
Long-term loans from shareholders......................    53,000      63,000
                                                         --------    --------
Convertible liability to shareholder...................   227,645     100,325
                                                         --------    --------
Liability to shareholder...............................        --      66,883
                                                         --------    --------
Convertible long-term debt to shareholders.............        --      66,586
                                                         --------    --------

     B. TRANSACTIONS WITH RELATED PARTIES

Sales*.................................................        --      41,519
                                                         --------    --------
Purchases*.............................................        --     185,888
                                                         --------    --------
Finance expenses.......................................     9,678      17,055
                                                         --------    --------
General and administrative expenses....................   359,377     271,665
                                                         --------    --------
Marketing expenses.....................................    48,146      32,808
                                                         --------    --------

---------------
* The transactions were carried out in the normal course of business.

NOTE 26 -- SUBSEQUENT EVENTS

     Subsequent to the balance sheet date the Company was purchased in a stock swap transaction by MRV Communications, Inc., a public company, in the USA, traded on the NASDAQ.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To AstroTerra Corporation:

     We have audited the accompanying balance sheets of AstroTerra Corporation (a California corporation) as of December 31, 1998 and 1999, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AstroTerra Corporation as of December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP
--------------------------------------
ARTHUR ANDERSEN LLP

San Diego, California
August 24, 2000

                             ASTROTERRA CORPORATION

                                 BALANCE SHEETS

                                     ASSETS

                                                               DECEMBER 31,          JUNE 30,
                                                         ------------------------   -----------
                                                            1998         1999          2000
                                                         ----------   -----------   -----------
                                                                                    (UNAUDITED)
Current assets:
  Cash and cash equivalents............................  $  699,567   $ 1,192,250   $   113,141
  Accounts receivable..................................     429,266       559,114       805,394
  Inventories..........................................     227,588       582,027     1,416,410
  Prepaid expenses and other...........................      10,137        64,391        28,641
  Refundable and deferred income taxes.................      37,048        85,567       107,067
                                                         ----------   -----------   -----------
          Total current assets.........................   1,403,606     2,483,349     2,470,653
Property and equipment, net............................      57,000       300,994       453,875
Other assets...........................................       1,000        56,478        51,879
                                                         ----------   -----------   -----------
          Total assets.................................  $1,461,606   $ 2,840,821   $ 2,976,407
                                                         ==========   ===========   ===========

                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....................................  $   21,012   $   221,847   $   234,266
  Accrued expenses.....................................     286,000       323,287       300,909
  Income taxes payable.................................      71,981            --            --
  Deferred revenues....................................      17,239        87,376       298,898
  Line of credit                                                 --            --       136,000
  Non-revolving credit facility........................          --            --       182,000
                                                         ----------   -----------   -----------
          Total current liabilities....................     396,232       632,510     1,152,073
                                                         ----------   -----------   -----------
Commitments and contingencies
Stockholders' equity:
  Common stock, 20,000,000 shares authorized;
     10,000,000, 10,526,316 and 10,526,316 issued and
     outstanding, respectively.........................     647,994     1,689,636     1,689,636
  Additional paid-in capital...........................     318,948     3,387,986    10,851,535
  Notes receivable from stockholders...................     (30,000)       (4,020)           --
  Deferred compensation................................          --    (1,602,517)   (6,678,402)
  Retained earnings (accumulated deficit)..............     128,432    (1,262,774)   (4,038,435)
                                                         ----------   -----------   -----------
          Total stockholders' equity...................   1,065,374     2,208,311     1,824,334
                                                         ----------   -----------   -----------
          Total liabilities and stockholders' equity...  $1,461,606   $ 2,840,821   $ 2,976,407
                                                         ==========   ===========   ===========

        The accompanying notes are an integral part of these balance sheets.

                             ASTROTERRA CORPORATION

                            STATEMENTS OF OPERATIONS

                                        YEARS ENDED DECEMBER 31,          SIX MONTHS ENDED JUNE 30,
                                  -------------------------------------   -------------------------
                                     1997         1998         1999          1999          2000
                                  ----------   ----------   -----------   -----------   -----------
                                                                          (UNAUDITED)   (UNAUDITED)
Revenues:
  Products......................  $  410,481   $  842,901   $ 1,684,825   $   630,047   $ 1,733,257
  Contracts.....................   2,441,665    3,284,976     2,966,051     1,331,444       818,737
                                  ----------   ----------   -----------   -----------   -----------
                                   2,852,146    4,127,877     4,650,876     1,961,491     2,551,994
                                  ----------   ----------   -----------   -----------   -----------
Cost of Revenues:
  Products......................     375,749      562,913     1,100,516       423,342     1,317,680
  Contracts.....................   1,905,020    2,758,922     3,053,468     1,281,209     1,075,924
                                  ----------   ----------   -----------   -----------   -----------
                                   2,280,769    3,321,835     4,153,984     1,704,551     2,393,604
                                  ----------   ----------   -----------   -----------   -----------
          Gross margin..........     571,377      806,042       496,892       256,940       158,390
Operating Expenses:
  Selling, general and
     administrative.............     222,633      808,450     1,698,027       540,871     1,971,382
  Research and development......     246,884      108,429       164,566        17,876       968,524
                                  ----------   ----------   -----------   -----------   -----------
                                     469,517      916,879     1,862,593       558,747     2,939,906
          Income (loss) from
            operations..........     101,860     (110,837)   (1,365,701)     (301,807)   (2,781,516)
Interest Income.................         534          430         5,835         8,246        12,766
Interest Expense................      (1,462)      (3,247)         (259)         (152)       (6,911)
                                  ----------   ----------   -----------   -----------   -----------
          Income (loss) before
            provision for income
            taxes...............     100,932     (113,654)   (1,360,125)     (293,713)   (2,775,661)
Provision for Income Taxes......      36,000       98,056        31,081        89,590            --
                                  ----------   ----------   -----------   -----------   -----------
Net Income (loss)...............  $   64,932   $ (211,710)  $(1,391,206)  $  (383,303)  $(2,775,661)
                                  ==========   ==========   ===========   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                             ASTROTERRA CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                          NOTES                        RETAINED
                                    COMMON STOCK         ADDITIONAL     RECEIVABLE                     EARNINGS         TOTAL
                               -----------------------     PAID-IN         FROM         DEFERRED     (ACCUMULATED   STOCKHOLDERS'
                                 SHARES       AMOUNT       CAPITAL     STOCKHOLDERS   COMPENSATION     DEFICIT)        EQUITY
                               ----------   ----------   -----------   ------------   ------------   ------------   -------------
Balance, December 31, 1996...   7,500,000   $   76,000   $        --     $     --     $        --    $   275,210     $   351,210
  Net income.................          --           --            --           --              --         64,932          64,932
                               ----------   ----------   -----------     --------     -----------    -----------     -----------
Balance, December 31, 1997...   7,500,000       76,000            --           --              --        340,142         416,142
  Repurchases of common stock
    from employees...........    (500,000)      (5,000)           --           --              --             --          (5,000)
  Sales of common stock to
    employees................   2,300,000       76,994            --      (30,000)             --             --          46,994
  Sale of common stock to
    investor.................     700,000      500,000            --           --              --             --         500,000
  Deferred compensation
    expense for stock issued
    to employees.............          --           --       318,948           --              --             --         318,948
  Net loss...................          --           --            --           --              --       (211,710)       (211,710)
                               ----------   ----------   -----------     --------     -----------    -----------     -----------
Balance, December 31, 1998...  10,000,000      647,994       318,948      (30,000)             --        128,432       1,065,374
  Repurchase of common stock
    from employees...........    (982,046)     (76,205)           --       30,000              --             --         (46,205)
  Sales of common stock to
    employees................     982,046      117,847            --       (4,020)             --             --         113,827
  Sale of common stock to
    investor.................     526,316    1,000,000            --           --              --             --       1,000,000
  Deferred compensation for
    stock issued to
    employees................          --           --     3,069,038           --      (3,069,038)            --              --
  Amortization of deferred
    compensation.............          --           --            --           --       1,466,521             --       1,466,521
  Net loss...................          --           --            --           --              --     (1,391,206)     (1,391,206)
                               ----------   ----------   -----------     --------     -----------    -----------     -----------
Balance, December 31, 1999...  10,526,316    1,689,636     3,387,986       (4,020)     (1,602,517)    (1,262,774)      2,208,311
  The following information
    is unaudited:
  Repurchase of common stock
    from employees...........          --           --            --        4,020              --             --           4,020
  Deferred compensation for
    stock issued to
    employees................          --           --     7,463,549           --      (7,463,549)            --              --
  Amortization of deferred
    compensation.............          --           --            --           --       2,387,664             --       2,387,664
  Net loss...................          --           --            --           --              --     (2,775,661)     (2,775,661)
                               ----------   ----------   -----------     --------     -----------    -----------     -----------
Balance, June 30, 2000
  (unaudited)................  10,526,316   $1,689,636   $10,851,535     $     --     $(6,678,402)   $(4,038,435)    $ 1,824,334
                               ==========   ==========   ===========     ========     ===========    ===========     ===========

   The accompanying notes are an integral part of these financial statements.

                             ASTROTERRA CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                                                                  SIX MONTHS ENDED
                                                             YEARS ENDED DECEMBER 31,                 JUNE 30,
                                                        -----------------------------------   -------------------------
                                                          1997        1998         1999          1999          2000
                                                        ---------   ---------   -----------   -----------   -----------
                                                                                              (UNAUDITED)   (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)...................................  $  64,932   $(211,710)  $(1,391,206)   $(383,303)   $(2,775,661)
  Adjustments to reconcile net income (loss)
    to net cash provided by (used in)
    operating activities:
    Depreciation and amortization.....................     47,825      45,929        83,284       42,619        129,506
    Deferred income taxes.............................         --      (3,925)      (21,521)     (22,245)            --
    Non-cash employee stock
      compensation....................................         --     318,948     1,466,521      463,725      2,387,664
  Changes in assets and
    liabilities:
    Accounts receivable...............................    302,165    (301,519)     (129,848)    (400,872)      (246,280)
    Inventories.......................................   (373,023)    145,435      (354,439)    (255,393)      (834,383)
    Prepaid expenses and other........................       (519)     (9,576)      (54,254)       9,716         35,750
    Refundable income taxes...........................         --          --       (26,998)          --        (21,500)
    Other assets......................................         --      (1,000)      (55,478)     (17,115)        (9,545)
    Accounts payable..................................     23,346     (48,478)      200,835      112,395         12,419
    Accrued expenses..................................     72,661      48,643        37,287     (124,477)       (22,378)
    Income taxes payable..............................    (16,601)     69,981       (71,981)      43,834             --
    Deferred revenues.................................         --      17,239        70,137      (10,548)       211,521
                                                        ---------   ---------   -----------    ---------    -----------
        Net cash
          provided by (used in)
          operating activities........................    120,786      69,967      (247,661)    (541,664)    (1,132,887)
                                                        ---------   ---------   -----------    ---------    -----------
Net cash used in investing activities:
  Purchases of property and equipment.................    (79,269)    (39,219)     (327,278)     (60,615)      (268,242)
                                                        ---------   ---------   -----------    ---------    -----------
Cash flows from financing activities:
  Net (repayments) borrowings
    on line of credit.................................    127,292    (127,292)           --           --        136,000
  Borrowings on non-revolving credit
    facility..........................................         --          --            --           --        182,000
  Proceeds from issuances of
    common stock......................................         --     546,994     1,113,827           --             --
  Payments for repurchases of
    common stock......................................         --      (5,000)      (46,205)     (46,205)         4,020
                                                        ---------   ---------   -----------    ---------    -----------
        Net cash provided by (used in)
          financing activities........................    127,292     414,702     1,067,622      (46,205)       322,020
                                                        ---------   ---------   -----------    ---------    -----------
Net increase (decrease) in cash
  and cash equivalents................................    168,809     445,450       492,683     (648,484)    (1,079,109)
Cash and cash equivalents,
  beginning of year...................................     85,308     254,117       699,567      699,567      1,192,250
                                                        ---------   ---------   -----------    ---------    -----------
Cash and cash equivalents, end
  of year.............................................  $ 254,117   $ 699,567   $ 1,192,250    $  51,083    $   113,141
                                                        =========   =========   ===========    =========    ===========
Non-cash activities:
  Common stock issued for notes receivable from
    stockholders......................................  $      --   $  30,000   $     4,020    $      --    $        --
                                                        =========   =========   ===========    =========    ===========
  Repurchase of common stock from employee in exchange
    for notes receivable..............................  $      --   $      --   $    30,000    $  30,000    $        --
                                                        =========   =========   ===========    =========    ===========
  Deferred compensation for stock issued to
    employees.........................................  $      --   $      --   $ 3,069,038    $      --    $ 7,463,549
                                                        =========   =========   ===========    =========    ===========
Supplemental cash flow disclosures:
  Cash paid during the year for:
    Interest..........................................  $   1,462   $   3,247   $       259    $     152    $     6,911
                                                        =========   =========   ===========    =========    ===========
    Income taxes......................................  $  35,298   $  32,000   $    83,525    $  60,742    $    16,000
                                                        =========   =========   ===========    =========    ===========

   The accompanying notes are an integral part of these financial statements.

                             ASTROTERRA CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1999, 1998 AND 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND
                                      1999

1.  LINE OF BUSINESS AND SALE OF COMPANY

     AstroTerra Corporation (the Company) develops and manufactures free-space optical laser communication systems to connect data and telecommunications networks. The Company's optical communication systems are practical high-speed wireless alternatives to fiber optic cable and microwave systems. The Company also performs contract research and development for the U.S. government and commercial customers. The Company's research and development contracts are typically cost plus fixed fee arrangements with durations between six and twenty-four months.

     During July 2000, the Company entered into a stock purchase agreement with MRV Communications, Inc. (MRV), whereby MRV acquired the entire share capital of the Company in an exchange for shares of MRV common stock.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Interim Financial Statements

     The accompanying consolidated financial statements for the interim periods included herein are unaudited. Certain information and note disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted, although the Company believes that the disclosures made are adequate to make the information presented not misleading. These unaudited financial statements reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the results of operations, changes in cash flows and financial position as of and for the periods presented. The results for the interim periods presented are not necessarily indicative of results to be expected for a full year.

  Revenue Recognition

     Product revenues are recognized upon shipment and transfer of title and risk of loss to the customer.

     Research and development contract revenues are recognized using the percentage-of-completion method on a cost-to-cost basis. Contract costs include all direct material and labor costs, and those indirect costs related to contract performance. If a loss is projected on a contract, the entire estimated loss is charged to operations during the period that the loss becomes determinable.

     Payments received from customers in advance of shipment of products or performance of contract services are deferred and recognized upon completion of the related obligations.

  Research and Development Costs

     Research and development costs are expensed as incurred.

                             ASTROTERRA CORPORATION

DECEMBER 31, 1999, 1998 AND 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND
                                      1999

  Cash and Cash Equivalents

     Cash and cash equivalents include all highly liquid investments with original maturities of three months or less and consist primarily of money market accounts.

  Inventories

     Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method and includes materials, direct labor and manufacturing overhead.

  Property and Equipment

     Property and equipment are stated at cost and depreciated using an accelerated method over the estimated useful lives of the assets, ranging from 3 to 5 years. Maintenance and repairs are charged to expense as incurred, and the costs of additions and betterments that increase the useful lives of the related assets are capitalized. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

  Long-Lived Assets

     The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of future undiscounted cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized. In the opinion of management, there have been no events or changes in circumstances that indicate impairment of the Company's long-lived assets.

  Income Taxes

     Deferred income tax assets or liabilities are recognized based on the temporary differences between financial statement and income tax bases of assets and liabilities using enacted statutory tax rates in effect of the years in which the differences are expected to reverse. Deferred income tax expenses or credits are based on the changes in the deferred income tax assets or liabilities from period to period. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

  Fair Value of Financial Instruments

     The carrying value of certain of the Company's financial instruments, including accounts receivable, accounts payable and accrued expenses approximates fair value due to their short term nature.

  Stock-Based Compensation

     The Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." The Company has elected, as permitted under SFAS No. 123, to continue to account for stock-based employee compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 and to disclose pro forma net income (loss) as if stock-based employee compensation were computed using the fair value method under SFAS No. 123. Transactions with other than employees, in which goods or services are the consideration received for the issuance of equity instruments, are accounted for on a fair value basis under SFAS No. 123. For the years ended December 31, 1997, 1998 and 1999 and for the six

                             ASTROTERRA CORPORATION

DECEMBER 31, 1999, 1998 AND 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND
                                      1999

months ended June 30, 1999, the differences between pro forma net income (loss) in accordance with SFAS No. 123 and net income (loss) as reported in the accompanying statements of operations was not material. There were no additional shares issued to employees during the six months ended June 30, 2000.

  Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. SFAS No. 133 was amended by SFAS No. 137, which defers the effective date to all fiscal quarters of fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133 is not expected to have a material effect on the Company's financial position or results of operations as the Company has not been engaged in the use of derivative instruments.

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." SAB No. 101, as amended, must be adopted no later than the fourth quarter of the fiscal year beginning after December 15, 1999. The Company does not anticipate the adoption of SAB No. 101 to have a material impact on the Company's financial position or results of operations.

3.  COMPONENTS OF CERTAIN BALANCE SHEET CAPTIONS

     Accounts receivable consists of the following:

                                                          DECEMBER 31,          JUNE 30,
                                                       -------------------   --------------
                                                         1998       1999          2000
                                                       --------   --------   --------------
                                                                              (UNAUDITED)
Billed receivables...................................  $366,730   $415,905      $652,193
Costs incurred in excess of billings on uncompleted
  contracts including unbilled retainage of $61,355
  and $64,609 in 1999 and 2000, respectively.........    62,536    143,209       153,201
                                                       --------   --------      --------
                                                       $429,266   $559,114      $805,394
                                                       ========   ========      ========

     Inventories consist of the following:

                                                         DECEMBER 31,        JUNE 30,
                                                      -------------------   -----------
                                                        1998       1999        2000
                                                      --------   --------   -----------
                                                                            (UNAUDITED)
Raw materials.......................................  $ 27,774   $204,173   $  438,275
Work in process.....................................   102,965    236,938      657,612
Finished goods......................................    96,849    140,916      320,523
                                                      --------   --------   ----------
                                                      $227,588   $582,027   $1,416,410
                                                      ========   ========   ==========

                             ASTROTERRA CORPORATION

DECEMBER 31, 1999, 1998 AND 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND
                                      1999

     Property and equipment consists of the following:

                                                         DECEMBER 31,         JUNE 30,
                                                     ---------------------   -----------
                                                       1998        1999         2000
                                                     ---------   ---------   -----------
                                                                             (UNAUDITED)
Machinery and equipment............................  $ 230,415   $ 384,964    $ 621,934
Computers and software.............................     21,780     121,169      121,169
Furniture and fixtures.............................      4,387      18,646       49,918
                                                     ---------   ---------    ---------
                                                       256,582     524,779      793,021
Less: accumulated depreciation.....................   (199,582)   (223,785)    (339,146)
                                                     ---------   ---------    ---------
                                                     $  57,000   $ 300,994    $ 453,875
                                                     =========   =========    =========

     Depreciation expense for the years ended December 31, 1997, 1998 and 1999 totaled $47,825, $45,929 and $83,284 respectively. Depreciation expense for the six months ended June 30, 1999 and 2000 totaled $42,619 and $115,361 respectively.

     Accrued expenses consist of the following:

                                                         DECEMBER 31,         JUNE 30,
                                                     ---------------------   -----------
                                                       1998        1999         2000
                                                     ---------   ---------   -----------
                                                                             (UNAUDITED)
Compensation and related taxes.....................  $ 286,000   $ 253,012    $ 257,318
Warranty reserve...................................         --      33,500       33,500
Other..............................................         --      36,775       10,091
                                                     ---------   ---------    ---------
                                                     $ 286,000   $ 323,287    $ 300,909
                                                     =========   =========    =========

4.  INCOME TAXES

     Provision for income taxes consists of the following:


                                                           YEARS ENDED DECEMBER 31,
                                                         -----------------------------
                                                          1997       1998       1999
                                                         -------   --------   --------
Current:
  Federal..............................................  $25,227   $ 79,341   $ 39,628
  State................................................   10,773     22,640     12,974
                                                         -------   --------   --------
                                                          36,000    101,981     52,602
                                                         -------   --------   --------
Deferred:
  Federal..............................................       --     (3,336)   (18,293)
  State................................................       --       (589)    (3,228)
                                                         -------   --------   --------
                                                              --     (3,925)   (21,521)
                                                         -------   --------   --------
Provision for income taxes.............................  $36,000   $ 98,056   $ 31,081
                                                         =======   ========   ========


     Realization of deferred income taxes is dependent on generating sufficient taxable income during the periods in which temporary differences will reverse. Although realization is not assured, management believes it is more likely than not that the deferred income taxes will be realized. The amount of deferred income taxes considered realizable, however, could be adjusted in the near term if estimates of future taxable income during the reversal periods are revised.

                             ASTROTERRA CORPORATION

DECEMBER 31, 1999, 1998 AND 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND
                                      1999

     Deferred income taxes consist of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                               1998       1999
                                                              -------   ---------
Accrued expenses............................................  $34,326   $  58,569
Other.......................................................    2,722          --
                                                              -------   ---------
Deferred income taxes.......................................  $37,048   $  58,569
                                                              =======   =========

     Provision for income taxes reconciles to the expected provision (benefit) for income taxes based on the federal statutory tax rate as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                        ------------------------------
                                                         1997       1998       1999
                                                        -------   --------   ---------
Expected federal income taxes.........................  $36,987   $(41,313)  $(462,443)
State income taxes, net of federal benefit............    6,527     (7,291)    (81,608)
Employee stock compensation...........................       --    127,579     586,608
Other.................................................   (7,514)    19,081     (11,476)
                                                        -------   --------   ---------
Provision for income taxes............................  $36,000   $ 98,056   $  31,081
                                                        =======   ========   =========

5.  CREDIT FACILITIES

     In May 1998, the Company obtained a $300,000 revolving line of credit with a bank, bearing interest at the bank's prime rate plus 1.5% (10.0% at December 31, 1999), collateralized by substantially all assets of the Company and personally guaranteed by three majority stockholders of the Company. No amounts were outstanding under the line of credit at December 31, 1999 and 1998. The line of credit was terminated by the Company during February 2000.

     In February 2000, the Company entered into a $1,300,000 credit agreement with a bank, consisting of a $1,000,000 revolving line of credit and a $300,000 non-revolving credit facility for equipment purchases. The credit agreement bears interest at variable rates based on either the banks' reference rate plus 0.5% or LIBOR plus 2.75%, as elected by borrower, is secured by substantially all assets of the Company, and is subject to certain financial and non-financial covenants. As of June 30, 2000, the Company had $136,000 outstanding under the revolving line of credit and $182,000 outstanding under the non-revolving credit facility for equipment purchases. The credit agreement is collateralized by the assets of the Company. The credit agreement contains certain covenants, which among other things requires the Company to maintain a minimum effective tangible net worth, certain financial ratios and no consecutive losses. As of June 30, 2000, the Company was in default with certain financial covenants; therefore, the components of the credit agreement are classified as short-term. The credit agreement was terminated by the Company during August 2000 and all amounts outstanding were repaid.

6.  STOCKHOLDERS' EQUITY

  Capital Structure

     The Company is authorized to issue up to 20,000,000 shares of common stock, no par value. Common shares are voting shares with equal dividend participation, when and if declared, and equal rights in the event of liquidation.

                             ASTROTERRA CORPORATION

DECEMBER 31, 1999, 1998 AND 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND
                                      1999

  Employee Stock Purchase Plans

     In August 1997, the Company implemented a book value employee stock purchase plan (the Plan) and determined that 2,000,000 shares would be made available for purchases. The Plan allowed each full time employee with at least one year of service to purchase up to 2,000 shares of common stock at book value per share, as determined by the board of directors. Additionally, the board of directors determined that an additional 500,000 shares of common stock would be made available for purchases by key employees on a discretionary basis.

     Under the Plan, the Company retains the option to repurchase shares sold to employees upon their termination. If an employee leaves the Company within a year after purchasing shares, the Company's repurchase price per share is the original issuance price. If an employee leaves the Company more than one year after purchasing shares, the Company's repurchase price per share is the greater of the original issuance price or current book value.

     Discretionary shares sold to key employees carry terms determined by the board of directors, and generally allow for employee vesting (elimination of the Company repurchase option) over a period of four years. Further, upon a substantial change in control of the Company or employee termination without cause, the Company repurchase option terminates.

     Stock issued to employees under the above plans are accounted for using the variable method of accounting in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," Emerging Issues Task Force Release (EITF) No. 87-23, "Book Value Stock Purchase Plans" and EITF No. 88-6 "Book Value Stock Plans in an Initial Public Offering." Accordingly, outstanding shares under the book value purchase plan are marked to book value per share during each reporting period. Outstanding shares issued to employees on a discretionary basis with vesting provisions (elimination of the Company's repurchase option) are marked to fair value during each reporting period. At the point when restrictions related to employee shares lapse, any unamortized deferred compensation expenses are recognized in operations.

     Compensation expense for shares issued to employees during fiscal 1998, 1999 and the six months ended June 30, 1999 and 2000 totaled $318,948, $1,466,521, $463,725 and $2,387,664 respectively, and is included in the accompanying statements of operations. As of December 31, 1999 and June 30, 2000, deferred compensation included as a component of stockholders' equity totals $1,602,517 and $6,678,402, respectively, and is expected to be amortized in full during fiscal year 2000 as a result of the acquisition of the Company by MRV (see Note 1).

                             ASTROTERRA CORPORATION

DECEMBER 31, 1999, 1998 AND 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND
                                      1999

     Stock based compensation expense has been included in the accompanying statement of operations as follows:

                                                      DECEMBER 31,                JUNE 30,
                                                  ---------------------   -------------------------
                                                    1998        1999         1999          2000
                                                  --------   ----------   -----------   -----------
                                                                          (UNAUDITED)   (UNAUDITED)
Allocation of compensation expense:
  Cost of revenues:
     Products...................................  $  3,844   $  233,707    $ 73,900     $  380,502
     Contracts..................................    40,144      574,645     188,865        518,904
  Operating expenses:
     Selling, general and administrative........   273,382      627,199     198,325      1,021,154
     Research and development...................     1,578       30,970       2,635        467,104
                                                  --------   ----------    --------     ----------
Total stock-based compensation expense..........  $318,948   $1,466,521    $463,725     $2,387,664
                                                  ========   ==========    ========     ==========

7.  COMMITMENTS AND CONTINGENCIES

  Operating Leases

     The Company leases its facilities and certain equipment under operating leases expiring at various dates through April 2002. The Company has the right to terminate the lease with at least 120 days prior written notice and has an option to renew the lease for an additional two years at a rate increase of ten percent. Rent expense for the years ended December 31, 1997, 1998 and 1999 was $56,300, $81,089 and $127,746, respectively. Rent expense for the six months ended June 30, 1999 and 2000 was $58,314 and $137,398, respectively.

     Future minimum lease payments under operating leases are as follows:

                        YEAR ENDING
                        DECEMBER 31:
                        ------------
2000........................................................  $ 256,120
2001........................................................    246,352
2002........................................................     36,063
                                                              ---------
                                                              $ 538,535
                                                              =========

  Legal Matters

     In the ordinary course of business, the Company is subject to claims and, from time to time, is named in various legal proceedings. In the opinion of management, the amount of ultimate liability, if any, with respect to any of these matters will not have a material adverse affect on the financial position or results of operations of the Company.

8.  RETIREMENT SAVINGS PLAN

     The Company maintains a 401(k) retirement savings plan that covers substantially all of its employees. Eligible employees may contribute to the plan subject to certain Internal Revenue Service limitations. Company contributions to the plan are discretionary. During fiscal 1997, 1998 and 1999, the Company contributed $61,723, $82,823 and $77,907, respectively. For the six months ended June 30, 1999 and 2000, the Company contributed $22,020 and $67,323 respectively.

                             ASTROTERRA CORPORATION

DECEMBER 31, 1999, 1998 AND 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND
                                      1999

9.  CONCENTRATIONS OF RISK

     During fiscal 1997, 1998 and 1999, the Company had 7, 7 and 6 contracts, respectively, with government agencies that accounted for 98%, 99% and 69% of contract revenues, respectively. Additionally, the Company had a contract with a commercial customer that accounted for 31% of contract revenues in fiscal 1999. During both of the six month periods ended June 30, 1999 and 2000, the Company had 5 contracts with government agencies that accounted for 73% and 100% of contract revenues, respectively. Additionally, the Company had a commercial customer that accounted for 27% of contract revenues for the six months ended June 30, 1999.

     During fiscal 1997, 1998 and 1999, 1, 3 and 1 customers represented 37%, 34% and 10% of product revenues, respectively. During the six months ended June 30, 1999 and 2000, 3 and 1 customers represented 39% and 58% of product revenues, respectively.
Government agency contracts accounted for 43% and 63% of accounts receivable at December 31, 1998 and 1999, respectively, and 31% of accounts receivable at June 30, 2000. One commercial customer accounted for 15% of accounts receivable at December 31, 1998, and another commercial customer accounted for 48% of accounts receivable at June 30, 2000.

10.  SEGMENT REPORTING

     The Company operates in one industry segment, which includes developing, manufacturing and selling free-space optical laser communications systems to connect data and telecommunication networks. The Company derives revenues in this segment from both product shipments and research and development contracts. The accompanying statements of operations separately reflect the revenues and cost of revenues for products and research and development contracts.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     On May 1, 2000, MRV Communications, Inc. (MRV) completed the acquisition of all the outstanding capital stock of Jolt Limited (Jolt), an Israel corporation, in exchange for approximately 1.9 million shares of MRV's common stock and stock options to purchase common stock. On July 12, 2000, MRV acquired all of the outstanding capital stock of AstroTerra Corporation (AstroTerra), a California corporation, in exchange for approximately 2.4 million shares of MRV's common stock and options to purchase common stock. The outstanding capital stock of Jolt and AstroTerra, purchased by MRV, have been contributed to Optical Access, Inc. ("Optical Access") as of the date of each acquisition as part of the Master Separation Agreements. As such, Optical Access' management has prepared the following unaudited pro forma condensed consolidated financial information to give effect to these acquisitions. The Unaudited Pro Forma Condensed Consolidated Statements of Operations for the years ended December 31, 1999 and for the nine months ended September 30, 2000 give effect to the Jolt and AstroTerra acquisitions as if they had taken place on January 1, 1999.

     The pro forma adjustments, which are based upon available information and certain assumptions that the Company believes are reasonable in the circumstances, are applied to the historical financial statements of Optical Access, Jolt and AstroTerra. The acquisition of Jolt and AstroTerra were accounted for using the purchase method. Optical Access' allocation of purchase price for each acquisition is based upon management's current estimates of the fair value of assets acquired and liabilities assumed in accordance with Accounting Principles Board No. 16. The purchase price allocations reflected in the accompanying Unaudited Pro Forma Condensed Consolidated Financial Statements may be different from the final allocations of the purchase prices, however, management does not believe any material differences will result. The Company expects to complete a final valuation during the fourth quarter of 2000.

     The accompanying unaudited pro forma condensed consolidated financial information should be read in conjunction with the historical financial statements and the notes thereto for Optical Access, Jolt and AstroTerra. The unaudited pro forma condensed consolidated financial information is provided for informational purposes only and does not purport to represent what Optical Access' financial position or results of operations would actually have been had these acquisitions occurred on such dates or to project Optical Access' results of operation or financial position for any future period.

                              OPTICAL ACCESS, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000

                                                                       ASTROTERRA
                                                       JOLT THROUGH      THROUGH       PRO FORMA
                                      OPTICAL ACCESS   MAY 1, 2000    JULY 12, 2000   ADJUSTMENTS     TOTAL
                                      --------------   ------------   -------------   ------------   --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...........................     $    14,708      $ 416          $ 2,552        $            $ 17,676
Cost of sales.......................          11,800        172            2,394            (596)(2)   13,770
                                         -----------      -----          -------        --------     --------
  Gross profit......................           2,908        244              158             596        3,906
                                         -----------      -----          -------        --------     --------
Operating costs and expenses:
  Selling, general and
     administrative expenses........          11,255        347            1,971            (906)(2)   12,667
  Research and development..........          14,781         91              969          (2,761)(2)   13,080
  Amortization of goodwill and other
     intangibles....................           8,172         --               --          13,044(1)    21,216
                                         -----------      -----          -------        --------     --------
                                              34,208        438            2,940           9,377       46,963
                                         -----------      -----          -------        --------     --------
Operating loss......................         (31,300)      (194)          (2,782)         (8,781)     (43,057)
                                         -----------      -----          -------        --------     --------
Other income (expense), net.........             (46)      (170)               6              --         (210)
                                         -----------      -----          -------        --------     --------
Loss before provision for income
  taxes.............................         (31,346)      (364)          (2,776)         (8,781)     (43,267)
                                         -----------      -----          -------        --------     --------
Provision for income taxes..........              --         --               --              --           --
                                         -----------      -----          -------        --------     --------
Net loss............................     $   (31,346)     $(364)         $(2,776)       $ (8,781)    $(43,267)
                                         ===========      =====          =======        ========     ========
Basic and diluted net loss per
  share.............................     $     (0.75)                                                $  (1.04)
                                         ===========                                                 ========
Weighted average shares outstanding
  used in basic and diluted per
  shares calculation................          41,667                                          --(5)    41,667
                                         ===========                                    ========     ========

 See notes to unaudited pro forma condensed consolidated financial information.

                              OPTICAL ACCESS, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                            OPTICAL                           PRO FORMA
                                             ACCESS     JOLT    ASTROTERRA   ADJUSTMENTS    TOTAL
                                            --------   ------   ----------   -----------   --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales.................................  $  8,473   $1,472    $ 4,651      $     --     $ 14,596
Cost of sales.............................     4,555      498      4,154         6,400(4)    15,607
                                            --------   ------    -------      --------     --------
     Gross profit.........................     3,918      974        497        (6,400)      (1,011)
                                            --------   ------    -------      --------     --------
Operating costs and expenses:
  Selling, general and administrative
     expenses.............................     1,688    1,067      1,698        13,776(4)    18,229
  Research and development................     4,543      177        165        22,874(4)    27,759
  Amortization of goodwill and other
     intangibles..........................        --       --         --        28,241(3)    28,241
                                            --------   ------    -------      --------     --------
                                               6,231    1,244      1,863        64,891       74,229
                                            --------   ------    -------      --------     --------
Operating loss............................    (2,313)    (270)    (1,366)      (71,291)     (75,240)
                                            --------   ------    -------      --------     --------
Other income (expense), net...............        --     (140)         6            --         (134)
                                            --------   ------    -------      --------     --------
Loss before provision for income taxes....    (2,313)    (410)    (1,360)      (71,291)     (75,374)
                                            --------   ------    -------      --------     --------
Provision for income taxes................        --       --         31            --           31
                                            --------   ------    -------      --------     --------
Net loss..................................  $ (2,313)  $ (410)   $(1,391)     $(71,291)    $(75,405)
                                            ========   ======    =======      ========     ========
Basic and diluted net loss per share......  $  (0.06)                                      $  (1.81)
                                            ========                                       ========
Weighted average shares outstanding used
  in basic and diluted per shares
  calculation.............................    41,667                                --(5)    41,667
                                            ========                          ========     ========

 See notes to unaudited pro forma condensed consolidated financial information.

                              OPTICAL ACCESS, INC.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL INFORMATION

     The following adjustments were applied to Optical Access' historical financial statements and those of Jolt and AstroTerra to arrive at the pro forma financial information:

(1) The pro forma adjustment is to record the amortization of goodwill related to the acquisitions of Jolt and AstroTerra as if these transactions occurred on January 1, 1999. Goodwill recorded in relation to these acquisitions was approximately $141.3 million and is being amortizated on a straight-line basis over 5 years or approximately $21.2 million for the nine month period ended September 30, 2000. As the acquisitions of Jolt and AstroTerra occurred during the period , $8.2 million of goodwill relating to these acquisitions have been previously included in the consolidated statements of operations of Optical Access for the nine months ended September 30, 2000.

(2) The pro forma adjustment is to record deferred stock compensation related to the acquisitions of Jolt and AstroTerra as if the transactions occurred on January 1, 1999. Deferred stock compensation recorded in relation to these acquisitions was approximately $75.0 million and is being amortized over 4 years or approximately $15.3 million for the nine months ended September 30, 2000. As the acquisition of Jolt and AstroTerra occurred during the period, $19.6 million of deferred compensation relating to this acquisition has been previously included in the consolidated statements of operations of Optical Access for the nine months ended September 30, 2000.

(3) The pro forma adjustment is to record the amortization of goodwill related to the acquisitions of Jolt and AstroTerra as if the transactions occurred on January 1, 1999. Goodwill recorded in relation to these acquisitions was approximately $141.3 million and is being amortizated on a straight-line basis over 5 years or approximately $28.2 million for the year ended December 31, 1999.

(4) The pro forma adjustment is to record deferred stock compensation related to the acquisitions of Jolt and AstroTerra as if the transactions occurred on January 1, 1999. Deferred stock compensation recorded in relation to these acquisitions was approximately $75.0 million and is being amortized over 4 years or approximately $43.1 million for the year ended December 31, 1999.

(5) Weighted average shares used to calculate pro forma basic and diluted net loss per share for the periods presented is computed using the weighted average number of common stock outstanding for the periods presented. In connection with the "push down" of the assets and liabilities of Jolt and AstroTerra, no additional shares were exchanged with MRV. Therefore, no dilutive effect has been provided for these acquisitions.

                              OPTICAL ACCESS LOGO

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee........................................      28,512
NASD filing fee.............................................      11,300
Nasdaq National Market listing fee..........................      95,000
Printing and engraving costs................................     400,000
Legal fees and expenses.....................................     600,000
Accounting fees and expenses................................     600,000
Blue Sky fees and expenses..................................       3,000
Directors and Officers Insurance............................     150,000
Transfer Agent and Registrar fees...........................      10,000
Miscellaneous expenses......................................     102,188
                                                              ----------
          Total.............................................   2,000,000
                                                              ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The General Corporation Law of Delaware provides for indemnification by a corporation of its directors and officers. Our certificate of incorporation provides for the indemnification of directors and officers to the fullest extent permissible under Delaware law. Our bylaws provide for the indemnification of officers, directors and third parties acting on behalf of Optical Access, Inc., if, as required under Delaware law, such person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest, and, with respect to any criminal action or proceeding, the indemnified such person had no reason to believe his or her conduct was unlawful.

     We have entered into indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future. The indemnification agreements may require us, among other things, to indemnify our directors and officers against certain liability that may arise by reason of their status or service as directors and officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance, if available on reasonable terms.

     Reference is also made to Section 7 of the form of Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of Optical Access, Inc. against certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     In connection with its incorporation and organization, in December 1999, the Registrant issued 1,000 shares of common stock to MRV Communications, Inc. for an aggregate of $1,000. In November 2000, Registrant effected a 41,667-for-one stock split of its outstanding common stock. The Registrant believes that the initial issuances was exempt under Section 4(2) of the Securities Act as a transaction not involving any public offering. Registrant believes that the stock split was either not a "sale" of securities pursuant to the Securities Act or exempt under Section 3(a)(9) of the Securities Act.

     No underwriters were involved in connection with the sale of securities referred to in this Item 15. MRV represented its intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued. MRV had adequate access, through its relationships with registrant, to information about registrant.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
     (a) EXHIBITS


 1.1   Form of Underwriting Agreement.*
 2.1   Master Separation Agreement.+
 2.2   Form of General Assignment and Assumption Agreement.+
 2.3   Form of Master Technology Ownership and License Agreement.+
 2.4   Form of Employee Matters Agreement.+
 2.5   Form of Real Estate Matters Agreement.+
 2.6   Form of Master Transitional Services Agreement.+
 2.7   Form of Master Trademark Ownership and License Agreement.+
 2.8   Form of Master Patent Ownership and License Agreement.+
 2.9   Form of Indemnification and Insurance Matters Agreement.+
 2.10  Form of Master Confidential Disclosure Agreement.+
 2.11  Form of Tax Sharing and Indemnification Agreement.+
 3.1   Form of Amended and Restated Certificate of Incorporation.+
 3.2   Amended and Restated Bylaws of the Registrant.+
 4.1   Specimen Common Stock Certificate.*
 5     Opinion of Kirkpatrick & Lockhart LLP.*
10.1   Form of Optical Access, Inc. 2000 Stock Option Plan.+
10.2   Form of Indemnification Agreement.+
10.3   Share Purchase Agreement by and between MRV Communications,
       Inc. ("MRV") and the shareholders of Jolt, Ltd., dated April
       4, 2000.+
10.4   Stock Purchase Agreement by and between MRV and the
       shareholders of AstroTerra Corporation dated July 7, 2000
       (incorporated by reference to Exhibit 2.1(a) of the Form 8-K of MRV filed with the SEC on July 27, 2000).+
10.5   Master Lease Agreement dated February 1, 1995 by and between
       Torrey Sorrento Associates, Ltd. and Sweet Factory Inc.,
       regarding 10343 Roselle Street, Suites 1, 2, 3, 4, 5, 6, 11,
       12, E, F, and D-9, San Diego, California 92121.+
10.6   Lease Agreement dated April 19, 1995 by and between
       Cal-Sorrento, Ltd. and AstroTerra Corporation, regarding
       11526 Sorrento Valley Road, Suites V, IIG, D and J, San
       Diego, California 92121, and all modifications thereto.+
10.7   Lease Agreement dated December 17, 1997 by and between
       Cal-Sorrento, Ltd. and AstroTerra Corporation, regarding
       11526 Sorrento Valley Road, Suite O, San Diego, California
       92121.+
10.8   Sublease Agreement dated November 22, 1999 by and between
       Sweet Factory, Inc. and AstroTerra Corporation, regarding
       10343 Roselle Street, San Diego, California 92121, and rider thereto dated as of even date therewith.+
10.9   Lease Agreement dated March 11, 1998 by and between Jolt
       Ltd. and Kaps-Pharma Ltd., regarding 614 square meters of
       office and warehouse space in a building located at block
       30243 section 62, lot 5 in the Har Hahotzvim Industrial Zone in Jerusalem, Israel.+
10.10  Lease Agreement dated April 13, 2000 by and between Jolt
       Ltd. and Kaps-Pharma Ltd., regarding 324 square meters of
       office and warehouse space in a building located at block
       30243, section 62, lot 5 in the Har Hahotzvim Industrial
       Zone in Jerusalem, Israel.+
10.11  Lease Agreement dated August 28, 2000 by and between Jolt
       Ltd. and Kaps-Pharma Ltd., regarding 226 square meters of
       office space in a building located at block 30243, section
       62, lot 5 in the Har Hahotzvim Industrial Zone in Jerusalem,
       Israel.+
10.12  Lease Agreement dated December 20, 1995 by and between
       Mirobin, Ltd. and NBase Communications, Ltd. regarding 1814 square meters of office space in a building located on the first floor of Mirobin Building, Industrial Yards, Yokneam,
       Israel (location referred to in a diagram in original lease agreement).+
10.13  Lease Agreement dated January 18, 1999 by and between
       Mirobin, Ltd. and Fibronics, Ltd. regarding 669 square
       meters of office space in a building located at block 11495, lot 11, plot 2 in the Yokneam House, Industrial Area,
       Mirobin Building, Yokneam, Israel.+

10.14 OEM Purchasing Agreement dated December 9, 1999 by and between NBase-Xyplex and Uniskor (subsequently acquired by Flextronics).+
10.15  Form of Employment Agreement between Optical Access, Inc.
       and Guy Avidan.+
10.16  Form of Employment Agreement between Optical Access, Inc.
       and Shay Gonen.+
10.17  Distribution Agreement by and between Itouch Communications,
       Inc. and Optical Access, Inc.*
10.18  Lease Agreement dated November 15, 2000 by and between
       Optical Access, Inc. and James and Jill Berg regarding 10401
       Roselle Street, Building A, Suites A202, A203 and A206, San
       Diego, California 92121.*
21.1   List of Registrant's Subsidiaries.+
23.1   Consent of Arthur Andersen LLP, Los Angeles.
23.2   Consent of Arthur Andersen LLP, San Diego.
23.3   Consent of Somekh Chaikin.
23.4   Consent of Kirkpatrick & Lockhart LLP (contained in Exhibit
       5).
24.1 Power of attorney (included on signature page of Registration Statement).+


---------------
+  Previously filed.

*  To be filed by Amendment.

     (b) FINANCIAL STATEMENT SCHEDULES

     All such schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     We hereby undertake to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     We hereby undertake that:

     1. For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
        (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chatsworth, State of California, on the 18th day of December, 2000.


                                          OPTICAL ACCESS, INC.


                                          By: /s/ SHLOMO MARGALIT

                                            ------------------------------------
                                              Shlomo Margalit
                                            Chairman of the Board

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities.


SIGNATURE                                                   TITLE                         DATE
---------                                                   -----                         ----

           /s/ SHLOMO MARGALIT                      Chairman of the Board           December 18, 2000
------------------------------------------
             Shlomo Margalit

                    *                            Chief Executive Officer and
------------------------------------------                 Director
                Guy Avidan                      (Principal Executive Officer)       December 18, 2000

                    *                              Chief Financial Officer
------------------------------------------         (Principal Financial and
                Shay Gonen                           Accounting Officer)            December 18, 2000

                    *                                      Director                 December 18, 2000
------------------------------------------
                Noam Lotan

                    *                                      Director                 December 18, 2000
------------------------------------------
               Lior Bregman

                    *                                      Director                 December 18, 2000
------------------------------------------
            Michael McDonough

         *By: /s/ SHLOMO MARGALIT                      Attorney-in-fact             December 18, 2000
   ------------------------------------
             Shlomo Margalit

                                 EXHIBIT INDEX


 1.1   Form of Underwriting Agreement.*

 2.1   Master Separation Agreement.+
 2.2   Form of General Assignment and Assumption Agreement.+
 2.3   Form of Master Technology Ownership and License Agreement.+
 2.4   Form of Employee Matters Agreement.+
 2.5   Form of Real Estate Matters Agreement.+
 2.6   Form of Master Transitional Services Agreement.+
 2.7   Form of Master Trademark Ownership and License Agreement.+
 2.8   Form of Master Patent Ownership and License Agreement.+
 2.9   Form of Indemnification and Insurance Matters Agreement.+
 2.10  Form of Master Confidential Disclosure Agreement.+
 2.11  Form of Tax Sharing and Indemnification Agreement.+
 3.1   Form of Amended and Restated Certificate of Incorporation.+
 3.2   Amended and Restated Bylaws of the Registrant.+
 4.1   Specimen Common Stock Certificate.*
 5     Opinion of Kirkpatrick & Lockhart LLP.*
10.1   Form of Optical Access, Inc. 2000 Stock Option Plan.+
10.2   Form of Indemnification Agreement.+
10.3   Share Purchase Agreement by and between MRV Communications,
       Inc. ("MRV") and the shareholders of Jolt, Ltd., dated April
       14, 2000.+
10.4   Stock Purchase Agreement by and between MRV and the
       shareholders of AstroTerra Corporation dated July 7, 2000
       (incorporated by reference to Exhibit 2.1(a) of the Form 8-K of MRV filed with the SEC on July 27, 2000).+
10.5   Master Lease Agreement dated February 1, 1995 by and between
       Torrey Sorrento Associates, Ltd. and Sweet Factory Inc.,
       regarding 10343 Roselle Street, Suites 1, 2, 3, 4, 5, 6, 11,
       12, E, F, and D-9, San Diego, California 92121.+
10.6   Lease Agreement dated April 19, 1995 by and between
       Cal-Sorrento, Ltd. and AstroTerra Corporation, regarding
       11526 Sorrento Valley Road, Suites V, IIG, D and J, San
       Diego, California 92121, and all modifications thereto.+
10.7   Lease Agreement dated December 17, 1997 by and between
       Cal-Sorrento, Ltd. and AstroTerra Corporation, regarding
       11526 Sorrento Valley Road, Suite O, San Diego, California
       92121.+
10.8   Sublease Agreement dated November 22, 1999 by and between
       Sweet Factory, Inc. and AstroTerra Corporation, regarding
       10343 Roselle Street, San Diego, California 92121, and rider thereto dated as of even date therewith.+
10.9   Lease Agreement dated March 11, 1998 by and between Jolt
       Ltd. and Kaps-Pharma Ltd., regarding 614 square meters of
       office and warehouse space in a building located at block
       30243 section 62, lot 5 in the Har Hahotzvim Industrial Zone in Jerusalem, Israel.+
10.10  Lease Agreement dated April 13, 2000 by and between Jolt
       Ltd. and Kaps-Pharma Ltd., regarding 324 square meters of
       office and warehouse space in a building located at block
       30243, section 62, lot 5 in the Har Hahotzvim Industrial
       Zone in Jerusalem, Israel.+
10.11  Lease Agreement dated August 28, 2000 by and between Jolt
       Ltd. and Kaps-Pharma Ltd., regarding 226 square meters of
       office space in a building located at block 30243, section
       62, lot 5 in the Har Hahotzvim Industrial Zone in Jerusalem,
       Israel.+
10.12  Lease Agreement dated December 20, 1995 by and between
       Mirobin, Ltd. and NBase Communications, Ltd. regarding 1814 square meters of office space in a building located on the first floor of Mirobin Building, Industrial Yards, Yokneam,
       Israel (location referred to in a diagram in original lease agreement).+
10.13  Lease Agreement dated January 18, 1999 by and between
       Mirobin, Ltd. and Fibronics, Ltd. regarding 669 square
       meters of office space in a building located at block 11495, lot 11, plot 2 in the Yokneam House, Industrial Area,
       Mirobin Building, Yokneam, Israel.+
10.14  OEM Purchasing Agreement dated December 9, 1999 by and between NBase-Xyplex and Uniskor (subsequently acquired by
       Flextronics).+
10.15  Form of Employment Agreement between Optical Access, Inc.
       and Guy Avidan.+
10.16  Form of Employment Agreement between Optical Access, Inc.
       and Shay Gonen.+
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
10.17  Distribution Agreement by and between Itouch Communications,
       Inc. and Optical Access, Inc.*
10.18  Lease Agreement dated November 15, 2000 by and between
       Optical Access, Inc. and James and Jill Berg regarding 10401
       Roselle Street, Building A, Suites A202, A203 and A206, San
       Diego, California 92121.*
21.1   List of Registrant's Subsidiaries.+
23.1   Consent of Arthur Andersen LLP, Los Angeles.
23.2   Consent of Arthur Andersen LLP, San Diego.
23.3   Consent of Somekh Chaikin.
23.4   Consent of Kirkpatrick & Lockhart LLP (contained in Exhibit
       5).
24.1   Power of attorney (included on signature page of
       Registration Statement).+


---------------
+  Previously filed.

*  To be filed by Amendment.